Filed Pursuant to Rule 424(b)(5)
File Number 333-188389

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell nor are we seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 23, 2014

PRELIMINARY PROSPECTUS SUPPLEMENT

(to Prospectus dated May 16, 2013)

$45,000,000

Parametric Sound Corporation

Common Stock

We are offering $45,000,000 of our common stock. Our common stock is listed on The NASDAQ Global Market under the symbol “HEAR.” Until April 14, 2014, our common stock was listed under the symbol “PAMT.” On April 22, 2014, the last reported sale price for our common stock on The NASDAQ Global Market was $13.35 per share. We are in the process of changing our corporate name to Turtle Beach Corporation, which we expect to complete in May 2014.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-17 of this prospectus supplement.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount (1)	$	$
Proceeds, Before Expenses, to Parametric Sound	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters the right to purchase up to an additional 15% of the shares of our common stock initially sold by us to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

Sole Book-Running Manager

Needham & Company

Co-Lead Managers

Cowen and Company	Wedbush Securities

Co-Manager

Lake Street Capital Markets

The date of this prospectus supplement is April     , 2014.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. This prospectus supplement does not constitute an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated herein or therein by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS SUPPLEMENT

On May 6, 2013, we filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-3 (File No. 333-188389) utilizing a shelf registration process relating to the securities described in this prospectus supplement, which registration statement became effective on May 16, 2013. Under this shelf registration process, we may, from time to time, sell common stock and warrants, including the common stock to be sold in this offering.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date – for example, a document incorporated by reference in the accompanying prospectus – the statement in the document having the later date modifies or supersedes the earlier statement.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in the prospectus supplement or the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

As used in this prospectus supplement, unless the context requires otherwise, references to “Parametric Sound,” the Company,” “we,” “our,” or “us” refers to the combined businesses of Parametric Sound Corporation and its subsidiaries. HyperSound and HSS are our registered trademarks. This prospectus supplement also contains trademarks and trade names that are the property of their respective owners.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING

STATEMENTS AND OTHER INFORMATION

This prospectus supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical facts contained in this report are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “potential” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	Current and future transitions in video gaming console platforms and the potential impact on our business;

•	Continued relationships with our largest customers;

•	Our ability to adapt to new technologies and introduce new products on a timely basis;

•	The impact of competitive products, technologies and pricing;

•	The impact of seasonality on our business;

S-ii

•	Manufacturing capacity constraints and difficulties;

•	The scope of protection we are able to establish and maintain for intellectual property rights covering our technology;

•	Our ability to forecast demand for our products;

•	Estimates of our future revenues, expenses, capital requirements and our needs for additional financing;

•	Our financial performance; and

•	Our success at managing the risks involved in the foregoing items.

Forward-looking statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed in this prospectus supplement under “Risk Factors.”

All forward-looking statements in this prospectus supplement reflect our views as of the date hereof based on information with respect to future events and are subject to the above referenced and other risks, uncertainties and assumptions relating to our operations, results of operations, industry and future growth. Given these risks, uncertainties and assumptions, we caution you not to place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, whether as a result of new information, future events or otherwise.

This prospectus supplement contains statistical data and estimates that we obtained from industry publications and reports. These publications typically indicate that they have obtained their information from sources they believe to be reliable, but do not guarantee the accuracy and completeness of their information. Although we have assessed the information in the publications and found it to be reasonable and believe the publications are reliable, we have not independently verified such data.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus, as well as the other documents incorporated by reference in this prospectus supplement and the accompanying prospectus, carefully before making an investment decision, including the “Risk Factors” section contained in this prospectus supplement, our consolidated financial statements and the related notes thereto. In this prospectus supplement, unless the context requires otherwise, references to “Parametric Sound,” the Company,” “we,” “our,” or “us” refers to the combined businesses of Parametric Sound Corporation and its subsidiaries.

Mission Statement

Our mission is to design, develop and deliver state-of-the-art audio products that provide unique functionality, high quality and ultimately superior user experiences for the consumer, commercial and health care markets. Our goal is to help our end customers hear better when they are playing video games, watching films and listening to music, as well as experiencing directional audio in entertainment, consumer and other settings.

Overview

We are a premier audio innovation company with deep expertise and relevant experience in developing, commercializing and marketing audio technologies across a range of large addressable markets under the Turtle Beach and HyperSound brands. Turtle Beach is the worldwide leading provider of feature-rich headset solutions for use across multiple platforms, including video game and entertainment consoles, handheld consoles, personal computers, or PCs, Macintosh computers, or Macs, tablets and mobile devices. HyperSound is a novel patent-protected sound delivery technology that delivers immersive, directional audio which offers unique benefits in a variety of commercial and consumer audio applications, and is capable of increasing the ability of persons with hearing impairments to perceive and comprehend audio. On January 15, 2014, Parametric Sound completed the merger, or the Merger, with VTB Holdings, Inc., which operates the Turtle Beach business. The Merger created a new company with a new investment profile, with unaudited pro forma combined net revenue of $179 million for the year ended December 31, 2013 and a market capitalization in excess of $500 million as of the closing of the Merger.

Audio technology and digital signal processing are core competencies of our company, and we intend to leverage these competencies to continue to expand both our headset and HyperSound product portfolios. We consider continued innovation and state-of-the-art product development key factors to our future success. The Merger combined the unique intellectual property and HyperSound audio product of Parametric Sound with the commercialization skills and resources of Turtle Beach, including proven product design, product development, supply chain management, sales and marketing. We believe that the strength of the Turtle Beach headset business provides a strong foundation that will enable us to invest in the advancement and commercialization of the HyperSound technology.

We intend to introduce new HyperSound products across a wide range of large and growing addressable markets and to continue to develop the commercial market for HyperSound, where our technology is used to add audio to retail displays and to create isolated areas of sound in a variety of settings. We are also currently developing a HyperSound product that we believe will improve the home listening experience for individuals with hearing impairments. In consumer markets, we plan to target HyperSound for new uses, potentially including applications with computers, mobile devices, video game consoles, televisions and other home audio products. In addition to the products we are commercializing, we are also pursuing licensing opportunities for our HyperSound technology.

Products

Turtle Beach Headsets

Our Turtle Beach headsets transform the way games are consumed on video game consoles, personal computers, media and mobile platforms. Our technologies have been proprietarily developed using surround sound audio, pristine fidelity, wireless functionality and precision customization – all combined to deliver the high definition gaming experiences that our end customers demand. Turtle Beach’s flagship product line, Ear Force, has been crafted for gaming consoles, including the next-generation Xbox One and PlayStation 4, handheld consoles, such as the PlayStation Vita and Nintendo DS, and other platforms and devices, including Nintendo, PCs, Macs and mobile devices such as smart phones and tablets. Our products are sold in 44 countries at over 27,000 storefronts around the world through relationships with leading major retailers, including Amazon, Best Buy, GameStop, Target, Wal-Mart and similar major retailers in other parts of the world.

We have established and currently maintain a leading position in the U.S. gaming headset market through innovation in sophisticated audio technology, product quality, targeted marketing, retail distribution and industry partnerships. According to sales tracking data from The NPD Group, Inc., or NPD, we are the number one console gaming headset manufacturer in the United States based on dollar sales for the calendar year 2013, with nearly a 50% dollar share of the market, or more than four times the next closest competitor. In 2013, we had six of the top 10 best-selling gaming headsets in terms of U.S. dollar market share.

We consider our retail distribution network for Turtle Beach headsets to be unrivaled in the gaming headset market, consisting of more than 370,000 points of distribution and 27,000 storefronts in 44 countries around the world as of December 31, 2013. We believe that our extensive retail footprint and strong retail presence, which includes point-of-sale displays and more than 16,000 interactive retail displays, have contributed to broad brand recognition and loyalty with our installed base of consumers. According to a July 2013 study we commissioned by NPD, our brand rating among Xbox 360 and PlayStation 3 console gamers who are familiar with the Turtle Beach brand – a measurement of positive brand perception – increased 7 percentage points to 65% in 2013, and is 77% among 18-24 year-olds.

We have played a significant role in developing the market for advanced gaming headsets, which allow video game players to experience high-quality, immersive sound and communicate with other online players. The first Turtle Beach gaming headset, which unlike stereo headphones had an integrated microphone, was launched in 2005. As gaming has grown in popularity, we have broadened our Turtle Beach product portfolio to include more than 30 headset solutions across various gaming and entertainment platforms.

Strategic relationships play an important role in our headset business. We believe these relationships give the Turtle Beach brand a larger presence with consumers and create more opportunities for retailers to carry our products. Collaborating with console manufacturers to create officially licensed headsets gives us access to console specifications for product development and helps drive consumer preference for our products. Relationships with leading video game franchises raise awareness of our products and brand, and create opportunities to align our headsets and trade marketing efforts with high-visibility game launches. Between July 2013 and April 2014, we announced arrangements with Blizzard Entertainment, Electronic Arts, Marvel and Microsoft, and our relationship with Activision and their popular Call of Duty franchise, which began in 2011 with the launch of Call of Duty: Modern Warfare 3, extends through January 2015. We believe that Turtle Beach is the only gaming headset company to have official licenses with all three major console platforms – Microsoft Xbox, Sony PlayStation and Nintendo Wii. We are currently one of only two announced companies licensed and approved by Microsoft to create audio products for the next-generation Xbox One console. We also have exclusive licensing and sponsorship relationships with some of the biggest players in competitive gaming, including Twitch and Major League Gaming.

As gaming consoles have evolved from dedicated video game platforms to home entertainment hubs, and mobile devices have become platforms for entertainment, we have continued to evolve our Turtle Beach headsets to reflect how content is consumed. For example, we recently introduced Turtle Beach iSeries media headsets that can bring sophisticated audio processing technology to consumers watching movies, listening to music, as well as playing video games. These new headsets are available in Apple retail stores, with expanded distribution anticipated later in 2014.

Our Turtle Beach headsets are categorized by price point based on the complexity of technology each headset offers, with higher price point headsets offering advanced features such as digital signal processing, surround sound, wireless audio and Bluetooth connectivity to mobile devices. By offering Turtle Beach products across multiple price points, we have reached a diverse base of consumers ranging from entry-level users to dedicated gamers.

HyperSound Products

Our HyperSound products transform the way audio is delivered to listeners. Common speaker types in use today radiate sound out in a wide arc, creating a very broad and difficult to control listening area. HyperSound is a fundamentally different approach to audio. Proprietary ultrasonic emitters produce an ultrasonic wave that carries audible sound along a tightly formed beam. Audible sound is not created on the surface of the ultrasonic emitter – a significant departure from a direct radiating loudspeaker. Instead, the audible sound is generated in the air itself and is focused and directed. This delivery mechanism has many unique benefits. Like a flashlight with a narrow beam of light, HyperSound produces a narrow beam of sound providing significant control over the listening area. If the listener is standing in the path of the beam, he or she hears the sound. If the listener leaves the beam, the sound is barely audible. HyperSound also maintains sonic clarity and intelligibility over longer distances than traditional loudspeakers. Unlike conventional speakers that require five or seven speakers to provide surround sound, HyperSound can provide immersive, 3D surround sound using just two emitters.

We are currently focusing our development efforts for the HyperSound technology on three business segments: commercial applications, health care, and consumer applications. We believe that these three target markets collectively represent a large opportunity for HyperSound and will continue to be the focus of our HyperSound research and development efforts for the foreseeable future.

Industry Overview

Gaming Headset Market

The video game industry is a global and growing market. The March 2014 Intelligence: Worldwide Console Forecast report by DFC Intelligence Forecasts, or DFC, estimates that combined global spending on console hardware and software will increase from $26 billion in 2013 to $43 billion in 2017, representing growth of 62% over that time period. Additionally, the June 2013 Essential Facts about the Computer and Video Game Industry report by the Entertainment Software Association indicates that 58% of Americans play video games and that more than half of U.S. households own a dedicated gaming console (with an average of two gamers in every game-playing U.S. household).

The console accessories market includes gaming headsets and other peripherals such as gamepads and specialty controllers, adapters, batteries, memory and interactive gaming toys. Sales tracking data from NPD indicates U.S. consumers spent an estimated $1.8 billion on console accessories in 2013. Console gaming headsets comprised approximately 19% of that total, or approximately $329 million. DFC’s World Console Forecast indicates that North America has approximately 47% of the installed base for the two most recent generations of gaming consoles, the sixth and seventh-generation. Based on these figures, we believe the global console gaming headset market to be approximately $700 million.

We believe video game players use gaming headsets to experience high-quality, immersive game audio, communicate via chat audio with other online players, and take advantage of advanced capabilities such as audio processing that can provide a competitive advantage during gameplay. Headsets also allow players to experience game and chat audio without disturbing others in their household.

We believe that sales of console gaming headsets, like other console-related accessories and software, are significantly influenced by the launch of new consoles. The gaming industry experienced a cyclical event in 2013 as Microsoft and Sony each announced new consoles for the first time in eight years. After Sony announced the PlayStation 4 in February and Microsoft announced the Xbox One in May, consumers began delaying gaming purchases in advance of the introduction of the new consoles, negatively impacting global sales of console hardware and software.

Historical industry data shows that sales of gaming accessories have fallen in the 12 to 18 months immediately preceding a console transition and then have risen to higher levels spurred by the increased retail activity generated by the new console launch. According to DFC’s World Console Forecast, annual console sales increased 137% from 2005 to 2008 following the last transition, to Xbox 360 and PlayStation 3 in 2005.

The consumer response to the November 2013 launches of the Xbox One and PlayStation 4 has been overwhelmingly positive, creating a growing installed base of consoles and a market for next generation headsets. The Xbox One and PlayStation 4 had strong global launches, with sales of each exceeding one million units in the first 24 hours following introduction, and consumers purchased an estimated 7 million next generation consoles by the end of 2013. DFC forecasts that combined cumulative sales of Xbox One and PlayStation 4 will grow to 149.4 million consoles by 2018. We believe we are well positioned to benefit from the anticipated growth in this segment as consumers purchase new consoles over the next three years and beyond. In addition, industry analysts expect Microsoft and Sony to continue supporting their current generation consoles over the next few years and, as a result, we anticipate that there will continue to be a significant market through at least 2015 for Turtle Beach headsets that are compatible with Xbox 360 and PlayStation 3, the previous generation of consoles.

Sales of Turtle Beach gaming headsets designed primarily for use with gaming consoles such as Xbox and PlayStation comprise the majority of our revenues. We believe that the primary growth drivers for our console gaming headset business are:

•	Cumulative sales of 163 million consoles, in the aggregate, of Xbox 360, Xbox One, PlayStation 3 and PlayStation 4 consoles as of year-end 2013, as estimated in the March 2014 DFC Intelligence: Worldwide Console Forecast;

•	The increase in multiplayer online gaming, whether console, mobile, or PC-based, in which a gaming headset provides the additional benefit of being a communication device;

•	The launch of new console video game titles, which we believe increases foot traffic into retail stores and lifts console gaming headset sales; and

•	The installed base of more than 7 million Turtle Beach headsets, which we expect to drive upgrades and replacements.

Competition in Gaming Headset Market

Competitors of our Turtle Beach console gaming headsets include both accessory manufacturers and console manufacturers. Major console manufacturers such as Sony and Microsoft bundle chat communicators with new console purchases. These chat communicators are mono voice-only devices that do not transmit game audio, but do allow players to communicate with each other. We view chat communicators as a lead generator, drawing new customers to fully integrated gaming headsets, because we believe that once new players experience the benefits of chat communicators, they often upgrade to a fully integrated gaming headset, which includes audio and chat.

In addition to making chat communicators, both Sony and Microsoft make a limited range of integrated headsets. Sony makes gaming headsets that compete against our Turtle Beach PlayStation 3 and PlayStation 4 compatible headsets. Microsoft launched an Xbox One compatible headset in 2014. A number of third-party accessory manufacturers also make gaming headsets. In 2013, Turtle Beach achieved a 49% revenue dollar share of the U.S. gaming headset market according to sales data from NPD. No other console or accessory manufacturer achieved more than a 12% dollar share. Additionally, Turtle Beach achieved a 53% dollar share of the U.K. gaming headset market according to sales data from The GfK Group.

Unlike the console gaming market, there are dozens of brands offering PC gaming headsets. Many of the brands offering PC gaming headsets make an assortment of PC components and accessories, including cases, memory sticks, keyboard, mice and controllers. Based on a survey of U.S. based consumers we conducted in October 2013, we estimate that 65% of the PC gaming headsets on the market are priced at less than $50, 25% are priced between $50 and $100, and 10% are priced greater than $100. Because a high percentage of the PC gaming headset market is comprised of less expensive, entry-level headsets, we believe there is an opportunity for us to gain market share by offering higher priced, feature-rich gaming headsets targeted at gaming enthusiasts.

HyperSound Technology Target Markets

We are currently focusing our product development efforts for HyperSound-based products in the following three areas: commercial, health care and consumer applications. We are also pursuing licensing opportunities in addition to the products we are commercializing.

Commercial Applications. Among potential commercial applications, we are currently marketing our HyperSound technology to retailers and audio-visual integrators for use in settings where directed audio and sound zones are beneficial, such as digital signage and interactive retail displays. Digital signage is a growing form of direct advertising capturing an increasing share of advertising spending. Restaurants, banking, retail outlets, museums and other outlets and organizations employ commercial displays to communicate with patrons, many of which currently have no audio. Interactive retail displays and related computer terminals such as ATMs power applications for communication, commerce, entertainment and education. Electronic gaming and casino slot machines are also becoming increasingly sophisticated computerized entertainment devices. We believe the ability to focus sound on the user in front of such displays or devices, while limiting or removing sound disruption outside the listening area, offers utility unavailable with traditional speakers. HyperSound creates discrete in-store promotional audio zones that offer a personal experience to an individual while preventing noise pollution that could be heard by surrounding customers.

Health Care. We believe our research studies, including preference testing and clinical trials, demonstrate that HyperSound technology offers improved comprehension of audio for persons with varying types of hearing impairments by delivering higher volume and clarity of audio to hearing impaired listeners when compared to a conventional acoustic speaker. In February 2014 we received clearance from the U.S. Food and Drug Administration, or FDA, for the marketing of the HyperSound audio system as a hearing improvement device. We are focused on bringing a product to market that will have a positive impact on the quality of life for people with certain hearing disabilities. With over 48 million people in the United States experiencing hearing impairments, we believe hearing health represents a strong opportunity for us, and that our technology will fill a need in the market.

Consumer Applications. Our HyperSound technology has the potential to be developed into consumer products for various applications, including computers, video game consoles, televisions, home theater and home audio. With the advent of flat panel displays for use in televisions and mobile devices, manufacturers have been focused on creating thinner products often at the expense of sound quality. We believe this has created an opportunity to develop integrated and companion HyperSound products that improve the audio experience by providing immersive 3D sound. We believe that our ability to create a 3D sound image from two thin emitters, compared to a five or seven speaker surround sound set-up using conventional speakers, will deliver a compelling and enhanced audio experience for consumers.

Competition in HyperSound Technology Target Markets

Our HyperSound technologies and products compete with both ultrasonic and traditional audio products of other companies. The consumer, commercial and health care audio industry markets are fragmented and competitive and include numerous manufacturers, with audio products varying widely in price, quality and distribution channels.

As we expand in the commercial market, we will compete with a diverse range of traditional commercial sound manufacturers worldwide. For example, the digital signage market uses numerous traditional commercial sound products where directed or focused audio is not required or desired, or where customers have not been exposed to the advantages of directed audio to communicate. However, we believe our HyperSound product outperforms competitive directional and zoned audio solutions, providing improved volume, clarity, and directional control while requiring less power, all at a lower cost.

As we enter the hearing health market we believe we currently have no direct competition for ultrasonic-based hearing solutions and also believe we are the only directed audio product with FDA clearance to be marketed as a hearing aid device. We are likely to face new competition that comes with launching a novel product and creating and/or expanding a new category.

As we enter the consumer market for speakers in computers, gaming and entertainment consoles, televisions and home audio, we will compete within an audio industry that is fragmented and competitive and includes numerous manufacturers offering audio products that vary widely in price, quality and distribution methods. We compete or may compete with manufacturers such as Bose, Boston Acoustics, Harman, Klipsch, LG, Pioneer, Polk Audio, Samsung, Sony and many other large competitors. We believe that we can compete based on the quality and performance of our proprietary HyperSound technology, its unique delivery method, and our ability to partner with original equipment manufacturers, or OEMs, as they attempt to differentiate their products.

Our Competitive Strengths

We believe that our more than 35-year legacy of audio innovation and strong, experienced leadership team form the core of our competitive advantage. The competitive strengths of our business include:

Innovative, high quality products that incorporate advanced audio and wireless technology

We consider the rapid, cost-effective commercialization of our innovations in audio technology into high quality and feature-rich products to be a key contributor to our success. Our team of engineers contributed to the introduction of 17 new gaming and media headsets to the portfolio in 2013. A wide array of consumer research informs our product planning, design and pricing, which contributes to improvements in product engineering. We also believe that advanced audio, digital signal processing and wireless functionality, including chat audio, provide a competitive advantage when our products are compared to those of our competitors at a similar price point. For example, we believe that Turtle Beach is the first headset manufacturer to utilize Dual Band WiFi in wireless gaming headsets, and the first manufacturer to offer a headset utilizing DTS Headphone:X surround sound.

Products with broad compatibility and interoperability

We believe that consumers value cross-platform compatibility. By providing more flexibility and compatibility in our products than our competitors do at similar price points, we believe we offer more value to consumers, which we consider to be a competitive advantage. Almost all of our wired headsets provide both chat and source audio with mobile devices, including smartphones and tablets. Our Bluetooth wireless headsets are dual-pairing, allowing users to pair them not only with consoles for chat audio, but also with mobile devices for music streaming, phone calls and chat audio. Many of our Xbox console headsets are also PlayStation compatible, and many of our PlayStation headsets also work on the Xbox platform with the addition of an inexpensive adapter. In addition, most of our USB wired console headsets work with both PCs and Macs.

Strong brand and large, loyal installed base of consumers

We believe that our Turtle Beach brand contributes value to our business and that our Turtle Beach brand’s image among consumers is a competitive advantage. In addition, the installed base of consumers with Turtle Beach headsets, which we estimate to be more than 7 million users, plays a positive role in driving brand and product awareness, and makes us a more valuable partner to game software and hardware companies, such as Activision and Microsoft. A July 2013 brand awareness and sentiment study we commissioned and conducted by NPD indicated that Turtle Beach’s brand rating among Xbox 360 and PlayStation 3 console gamers who are familiar with the Turtle Beach brand – a measurement of positive brand perception – increased 7 percentage points to 65% of all consumers participating in the study in 2013, and is 77% among 18 to 24 year-olds. We believe this strong brand perception relative to many of our competitors increases the likelihood of brand loyalty and brand recommendations. We have a large installed base of consumers who own our Turtle Beach gaming headsets, and we believe that individuals who play video games are a large and growing demographic. According to a March 2012 study of approximately 2,500 gamers by Bowen Research that we commissioned, consumers who already own Turtle Beach headsets earn more and spend more on gaming than those that own other headset brands. Gamers who own Turtle Beach headsets play more frequently and are also more “social” when gaming, playing multiplayer games more frequently. We believe that this profile of Turtle Beach headset owners and our large installed base of users comprised of gamers who, based on the Bowen Research study, play more, earn more and spend more than gamers that did not own Turtle Beach headsets makes us the strongest potential audio partner for console, software and entertainment brands and has contributed to our success with strategic relationships and licensing.

Excellent retail relationships and distribution

We have strong retail relationships and a large international distribution network. Turtle Beach headsets are sold at more than 27,000 storefronts in 44 countries, including retailers such as Amazon, Best Buy, GameStop, Target, Wal-Mart and similar major retailers in other parts of the world. We believe retailers value the Turtle Beach brand as a leading provider because it drives sales across the gaming headset category and is a profitable product line for retailers. We believe prominent placement in video game and electronics retailers such as Best Buy and GameStop, including our more than 16,000 installed interactive sales displays, reinforces Turtle Beach’s brand authenticity with gaming enthusiasts, and our presence in mass channel retailers such as Target and Wal-Mart enables us to reach a wider audience of casual gamers. Our established presence on Amazon.com and other online retail sites, and high consumer product ratings on those sites, increases the awareness and visibility of Turtle Beach products and helps to influence both online and brick and mortar sales. We also have exclusive licensing and sponsorship relationships with some of the biggest players in competitive gaming, including Twitch, the world’s leading broadcast platform and community for video game enthusiasts.

Exceptional strategic relationships

We believe that our strategic relationships, which include licensing, sponsorship and promotional relationships, raise awareness for the Turtle Beach brand, provide competitive advantages, create opportunities for retail promotions, appeal to retailers, and place the Turtle Beach brand in front of consumers in fresh and exciting ways. In 2013, we announced an agreement with Microsoft that enables us to produce officially licensed headsets for the next-generation Xbox One console. We are currently one of only two announced audio companies licensed and approved by Microsoft to create Xbox One compatible audio products. In January 2014, we announced a new agreement with Sony Computer Entertainment America LLC to create officially licensed headsets for the new PlayStation 4 entertainment console in North America and Latin America. As part of the Sony agreement, Turtle Beach will develop tournament-grade headsets as well as headsets for gaming and entertainment enthusiasts. We anticipate that these headsets will be unveiled during summer 2014 and will be in stores in fall 2014.

We have licensing agreements with leading game companies such as Activision, Blizzard Entertainment and Electronic Arts through which we develop co-branded headsets to coincide with new video game releases, including for the recent release of Titanfall and the last three Call of Duty releases. Association with these high-profile, global game launches provides valuable brand awareness.

We also have exclusive licensing and sponsorship relationships with some of the biggest players in competitive gaming, including Twitch, the world’s leading broadcast platform and community for video game enthusiasts, and Major League Gaming, the world’s largest competitive gaming league and online multiplayer platform. We believe our strategic relationships reinforce our brand authenticity with consumers.

Transformative HyperSound technology

Our HyperSound products transform the way audio is delivered to listeners. Common speaker types in use today such as dynamic, electrostatic, ribbon and other transducer-based designs, are direct radiating and are fundamentally a piston action, directly pumping air molecules into motion to create audible sound waves the listener hears. HyperSound modulates an ultrasound beam that utilizes nonlinear acoustics to create sound “in the air.” This parametric sound beam is highly directional and maintains sonic clarity and intelligibility over longer distances than traditional loudspeakers. Our HyperSound technology is compatible with any media input and beams directed audio where the listener wants it while limiting ambient noise.

Broad intellectual property portfolio

We have a substantial base of intellectual property assets related to our HyperSound and headset technology protecting our current and future product development, including 26 U.S. patents and two foreign patents issued related to our HyperSound and headset technologies, as well as 59 additional U.S. patents pending, as of April 14, 2014. We intend to continue to innovate and anticipate increasing our intellectual property portfolio related to our HyperSound technology and Turtle Beach headsets in the future. We operate in an industry where innovations, investment in new ideas and protection of resulting intellectual property rights are critical to success. We expect to rely on a variety of intellectual property protections for our products and technologies, including contractual obligations, and we intend to pursue a policy of vigorously enforcing such rights.

Our Business Strategy

We intend to build upon our Turtle Beach brand awareness, sophisticated audio technology and high quality products to increase sales, profitability and brand awareness.

Grow our Console Gaming Headset Business

We intend to continue to grow our core console gaming headset business, taking advantage of what we expect to be industry-wide growth following the release of the Xbox One and PlayStation 4 consoles in 2013. To achieve this growth, we intend to launch additional gaming headset models for the new consoles, to continue to add innovations and technology across our entire product line up, and to progress our physical designs, packaging and marketing approaches.

DFC estimates that more than 268 million sixth and seventh generation Xbox, PlayStation and Wii gaming consoles have been sold worldwide, and millions play online using their consoles every day. Microsoft has estimated that its 46 million subscribers spend an average of 42 hours a month playing games on Xbox Live. The first priority in our growth strategy is to continue to grow the core console gaming headset business, protecting share in established markets like the United States, the United Kingdom and Australia and increasing share in markets where we are less established.

A 2013 survey conducted by NPD found that only 22% of U.S.-based players of Xbox 360, Playstation 2 and PlayStation 3 currently use a headset, suggesting to us that there is meaningful room for growth in this established market. In addition, more than half of headset users are using their first headset. With our market share leadership and large consumer base, we plan to capture a significant portion of sales from gamers upgrading to their second, more advanced headset and those buying new headsets for next-generation consoles.

While industry analysts project that sales of next-generation consoles, such as Xbox One and Playstation 4, will continue to be strong, individuals within the industry expect sales of current generation consoles, such as Xbox 360 and Playstation 3, to continue as well (although at a decreased rate). For example, Microsoft’s senior vice president of Interactive Entertainment Business stated that he believes that Microsoft may reach an installed base of 100 million Xbox 360 consoles, selling an additional 25 million units after the launch of Xbox One.

We also believe trends in how developers are utilizing audio in video games suggest that the benefits of chat functionality will increasingly drive demand for gaming headsets. In some recent game releases, such as Grand Theft Auto 5, players can control action in the game using their voice, including scenarios in which the game will respond to the tone and volume of the player’s voice. We believe the latest generation of multiplayer and co-operative games, which emphasize and reward collaboration among players, will also stimulate demand for gaming headsets by giving players the ability to communicate with their teammates. Additionally, as headsets become more advanced and continue to provide their users an advantage during gameplay, we expect non-users of headsets will want to keep up with the competition by adopting headsets as well.

Expand Distribution and Improve Retail Presence

Total points of distribution is a standard retail trade term used to summarize distribution breadth by multiplying the number of retail outlets selling a product by the number of those products in each location. It takes into account how widely products are available and how many items are available. Points of distribution for Turtle Beach headsets nearly tripled from 2011 to 2013, increasing from approximately 128,000 to approximately 370,000. Turtle Beach branded headsets are now distributed in 44 countries.

We anticipate growing points of distribution in 2014, primarily in international markets, by both expanding our retail footprint into new markets and growing market share in existing markets. Recent efforts to expand our international distribution include adding distribution in Poland and Russia as part of our efforts to expand distribution in Eastern Europe, appointing Industrial Distribution Group as our new sales representation partner for Latin America, expanding distribution in Asia to include Singapore, Malaysia, Thailand and the Philippines, and appointing Acton as the exclusive distributor of Turtle Beach gaming headsets in China and Hong Kong to meet the growing demand for headsets and video game accessories from Chinese consumers.

We view our strong retail presence – which combines trade marketing, product packaging, point-of-sales displays, in-store training, and interactive retail displays – as a competitive advantage and we intend to continue to seek incremental value from our point-of-sale efforts. In 2014, we anticipate expanding and improving our network of 16,000 interactive retail displays, which allow consumers to sample headsets at the point-of-sale.

Broaden our Product Offerings

We have been pursuing non-gaming applications for our headset technology, including entertainment in the home and mobility on the road, through the integration of new technology, the introduction of new products and strategic marketing.

Home Entertainment. As the game console has evolved from a dedicated video game platform to a home entertainment hub, Turtle Beach headsets have evolved as well. With a combination of cross-platform versatility and audio presets for different listening scenarios, Turtle Beach premium headsets transition from gaming, to movies, to music and to online chat and voice calls. Dual-Band Wi-Fi and dual-pairing Bluetooth are designed to provide both interference-free communication and the flexibility to use the headset with the growing number of smart wireless devices in the home. Our collaboration to create audio solutions for the next-generation Xbox One console, and the release of the iSeries media headsets, pair us with two major brands in the home entertainment space – Microsoft and Apple. We expect these relationships to help us continue to expand our presence in the broader home entertainment market.

Mobile. The shift to touchscreen mobile handsets and growing adoption of touch-screen tablets that has occurred in recent years spurred significant growth in the use of mobile devices and mobile gaming. We expect consumer spending on mobile accessories to increase, and the role of mobile devices to be central to consumer’s lifestyles. According to sales tracking by NPD, U.S. sales of stereo headphones priced above $100 grew 25% year over year from the first quarter of 2012 to the first quarter of 2013, and accounted for 95% of the revenue growth for the total headphone market. We believe this trend will continue and is driven by consumers’ desire to improve their audio experience when listening to games, music and movies on their mobile devices.

In addition, we believe that gaming is both a driver and a beneficiary of the growth in the mobile device market. According to a study entitled “Understanding Tablet Use: A Multi-Method Exploration” compiled by Google, gaming currently represents the second most frequent use of a tablet (after checking email), and ranks ahead of making phone calls, emails and texting on smartphones.

The majority of Turtle Beach wired headsets, and even some wireless headsets, include a standard 3.5 mm audio connection or an adaptor cord to make them compatible with many mobile devices. Turtle Beach wireless headsets use Bluetooth technology to allow the headsets to be used with mobile devices to take calls, video chat, watch video, game and stream music. We believe this emphasis on mobile compatibility will create a competitive advantage as consumers look for flexible, mobile-ready audio solutions.

We expect the launch of the iSeries product line to increase brand awareness outside of gaming and position Turtle Beach headsets as a multi-purpose audio solution for a broader set of media applications, including mobile gaming, music, video and communications.

PC Gaming. Penetration of PC gaming varies by country, with PC gaming holding a majority share over consoles in some markets and holding a smaller share in others, but the overall market is large and growing. In February 2014, DFC raised its forecast for the global PC gaming market in 2014 from $22 billion to $25 billion. We believe growing our PC gaming portfolio and market share will contribute to our growth internationally, especially in Europe and Asia. In addition, increasing our share will contribute to growth in U.S. revenues. The NPD Group’s Retail Tracking Service reports domestic revenue growth was 35% for gaming designed PC headsets from 2012 to 2013, with the category reaching $47 million in annual sales.

In 2013, we introduced a new line of PC products to grow our PC gaming headset market share. The tournament-grade, surround sound Z SEVEN, the wireless surround sound Z300, and the stereo Z22 were all introduced during 2013. The headsets have received positive reviews from game and PC publications, including a category-leading 9.7 out of 10 score for the Z SEVEN from Top Ten Reviews. In January 2014 we announced the Z60, which we anticipate will be the first PC gaming headset on the market to feature DTS Headphone:X surround sound when it launches in the summer of 2014.

New Audio Product Categories. An element of our growth strategy is to find complimentary categories of audio products that can leverage our core strengths and contribute to growth. Over the past 12 months, we have evaluated a number of additional audio technologies for potential acquisition. We believe that the Merger was the first step in our pursuit of multiple additional new product categories based on unique audio technology. We plan to rely on our core capabilities to develop, commercialize and sell audio technology products outside of the gaming headset category.

Create Valuable Strategic Relationships

We believe that our strategic relationships with console manufacturers, software developers, eSports leagues and gameplay and streaming communities will contribute to growth in 2014 and beyond. We actively negotiate with potential and existing collaborators and licensees regarding new licensing opportunities, products and promotions, and believe that we have a robust pipeline for 2014.

Develop HyperSound Products and Licensing Opportunities

Continued development and enhancement of our HyperSound technology is a key part of our strategy. We expect to grow our existing commercial HyperSound product sales and to leverage our intellectual property by working with large OEMs, commercial integrators and kiosk manufacturers to accelerate HyperSound product acceptance into our target market areas. We also expect to launch a room based audio product in the health care segment which we believe will improve the volume and clarity of audio for people with hearing impairments, leveraging the FDA clearance to market HyperSound as a hearing improvement device. Unlike hearing aids, this product will work to provide a better listening experience for television, music, and other audio from across a room by creating a “zone” of enhanced audio for a listener with hearing impairments. This product is currently in development with an expected launch in 2015. We intend to continue to strengthen our position as a leader in directed audio by improving our HyperSound technology, broadening our HyperSound product line, identifying new directed audio applications, acquiring new development and OEM partners, recruiting new commercial integrators, expanding relationships with existing collaborators and licensees, and developing worldwide awareness of the benefits of directed audio and awareness of our HyperSound brand. In addition, we plan to license our HyperSound technology and work with licensees to help develop and commercialize products outside of the segments where we are currently creating products. We believe that we can develop a position as an audio innovator by employing the strategy of designing a stream of patented audio products, penetrating new licensing accounts and developing strong brand awareness.

Corporate Information

On January 15, 2014, we completed the Merger of Parametric Sound’s wholly-owned subsidiary, Paris Acquisition Corp., a Delaware corporation, or Merger Sub, with and into VTB Holdings, Inc., or VTB, a Delaware corporation, which operates the Turtle Beach business, in accordance with the terms and conditions of the Agreement and Plan of Merger dated August 5, 2013 among the Company, VTB and Merger Sub. As a result of the Merger, VTB, the surviving entity in the Merger, became a wholly-owned subsidiary of Parametric Sound.

Parametric Sound was incorporated in Nevada on June 2, 2010 as a new, wholly owned subsidiary of LRAD Corporation in order to effect the separation and spin-off of our HyperSound business. On September 27, 2010, the spin-off was completed and Parametric Sound became a stand-alone, independent, publicly traded company. Turtle

Beach has been operating since it was founded in 1975. In 1996, Turtle Beach merged with Voyetra Technologies, also founded in 1975, and the combined company began operating under the name Voyetra Turtle Beach.

Our corporate office is located at 13771 Danielson Street, Suite L, Poway, California 92064. Our telephone number is 888-477-2150. Additional corporate information about us is available on our website at www.parametricsound.com. The information contained on or that may be obtained from our website is not, and shall not be deemed to be, a part of this prospectus supplement or the accompanying prospectus.

Recent Developments

Preliminary Results for the Quarter Ended March 31, 2014

Set forth below is selected preliminary, unaudited, consolidated financial data for the quarter ended March 31, 2014 based on currently available information and management estimates. The selected financial data is unaudited, has not been reviewed by our independent registered public accounting firm, has been prepared by, and is the responsibility of, our management and is subject to the completion of our financial closing process. Our consolidated financial statements for this period have not yet been completed and are not yet available. Our consolidated financial statements as of, and for the quarter ended March 31, 2014 will be included in our first quarterly report on Form 10-Q to be filed with the Securities and Exchange Commission following this offering. Our actual results may change from those set forth below as a result of the completion of our consolidated financial statements, financial adjustments and other developments that may arise between now and the time the financial results for this period are finalized, and those changes could be material.

Our net revenue for the quarter ended March 31, 2014 is expected to be between $36 million and $38 million, which would represent an increase of between approximately 21.9% and 28.7% compared to the same period in 2013.

Loan Agreement

On March 31, 2014, we and certain of our subsidiaries entered into a new asset based revolving credit agreement (the “Loan Agreement”). The Loan Agreement was entered into by and among Parametric Sound Corporation, Voyetra Turtle Beach, Inc. (together, the “US Borrowers”), Turtle Beach Europe Limited (the “UK Borrower”, and together with the US Borrowers, the “Borrowers”), PSC Licensing Corp. (“PSC”), and VTB Holdings, Inc. (“VTB” and, together with PSC, the “US Guarantors”, and together with the US Borrowers, the “UK Guarantors”); and Bank of America, N.A., as Agent, Sole Lead Arranger and Sole Bookrunner. The Loan Agreement is a $60.0 million credit facility with designated sub-facility limits of $50.0 million for the US Borrowers and $10.0 million for the UK Borrower. Credit availability under the Loan Agreement is subject to a borrowing base limitation that is calculated based on a percentage of eligible trade accounts receivable and inventories. The Loan Agreement matures in five years. Obligations of the US Borrowers are guaranteed by PSC and VTB. The obligations of the UK Borrower are guaranteed by the US Borrowers, PSC and VTB. The Loan Agreement is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable, inventories, and intellectual property of the Borrowers and all other assets of the UK Borrower. Borrowings will bear interest at a rate that varies depending on the type of loan and the Borrower. The interest rate will be calculated using a base rate plus a margin. Depending on the type of loan, the base rate will either be a rate published by Bank of America or LIBOR. The margin will range from 1.00% to 1.50% for U.S. base rate loans and from 2.00% to 2.50% for U.S. LIBOR loans and U.K. loans. The Loan Agreement also provides for an unused line fee, letter of credit fees and agent fees.

Corporate Name Change

We are in the process of changing our corporate name to Turtle Beach Corporation. Our CUSIP number will also change as a result of our name change. We expect this process to be completed in May 2014.

The Offering

Common stock offered by us	$45.0 million

Common stock to be outstanding after this offering	shares (or shares if the underwriters’ over-allotment option is exercised in full)

Use of proceeds	We intend to use the proceeds from this offering to repay certain subordinated notes, together with accrued interest thereon, to repay debt under the Loan Agreement and for working capital and other general corporate purposes. See “Use of Proceeds” on page S-37 of this prospectus supplement.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-17 of this prospectus supplement.

NASDAQ Global Market symbol	HEAR (as of April 14, 2014); PAMT (prior to April 14, 2014)

Except as otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriters of their option to purchase from us up to an additional 15% of the shares of our common stock initially sold by us.

The number of shares to be outstanding after this offering is based on 37,613,648 shares of common stock outstanding as of February 26, 2014. It does not include:

•	6,170,807 shares of our common stock issuable upon exercise of stock options outstanding as of February 26, 2014, at a weighted average exercise price of $6.59 per share;

•	1,739,976 shares of our common stock that are available as of February 26, 2014 for future grant or issuance pursuant to our 2013 Stock-Based Incentive Compensation Plan, as amended; and

•	70,874 shares of common stock issuable upon the exercise of warrants outstanding as of February 26, 2014 at a weighted-average exercise price of $5.28 per share.

Except as otherwise indicated, all financial information in this prospectus supplement for periods ending on or prior to December 31, 2013 reflect the financial information of VTB Holdings, Inc., representing the Turtle Beach headset business. VTB Holdings is the acquirer for accounting purposes in the Merger and, accordingly, financial results of Parametric Sound and the historic Hypersound business will only be included for periods after the January 15, 2014 date of the Merger.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The Merger has been accounted for as a reverse acquisition. As such, the financial statements of VTB Holdings, Inc., or VTB, representing the Turtle Beach headset business, are treated as our historical financial statements, with the results of Parametric Sound to be included from January 15, 2014. Our annual report on Form 10-K for the year ended September 30, 2013 and quarterly report on Form 10-Q for the quarter ended December 31, 2013 contain financial information that relates only to pre-Merger Parametric Sound. Effective as of the Merger, we changed our fiscal year from September 30 to December 31 to correspond to the fiscal year of VTB. The summary historical consolidated financial data set forth below is derived from the audited consolidated financial statements of VTB and its subsidiaries and may not be indicative of our future operating results. The following summary historical consolidated financial data should be read in conjunction with “Unaudited Pro Forma Combined Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus supplement.

	Year Ended December 31,
	2011	2012	2013
	(in thousands, except per share data)
Statement of Operations Data:
Net revenue	$166,121	$207,136	$178,470
Cost of revenue	96,536	132,795	128,141

Gross profit	69,585	74,341	50,329
Total operating expenses	31,317	31,431	48,731

Operating income	38,268	42,910	1,598
Total other expense, net	2,932	2,442	6,671

Income (loss) before provision for income taxes	35,336	40,468	(5,073)
Provision for income taxes	13,782	14,008	1,090

Net income (loss)	$21,554	$26,460	$(6,163)

Net income (loss) attributable to common stockholders:
Basic	$8,855	$1,611	$(6,163)

Diluted	$8,855	$1,611	$(6,163)

Net income (loss) per share attributable to common stockholders:
Basic	$0.26	$0.05	$(0.17)

Diluted	$0.25	$0.04	$(0.17)

Weighted-average shares used to computing net income (loss) per share attributable to common stockholders:
Basic	33,952	35,282	35,282

Diluted	34,924	36,265	35,282

Other Financial Data:
Net cash provided by operating activities	$2,401	$5,000	$18,290
Net cash used in investing activities	(1,634)	(11,280)	(6,167)
Net cash provided by (used in) financing activities	7,185	(4,364)	(11,017)
Adjusted EBITDA (1)	52,092	47,363	13,851

(1)	Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization, stock-based compensation (non-cash), payments to founders, bargain purchase gain and certain business transaction expenses. The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing our operating performance, you should not consider Adjusted EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only as a supplemental measure. Some of these limitations include, but are not limited to:

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Adjusted EBITDA does not reflect income taxes or the cash requirements for any tax payments; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

We believe Adjusted EBITDA provides useful information to investors about us and our financial condition and results of operations for the following reasons: (i) it is one of the measures used by our board of directors and management team to evaluate our operating performance; (ii) it is one of the measures used by our management team to make day-to-day operating decisions; (iii) the adjustments made in our calculation of Adjusted EBITDA (business transaction costs, payments to our founders, bargain purchase gain and stock-based compensation) are often viewed as either non-recurring or not reflective of ongoing financial performance or have no cash impact on operations; and (iv) it is used by securities analysts, investors and other interested parties as a common operating performance measure to compare results across companies in our industry by backing out potential differences caused by variations in capital structures (affecting relative interest expense), and the age and book value of facilities and equipment (affecting relative depreciation expense).

Adjusted EBITDA (and a reconciliation to net income (loss), the nearest GAAP financial measure) for the years ended December 31, 2013, 2012 and 2011 are as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Net income (loss)	$21,554	$26,460	$(6,163)
Interest expense, net	2,932	4,738	6,626
Depreciation and amortization	700	2,606	5,344
Stock-based compensation	3,749	985	2,563
Provision for income taxes	13,782	14,008	1,090
Business transaction costs	9,375	342	3,864
Payments to founders		527	527
Bargain purchase gain	—	(2,303)	—

Adjusted EBITDA	$52,092	$47,363	$13,851

Balance Sheet Data:

The following table presents a summary of our selected unaudited balance sheet data as of December 31, 2013:

•	on an actual basis;

•	on a pro forma basis to give effect to the incurrence of $7.0 million in subordinated notes in January 2014 prior to the Merger (the proceeds of which were used to pay down an equivalent amount under the term loan) and the Merger; and

•	on a pro forma as adjusted basis to give effect to the incurrence of $7.0 million in subordinated notes in January 2014 prior to the Merger (the proceeds of which were used to pay down an equivalent amount under the term loan), the Merger, the sale of $45.0 million of our common stock in this offering and the receipt of an estimated $40.3 million of net proceeds therefrom (after deducting the estimated underwriting discount and estimated offering expenses payable by us), and the application of $27.7 million of such net proceeds to repay all of the outstanding subordinated notes, together with accrued interest thereon, and the $10.0 million repayment required pursuant to the terms of the Loan Agreement.

	As of December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents	$6,509	$11,177	$23,777
Total assets	127,307	246,936	259,536
Revolving line of credit (1)	39,736	39,736	29,736	(3)
Term loan (2)	14,500	7,500	7,500
Subordinated notes	10,342	17,342	—
Series B redeemable preferred stock	13,713	13,713	13,713
Series A convertible stock	24,345	—	—
Stockholders’ (deficit) equity	(35,138)	90,954	130,896

(1)	Relates to the revolving line of credit under our former Loan and Security Agreement, as described in more detail under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Obligations—Revolving Line of Credit.” As of March 31, 2014, this revolving line of credit was terminated, satisfied in its entirety and replaced in connection with our entering into the Loan Agreement, as described in more detail under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Subsequent Events—Loan Agreement.” In connection with this termination, $2.2 million of unamortized debt issuance costs related to the former revolving line of credit were written off. As of March 31, 2014, there was $34.3 million outstanding under the revolving line of credit under the Loan Agreement and $0.3 million of related debt issuance costs had been capitalized.
(2)	Relates to the term loan under our former Loan and Security Agreement, as described in more detail under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Obligations—Term Loan.” As of February 28, 2014, the term loan was terminated and satisfied in its entirety.
(3)	Gives effect to the $10.0 million repayment required pursuant to the terms of the Loan Agreement in connection with our repayment of the subordinated notes. For purposes of this pro forma as adjusted column, the $10.0 million repayment is shown as deducted from the balance outstanding as of December 31, 2013 under our former revolving line of credit under our Loan and Security Agreement. Under the Loan Agreement, subject to our having the requisite availability under our revolving line of credit following such repayment, we may immediately reborrow the amount repaid. As of March 31, 2014, there was $34.3 million outstanding under the revolving line of credit under the Loan Agreement and $0.3 million of related debt issuance costs had been capitalized.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should consider carefully the risks described below and in the accompanying prospectus, as well as the risk factors and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. If any of these risks actually occurs, our business, financial condition, results of operation or cash flow could be seriously harmed. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment.

Risks Related to our Headset Business

The current console platform transition has adversely affected, and future transitions in console platforms may adversely affect, our headset business.

In 2005, Microsoft released the Xbox 360, in 2006, Sony introduced the PlayStation 3 and in 2012, Nintendo introduced the Wii U. Sony launched its next-generation console, PlayStation 4, on November 15, 2013, and Microsoft launched its next-generation console, Xbox One, on November 22, 2013. When new console platforms are announced or introduced into the market, consumers typically reduce their purchases of game console peripherals and accessories, including headsets, for current console platforms in anticipation of new platforms becoming available. During these periods, sales of game console headsets such as those sold by us may slow or decline until new platforms are introduced and achieve wide consumer acceptance, which we cannot guarantee. This decrease or decline may not be offset by increased sales of products for the new console platforms. In addition, as a third party gaming headset company, we are dependent on the console manufacturers to ensure that our headsets are compatible with the new console platforms, which if not done on a timely basis, has adversely affected and may in the future adversely affect sales. For example, the headset adapter that was provided to us by Microsoft for inclusion with new gaming headsets for the Xbox One was not available until March 2014 even though the console platform was available starting in November 2013.

As console hardware moves through its life cycle, hardware manufacturers typically enact price reductions, and decreasing prices may put downward pressure on prices for Turtle Beach products for such platforms. During platform transitions, we may simultaneously incur costs both in continuing to develop and market new products for prior-generation video game platforms, which may not sell at premium prices, and also in developing products for current-generation platforms, which will not generate immediate or near-term revenue. As a result, our operating results during platform transitions are more volatile and more difficult to predict than during other times.

A significant portion of our Turtle Beach revenue is derived from a few large customers, and if any of these customers chooses to terminate its relationship with us or reduce its spending on our products, our financial condition and results of operations would suffer.

A substantial portion of our Turtle Beach sales are generated from a small number of large customers. Our top three customers, Best Buy Co., Inc., GameStop Corp. and Wal-Mart Stores, Inc., accounted for a total of approximately 45% of our Turtle Beach gross sales in fiscal 2013, 46% of our Turtle Beach gross sales in fiscal 2012 and 52% of our Turtle Beach gross sales in fiscal 2011.

We do not have long-term agreements with these or other significant Turtle Beach customers and our agreements with these customers do not require them to purchase any specific number or amount of Turtle Beach products; all of our Turtle Beach customers generally purchase from us on a purchase order basis. As a result, agreements with respect to pricing, returns, cooperative advertising or special promotions, among other things, are subject to periodic negotiation with each customer. No assurance can be given that these or other Turtle Beach customers will continue to do business with us or that they will maintain their historical levels of business. The loss of, or financial difficulties experienced by, any of our significant customers, including as a result of the bankruptcy of a customer, could have a material adverse effect on our business, results of operations, financial condition and liquidity. In addition, the uncertainty of product orders can make it difficult to forecast our sales and allocate our resources in a manner consistent with actual sales, and our expense levels are based in part on our expectations of future Turtle Beach sales. If our expectations regarding future Turtle Beach sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls. In addition, financial difficulties experienced by a significant customer could increase our exposure to uncollectible receivables and the risk that losses from uncollected receivables exceed the reserves we have set aside in anticipation of this risk.

We depend upon third-party gaming platforms to drive sales of our Turtle Beach products.

The performance of our Turtle Beach business is affected by the continued success of third-party gaming platforms, such as Microsoft Xbox and Sony PlayStation, as well as videogames by such manufacturers and other publishers. Our Turtle Beach business could suffer if any of these parties fail to continue to drive the success of these platforms, develop new or enhanced videogame platforms or popular game and entertainment titles for current or future generation platforms. If a platform is withdrawn from the market or fails to sell, we may be forced to liquidate our Turtle Beach inventories relating to that platform or accept returns resulting in significant losses.

In addition, Turtle Beach is currently one of only two announced audio companies licensed and approved by Microsoft to develop and sell Xbox One compatible audio products. In order for headsets to receive integrated voice and chat audio from the Xbox One, a Microsoft proprietary hardware adapter is currently required, and in the future a Microsoft proprietary computer chip will be required, to receive the integrated voice and chat audio. As a result, with respect to our Turtle Beach products designed for the Xbox One, we are currently reliant on Microsoft to provide us with sufficient quantities of the headset adapters, and in the future will rely on Microsoft or their designated supplier to provide us with sufficient quantities of the chips. If we are unable to obtain sufficient quantities of these headset adapters or chips, sales of our Xbox One headsets and consequently our revenues would be adversely affected.

We must make significant expenditures to develop Turtle Beach products for new platforms and may not recover those costs, which would cause our results of operations to suffer.

We must make substantial product development and other investments to align our product portfolio and development efforts in response to market changes. Furthermore, development costs for new console platforms are greater than those costs for current console platforms. If increased costs are not offset by higher revenues and other cost efficiencies, our operating results and financial position will suffer. If the platforms for which we develop new Turtle Beach products or modify existing Turtle Beach products do not attain significant market penetration, we may not be able to recover our development costs, which could be significant, and our business and financial results could suffer. Additionally, if Sony or Microsoft do not produce and timely release sufficient quantities of their next-generation consoles, our sales of headsets for the next-generation consoles could be adversely affected, making it more difficult to recover our development costs for the next-generation consoles.

In addition, our Xbox One headsets require Xbox One console-specific components and software to function. If the required components are not produced in sufficient quantities or the required software is not released on a timely basis or at all, our ability to sell headsets for the Xbox One would be reduced or eliminated, and our business and financial results could suffer. For example, the Xbox One Headset Adapter, built by Microsoft and provided to us for inclusion with new gaming headsets, was not available until March 2014, which adversely affected sales of gaming headsets prior to that date and increased our costs to package and ship those headsets with the adapter in order to meet our product delivery deadlines.

Our financial results are dependent on timely introduction of new Turtle Beach products, and any failure or delay in the introduction of new Turtle Beach products to the marketplace may have a material adverse effect on our business and results of operations.

There are numerous steps required to develop a product from conception to commercial introduction and to ensure timely shipment to retail customers, including designing, sourcing and testing the electronic components, receiving approval of hardware and other third-party licensors, factory availability and manufacturing and designing the graphics and packaging. Any difficulties or delays in the product development process will likely result in delays in the contemplated product introduction schedule. It is common in new product introductions or product updates to encounter technical and other difficulties affecting manufacturing efficiency and, at times, the ability to manufacture the product at all. Although these difficulties can be corrected or improved over time with continued manufacturing experience and engineering efforts, if one or more aspects necessary for the introduction of products are not completed as scheduled, or if technical difficulties take longer than anticipated to overcome, the product introductions will be delayed, or in some cases may be terminated. No assurances can be given that Turtle Beach products will be introduced in a timely fashion, and if new Turtle Beach products are delayed, our sales and revenue growth may be limited or impaired.

Some of our Turtle Beach products have been only recently introduced and although they may experience strong initial market acceptance, no assurance can be given that any initial acceptance will result in future sales or that our new products will exhibit levels of market acceptance similar to our existing products. As a general matter, we expect that sales of these Turtle Beach products will decline over the product’s life cycle. We cannot predict the length of the life cycle for any particular product. In order to control costs, and take advantage of the limited shelf space provided to us, we may discontinue some of our Turtle Beach product offerings. Our long-term operating results will therefore depend largely upon our continued ability to conceive, develop and introduce new appealing Turtle Beach products at competitive prices.

The gaming industry is subject to rapid technological change, and if we do not adapt to, and appropriately allocate our resources among, emerging technologies, our revenues could be negatively affected.

Technology changes rapidly in the gaming industry. We must anticipate and adapt our Turtle Beach products to emerging technologies in order to keep those products competitive. When we choose to incorporate a new technology into a Turtle Beach product or to develop a Turtle Beach product for a new platform or operating system, we are often required to make a substantial investment prior to the introduction of the product. If we invest in the development of a new technology or for a new platform that does not achieve significant commercial success, our revenues from those products likely will be lower than anticipated and may not cover our development costs. Further, our competitors may adapt to an emerging technology more quickly or effectively than we do, creating products that are technologically superior to ours, more appealing to consumers, or both. If, on the other hand, we elect not to pursue the development of products incorporating a new technology or for new platforms that achieve significant commercial success, our revenues could also be adversely affected. It may take significant time and resources to shift product development resources to that technology or platform and may be more difficult to compete against existing products incorporating that technology or for that platform. Any failure to successfully adapt to, and appropriately allocate resources among, emerging technologies could harm our competitive position, reduce our share and significantly increase the time it takes us to bring popular products to market.

The major videogame console manufacturers do not currently manufacture a large number of products that compete with our Turtle Beach headsets. These manufacturers could increase their level of competition in the future, which could have a materially adverse impact on our business.

Of the main console manufacturers, only Sony and Microsoft presently manufacture and sell headsets that compete with Turtle Beach headsets. If either Sony or Microsoft increases its product offerings that are competitive with Turtle Beach headsets, our revenues could decline. In addition, the console manufacturers could fail to grant licenses to us, or implement new technologies, through hardware or software, which would cause Turtle Beach headsets to become incompatible with that hardware manufacturer’s console, in each case to increase the sales of the hardware manufacturer’s own competing products. If Sony or Microsoft takes any of these actions, they could cause unanticipated delays in the release of Turtle Beach products as well as increases to projected development, manufacturing, marketing or distribution costs, any of which could harm our business and financial results.

Errors or defects contained in Turtle Beach products, failure to comply with applicable safety standards or a product recall could result in delayed shipments or rejection of Turtle Beach products, damage to our reputation and expose us to regulatory or other legal action.

Any defects or errors in the operation of Turtle Beach products may result in delays in their introduction. In addition, errors or defects may be uncovered after commercial shipments have begun, which could result in the rejection of Turtle Beach products by our customers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims, any of which could harm our business. A product recall would be harmful to us because it would detract management’s attention from implementing our core business strategies. A significant product defect or product recall could materially and adversely affect our brand image, causing a decline in our sales, and could reduce or deplete our financial resources.

If our design and marketing efforts do not effectively extend the recognition and reputation of our Turtle Beach brand, we may not be able to successfully implement our growth strategy.

We believe that our ability to extend the recognition and favorable perception of our Turtle Beach brand is critical to implement our growth strategy, which includes further establishing our position in existing gaming headsets, developing a strong position in new console headsets, expanding beyond existing console, PC and mobile applications to new technology applications, accelerating our international growth and expanding complementary product categories. To extend the reach of our Turtle Beach brand, we believe we must devote significant time and resources to product design, marketing and promotions. These expenditures, however, may not result in a sufficient increase in net sales to cover such expenses.

Our headset pricing and product return policies and other promotional activities may negatively impact our sales and profitability and harm our business, results of operations and financial condition.

In the event that a competitor of our Turtle Beach business reduces its prices, we could be forced to respond by lowering our prices to remain competitive. If we are forced to lower prices, we may be required to “price protect” the Turtle Beach products that remain unsold in our customers’ inventories at the time of the price reduction. Price protection results in our issuing a credit to our customers in the amount of the price reduction for each unsold unit in that customer’s inventory. Our price protection policies, which are customary in the Turtle Beach industry, can have a major impact on our sales and profitability. We may experience increased price competition, which could lead to price protection, as we continue to introduce new and enhanced products.

To the extent we introduce new versions of Turtle Beach products or change our product sales mix, the rate of Turtle Beach product returns may increase above historical levels. Although we establish allowances for anticipated Turtle Beach product returns and believe our existing accounting policies have resulted in allowances that are adequate, there can be no assurance that such product return obligations will not exceed our allowances in the future, which would have a material adverse effect on our future operating results and financial condition.

Our Turtle Beach net sales and operating income fluctuate on a seasonal basis and decreases in sales or margins during peak seasons could have a disproportionate effect on our overall financial condition and results of operations.

Historically, a majority of our Turtle Beach annual revenues have been generated during the holiday season. As a result, our Turtle Beach net sales and gross margins are typically higher in the fourth quarter and lower in the first, second and third quarters, as fixed operating costs are spread over the differing levels of sales volume. Given the strong seasonal nature of our Turtle Beach sales, appropriate forecasting is critical to our Turtle Beach operations. We anticipate that this seasonal impact on our Turtle Beach net sales is likely to continue and any shortfall in expected fourth quarter net sales would cause our annual results of operations to suffer significantly.

For example, our inability to package and ship headsets compatible with the Xbox One console during the fourth quarter of 2013 adversely affected our results of operations for 2013.

If we do not accurately forecast demand for particular Turtle Beach products, we could incur additional costs or experience manufacturing delays, which could adversely affect our results of operations.

Demand for Turtle Beach products depends on many factors such as consumer preferences and the introduction or adoption of game platforms and related content, and can be difficult to forecast. It may become more difficult to forecast demand for Turtle Beach products as we enter additional markets and as competition in our Turtle Beach business’ markets intensifies. If we misjudge the demand for Turtle Beach products, we could face the following problems in our operations, each of which could harm our operating results:

•	If our forecasts of demand for Turtle Beach products are too high, we may accumulate excess inventories of products, which could lead to markdown allowances or write-offs affecting some or all of such excess inventories. We may also have to adjust the prices of our existing products to reduce such excess inventories.

•	If demand for specific Turtle Beach products increases beyond what we forecast, our suppliers and third-party manufacturers may not be able to increase production rapidly enough to meet the demand. Our failure to meet market demand would lead to missed opportunities to increase our base of users, damage our relationships with retailers and harm our business.

•	The launch of next-generation consoles increases the likelihood that we could fail to accurately forecast demand for our next-generation console headsets and our existing headsets.

•	Rapid increases in production levels to meet unanticipated demand could result in increased manufacturing errors, as well as higher component, manufacturing and shipping costs, all of which could reduce our profit margins and harm our relationships with retailers and consumers.

The manufacture and supply of Turtle Beach products are dependent upon a limited number of third parties, and our success is dependent upon (i) the ability of these parties to manufacture and supply us with sufficient quantities of Turtle Beach products and (ii) the continued viability and financial stability of these third-party suppliers.

We rely on a limited number of manufacturers and suppliers for Turtle Beach products. There can be no assurance that these manufacturers and suppliers will be able to manufacture or supply us with sufficient quantities of Turtle Beach products to ensure consumer availability. In addition, these parties may not be able to obtain the raw materials, components, or energy supply required to manufacture sufficient quantities of Turtle Beach products. Moreover, there can be no assurance that such manufacturers and suppliers will not refuse to supply us with Turtle Beach products at prices we deem acceptable, and independently market their own competing products in the future, or will not otherwise discontinue their relationships with or support of us. Our failure to maintain these existing manufacturing and supplier relationships, or to establish new relationships on similar terms in the future, could have a material adverse effect on our business, results of operations, financial condition and liquidity. We do not have long-term agreements with our key suppliers, and if our suppliers are unable or unwilling for any reason to supply us with a sufficient quantity of Turtle Beach products, our business, results of operations and financial condition would be materially adversely affected. If any of our key suppliers became financially unstable, our access to these products might be jeopardized, thereby adversely affecting our business, financial condition and operational results.

Any shortage of raw materials or components could impair our ability to ship orders of Turtle Beach products in a cost-efficient manner or could cause us to miss the delivery requirements of our retailers or distributors, which could harm our business.

The ability of our manufacturers to supply Turtle Beach products is dependent, in part, upon the availability of raw materials and certain components. Our manufacturers may experience shortages in the availability of raw materials or components, which could result in delayed delivery of Turtle Beach products to us or in increased costs to us. Any shortage of raw materials or components or inability to control costs associated with manufacturing could increase the costs for Turtle Beach products or impair our ability to ship orders in a timely cost-efficient manner. As a result, we could experience cancellation of orders, refusal to accept deliveries or a reduction in our prices and margins, any of which could harm our financial performance and results of operations.

We face business, political, operational, financial and economic risks because all of our Turtle Beach products are currently manufactured outside of the United States and a portion of our Turtle Beach net sales are generated internationally.

In 2013, all of our Turtle Beach products were manufactured in China. In addition, for the year ended December 31, 2013 international net revenues were approximately 30% of net revenues. As a result, we face business, political, operational, financial and economic risks inherent in international business, many of which are beyond our control, including:

•	trade restrictions, higher tariffs, currency fluctuations or the imposition of additional regulations relating to import or export of Turtle Beach products, especially in China, where all of our Turtle Beach products are manufactured, which could force us to seek alternate manufacturing sources or increase our expenses, either of which could have a material adverse effect on our results of operations;

•	difficulties obtaining domestic and foreign export, import and other governmental approvals, permits and licenses, and compliance with foreign laws, which could halt, interrupt or delay our operations if we cannot obtain such approvals, permits and licenses, and that could have a material adverse effect on our results of operations;

•	difficulties encountered by our international distributors or us in staffing and managing foreign operations or international sales, including higher labor costs, which could increase our expenses and decrease our net sales and profitability;

•	transportation delays and difficulties of managing international distribution channels, which could halt, interrupt or delay our operations;

•	longer payment cycles for, and greater difficulty collecting, accounts receivable, which could reduce our net sales and harm our financial results;

•	political and economic instability, including wars, terrorism, political unrest, boycotts, curtailment of trade and other business restrictions, any of which could materially and adversely affect our net sales and results of operations; and

•	natural disasters, which could have a material adverse effect on our results of operations.

Any of these factors could reduce our net sales, decrease our gross margins or increase our expenses. Should we establish our own operations in international territories where we currently utilize a distributor, we will become subject to greater risks associated with operating outside of the United States.

Any loss of China’s Normal Trade Relations, or NTR, with the United States, or any changes in tariffs or trade policies, could increase our manufacturing expenses and make it more difficult for us to manufacture our Turtle Beach products in China.

Our Turtle Beach products are manufactured in China and exported to the United States and worldwide. As a result of opposition to policies of the Chinese government and China’s growing trade surpluses with the United States, there has been, and in the future may be, opposition to the extension of NTR status for China. The loss of NTR status for China, changes in current tariff structures or adoption in the United States of other trade policies adverse to China could increase our manufacturing expenses and make it more difficult for us to manufacture our products in China.

Our business could suffer if any of our manufacturers fail to use acceptable labor practices.

All of our products are manufactured by third party manufacturers, and we do not control our manufacturers or their labor practices. The violation of labor or other laws by a manufacturer utilized by us, or the divergence of an independent manufacturer’s labor practices from those generally accepted as ethical or legal in the United States, could damage our reputation or disrupt the shipment of finished products to us if such manufacturer is ordered to cease its manufacturing operations due to violations of laws or if such manufacturer’s operations are adversely affected by such failure to use acceptable labor practices. If this were to occur, it could have a material adverse effect on our financial condition and results of operations.

Our license agreement with Microsoft may be terminated, which would reduce our Turtle Beach product offerings. In addition, Microsoft may grant similar licenses to other manufacturers, which could have an adverse impact on our revenues.

We are a party to a license agreement with Microsoft Corporation under which we have the right to manufacture (through third party manufacturers), market and sell audio products for the Xbox One videogame console, or the Xbox One Agreement. Our Xbox One headsets are dependent on this license. Microsoft has the right to terminate the Xbox One Agreement under certain circumstances set forth in the agreement. Should the Xbox One Agreement be terminated, our Turtle Beach product offerings may be limited, thereby significantly reducing our revenues.

We currently benefit from being one of the first companies to sell audio products compatible with the Xbox One. If and when Microsoft grants additional licenses to other manufacturers of audio products for the Xbox One, our ability to capitalize on our first-to-market opportunity will be decreased, which could adversely affect our business, results of operations and financial condition.

We face vigorous competition from other consumer electronics companies and this competition could have a material adverse effect on our financial condition and results of operations.

We compete with other producers of PC and video game console headsets, including video game console manufacturers themselves. In addition, because of our established position and reputation in the gaming industry, our competitors may target Turtle Beach products to a greater extent than other producers of similar products. Our competitors vary in size from small companies with limited resources to very large corporations with significantly greater financial, marketing and product development resources than ours. Those competitors are located both within the United States and, increasingly, in international jurisdictions. Our competitors may spend more money and time on developing and testing products, undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors for motion picture, television, sports, music and character properties, or develop more commercially successful products for the PC or video game platforms than we do. In addition, competitors with large product lines and popular products typically have greater leverage with retailers, distributors and other customers, who may be willing to promote products with less consumer appeal in return for access to those competitors’ more popular products.

Risks Related to Our HyperSound Business

Our HyperSound business has not generated significant revenues, has a history of operating losses, expects additional losses and may not achieve or sustain profitability.

Substantially all our HyperSound revenues to date have been derived from sales to a limited number of customers. We must expand our customer base and introduce new products to generate additional revenues. Our HyperSound business has incurred operating losses since its spin-off in 2010, and we expect additional losses until we achieve revenues and resulting margins to offset our operating costs. We expect to expend significant resources on personnel, consultants, intellectual property protection, research and development, marketing, production and administration. Our HyperSound business’ net loss for the fiscal years ended September 30, 2013 and 2012 was approximately $7.7 million and $4.5 million, respectively. Our ability to achieve future profitability is dependent on a variety of factors, many outside our control. Failure to achieve profitability or sustain profitability, if achieved, may require us to continue to obtain additional funding which could have a material negative impact on the market value of our common stock or be dilutive.

A significant portion of our HyperSound revenue has been derived from a few large customers and sales of one product category.

Our HyperSound business is dependent on one core technology and product category and limited products to generate revenues. We cannot assure you that these or other future products will achieve customer acceptance to attain a level of sales to support our HyperSound operating costs. The vast majority of our HyperSound product sales are generated from a small number of customers and we have no reported licensing revenue to date. Two customers accounted for 43% and 24% of our HyperSound total revenues in the fiscal year ended September 30, 2013 and three customers accounted for 30%, 16% and 16% of our HyperSound total revenues in the fiscal year ended September 30, 2012. We do not have long-term agreements with these or other customers and our agreements with these customers do not require them to purchase any specific number or amount of our products. As a result, agreements with respect to pricing, returns, promotions, among other things, are subject to periodic negotiation with each customer. No assurance can be given that these or other customers will continue to do business with us. The loss of any of our significant HyperSound customers could have an adverse effect on our business, results of operations, financial condition and liquidity. In addition, the uncertainty of HyperSound product orders can make it difficult to forecast our HyperSound sales and allocate our resources in a manner consistent with actual HyperSound sales, and our expense levels are based in part on our expectations of our future HyperSound sales. If our expectations regarding our future HyperSound sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls.

We must develop a larger customer base or generate license revenues in order to grow our HyperSound business.

To grow our HyperSound business we must develop relationships with new customers and obtain and fulfill increased orders from both prior and new customers. Our HyperSound sales to date have been limited to a few customers. We cannot guarantee that we will be able to develop a larger customer base. Further, even if we continue to retain prior customers and obtain new customers, we cannot guarantee that those customers will purchase sufficient quantities of our HyperSound products at prices that will enable us to recover our costs in acquiring those customers and fulfilling orders. We also cannot guarantee that we will be able to generate any future license revenues. Our ability to increase sales of our HyperSound products or generate license revenues depends on a number of factors, including:

•	our ability to timely demonstrate or manufacture reliable products that have the features required by our HyperSound customers;

•	our ability to develop relationships with new customers that will lead to sales of our HyperSound products or licensing of our HyperSound technology;

•	our ability to develop and expand into new markets for our HyperSound audio products and technology; and

•	our ability to develop international product distribution or licensing directly or through partners.

Errors, limitations or defects contained in our HyperSound products, failure to comply with applicable safety standards, product injury claims or a product recall could result in delayed shipments or rejection of our products, increased warranty costs or damage to our reputation and expose us to regulatory or other legal action.

Our HyperSound technology is substantially different from proven, mass-produced sound transducer designs. Any performance limitations, defects or errors in the operation of our HyperSound products could result in the rejection of our HyperSound products by our HyperSound customers, damage to our reputation, lost sales, diverted development resources, increased customer service, adverse regulatory actions and warranty claims, any of which could harm our business. Complex components and assemblies used in our HyperSound products may contain undetected defects that are subsequently discovered at some point in the life of the product. Defects in our HyperSound products may result in a loss of sales, injury or other loss to customers, and may injure our reputation and increase our warranty or service costs. We may incur substantial and unpredictable warranty costs from post-production product or component failures. Defects and/or warranty costs could adversely affect our financial position, results of operations and business prospects.

End-users of our HyperSound products could sustain injuries from our HyperSound products, and we may be subject to claims or lawsuits resulting from such injuries including damage to hearing. A person claiming injury in connection with the use of our HyperSound products may bring legal action against us to recover damages on the basis of theories including personal injury, negligent design, dangerous product or inadequate warning. We may also be subject to lawsuits involving allegations of misuse of our HyperSound products. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. We may also be unable to maintain adequate liability insurance in the future. We have limited financial and administrative resources to effectively manage a product recall, and it would detract management’s attention from implementing our core business strategies. Significant litigation could also result in a diversion of management’s attention and resources and negative publicity. A significant HyperSound product defect or HyperSound product recall could materially and adversely affect our brand image, cause a decline in our HyperSound sales, and could reduce or deplete our financial resources adversely affecting our financial results.

Our potential for rapid growth and our entry into new markets make it difficult for us to evaluate our current and future HyperSound business prospects, and we may be unable to effectively manage any growth associated with these new markets, which may increase the risk of your investment and could harm our business, financial condition, results of operations and cash flow.

We believe the development of our HyperSound technology, including electronics processing and emitter improvements, will enable us to enter targeted new markets and to expand our presence in our current HyperSound product markets. Because these improvements are relatively new, we may be unable to evaluate our future prospects in our current market and in new markets, particularly in light of our goals to continually grow our existing and new HyperSound customer base, expand our HyperSound product offerings, integrate complementary businesses and enter additional new markets. In addition, our potential growth, recent HyperSound product introductions and entry into new markets may place a significant strain on our resources and increase demands on our executive management, personnel and systems, and our operational, administrative and financial resources may be inadequate. We may also not be able to effectively manage any expanded operations, or achieve planned growth on a timely or profitable basis, particularly if the number of customers using our HyperSound products and services significantly increase or their demands and needs change as our business expands. If we are unable to manage expanded operations effectively, we may experience operating inefficiencies, the quality of our HyperSound products and services could deteriorate, and our business and results of operations could be materially adversely affected.

Our HyperSound technology is subject to government regulation, which could lead to unanticipated expense or litigation.

Our HyperSound technology emits ultrasonic vibrations and is regulated by the FDA, as well as the Federal Communications Commission, or the FCC. Although we believe we are in compliance with applicable FDA and FCC regulations, in the event of certain unanticipated defects in our HyperSound products, a customer or we may be required to comply with governmental requirements to remedy the defect and/or notify consumers of the problem. This could lead to unanticipated expense, and possible product liability litigation against a customer or us. Any regulatory impediment to full commercialization of our HyperSound technology, or any of our other technologies, could adversely affect our results of operations.

In our efforts to seek additional medical device marketing clearance we could face significant regulatory issues that could bar or delay product marketing or limit indicated uses.

The process of obtaining regulatory clearances or approvals to market a medical device, particularly from the FDA, can be costly and time consuming, and there can be no assurance that such clearances or approvals will be granted on a timely basis, if at all, or that there will not be limitations imposed on indicated uses and claims. After submitting a notification seeking medical device marketing clearance from the FDA under Section 510(k) of the Federal Food, Drug and Cosmetic Act, we recently received clearance from the FDA for the marketing of the HyperSound Audio System as a hearing improvement device. This provision of the Federal Food, Drug and Cosmetic Act allows certain medical devices to avoid human clinical trials if the product is “substantially equivalent” to another device already on the market. Premarket notification requires a new device to be compared for safety, effectiveness and technological characteristics to another device (or multiple devices) already on the market.

Once approved, regulatory agencies subject a product, its manufacturer and the manufacturer’s facilities to continual review, regulation and periodic inspections. If a regulatory agency discovers previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, our collaborators or us, including requiring withdrawal of the product from the market.

To market any HyperSound products internationally, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA clearance or approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA clearance or approval. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA clearance or approval, including the risk that our HyperSound products may not be approved for use under all of the circumstances requested, which could limit the uses of our HyperSound products and adversely impact potential HyperSound product sales, and that such clearance or approval may require costly, post-marketing follow-up studies. If we fail to comply with applicable foreign regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

We rely on outside suppliers to provide a large number of components and sub-assemblies incorporated in our HyperSound products and failure to forecast demand could cause us to lose business or be obligated for excess inventory.

Our HyperSound products have a number of components and subassemblies produced by outside suppliers. In addition, for certain of these items, we qualify only a single source with long lead times, which can magnify the risk of shortages or result in excess supply and also decreases our ability to negotiate with our suppliers on the basis of price. In particular, we depend on one piezo-film supplier to provide expertise and materials used in our proprietary emitters and one supplier for a majority of our plastic and metal parts from tooling owned by us. Our HyperSound sales have varied from quarter to quarter and are not subject to reliable forecast. If shortages occur we could lose sales or if we purchase excess inventory, we could be subject to loss from lack of sales or if models change. Also if we experience quality problems with suppliers, then our HyperSound production schedules could be significantly delayed or costs significantly increased, which could have an adverse effect on our business, liquidity, results of operation and financial position.

Focusing on realizing the value of our HyperSound intellectual property through licensing may not result in anticipated benefits.

In addition to commercial HyperSound product sales, we are leveraging the value of our HyperSound intellectual property by seeking to license our HyperSound technology to established industry partners in target markets and growing our product business in digital signage and related markets. There can be no assurance that consumer electronic product companies we have targeted or will target will license our HyperSound technology or, if so, produce licensable products. Our plans and ability to license for particular applications may require additional product development and there can be no assurance we can demonstrate performance acceptable to prospective licensees. The markets for consumer electronic products in which our HyperSound technology is intended are intensely competitive and price sensitive. This could place pressure on licensing fees and limit our ability to exploit our HyperSound technology. We also risk that licensees will inaccurately report licensing royalties, if any, or that they or others will make unauthorized use of our HyperSound intellectual property. In addition, our HyperSound intellectual property licensing strategy may place increased demands on our personnel and divert resources from product sales and product operations adversely affecting future results. We also may not realize any or all of the anticipated benefits of this strategy.

Risks Related to the Combined Company

We cannot predict our future operating results. Our quarterly and annual results will likely be subject to fluctuations caused by many factors, any of which could result in our failure to achieve our expectations.

Our revenues are expected to fluctuate significantly due to a number of factors. Many of these factors are beyond our control. Any one or more of these factors, including those listed below, could cause us to fail to achieve our revenue expectations. These factors include:

•	sales of new and old generation consoles and the amount of complementary sales of gaming headsets for those consoles;

•	market acceptance of, and changes in demand for, our products or our customers’ products;

•	gains or losses of significant customers, distributors or strategic relationships;

•	unpredictable volume and timing of customer orders;

•	the availability, pricing and timeliness of delivery of components for our products;

•	fluctuations in the availability of manufacturing capacity or manufacturing yields and related manufacturing costs;

•	timing of new technological advances, product announcements or introductions by us, by OEMs or licensees and by our competitors;

•	product obsolescence and the management of product transitions and inventory;

•	unpredictable warranty costs associated with our products;

•	installation or order delays by customers, distributors, OEMs or production delays by us or our suppliers;

•	the timing and extent of our research and development efforts;

•	tooling, manufacturing and production working capital costs;

•	investments and costs of maintaining or protecting our intellectual property;

•	the extent of marketing and sales efforts to promote our products and technologies;

•	the timing of personnel and consultant hiring;

•	the resources expended on the Merger and related transactions;

•	general consumer electronics industry conditions, including changes in demand and associated effects on inventory and inventory practices;

•	general economic conditions that could affect the timing of customer orders and capital spending and result in order cancellations or rescheduling;

•	fluctuations in foreign currency exchange rates; and

•	general political conditions in the United States and in various other parts of the world that could affect spending for the products that we offer and intend to offer.

Some or all of these factors could adversely affect demand for our products or technologies and, therefore, adversely affect our future operating results.

We are susceptible to general economic conditions, and difficult economic circumstances in our industries or a reduction in spending by customers could adversely affect our operating results.

The electronics industry in general has historically been characterized by a high degree of volatility and is subject to substantial and unpredictable variations resulting from changing business cycles. Our operating results will be subject to fluctuations based on general economic conditions, in particular conditions that impact discretionary consumer spending. The audio products sector of the electronics industry has and may continue to experience a slowdown in sales, which adversely impacts our ability to generate revenues and impacts the results of our future operations. The current tight credit in financial markets may adversely affect the ability of our commercial customers to finance purchases and operations and could result in an absence of orders or spending for our products as well as create supplier disruptions. We are unable to predict the likely duration and severity of the adverse economic conditions and disruptions in financial markets and the effects they will have on our business and its financial condition.

We depend upon the availability of capital under our revolving credit facility to finance our operations. Any additional financing that we may need may not be available on favorable terms or at all.

In addition to cash flow generated from sales of Turtle Beach products, we finance our operations with a revolving credit facility, which we refer to as the Loan Agreement, provided by Bank of America, N.A, or BofA, as Agent, Sole Lead Arranger and Sole Bookrunner. If we are unable to comply with the restrictive and financial covenants contained in the Loan Agreement, and are unable to obtain a waiver under the Loan Agreement, BofA may declare the outstanding borrowings under the Loan Agreement immediately due and payable. Such event would have an immediate and material adverse impact on our business, results of operations and financial condition. We would be required to obtain additional financing from other sources, and we cannot predict whether or on what terms additional financing might be available. If we are required to seek additional financing and are unable to obtain it, we may have to change our business and capital expenditure plans, which would have a materially adverse effect on our business, financial condition and results of operations. In addition, the debt under the Loan Agreement could make it more difficult to obtain other debt financing in the future, which could put us at a competitive disadvantage to competitors with less debt.

The Loan Agreement contains financial and other covenants that we are obligated to maintain. If we violate any of these covenants, we will be in default under the Loan Agreement. If a default occurs and is not timely cured or waived, BofA could seek remedies against us, including termination or suspension of obligations to make loans and issue letters of credit and acceleration of amounts due under the Loan Agreement. No assurance can be given that we will be able to maintain compliance with these covenants in the future. The Loan Agreement is asset based and can only be drawn down in an amount to which eligible collateral exists and can be negatively impacted by extended collection of accounts receivable, unexpectedly high product returns and slow moving inventory, among other factors. As of the date of this prospectus supplement, we were in compliance with our covenants.

If we need to obtain additional funds for any reason, there can be no assurance that alternative financing can be obtained on substantially similar or acceptable terms, or at all. Our failure to promptly obtain alternate financing could limit our ability to implement our business plan and have an immediate, severe and adverse impact on our business, results of operations and financial condition. In the event that no alternative financing is available, we would be forced to drastically curtail operations, dispose of assets or cease operations altogether.

The Loan Agreement provides our lenders with a first-priority lien against substantially all of our working capital assets, including trade accounts receivable, inventories, and intellectual property and contains certain restrictions on our ability to take certain actions.

The Loan Agreement contains certain financial covenants and other restrictions that limit our ability, among other things, to:

•	incur certain additional indebtedness;

•	pay dividends and repurchase stock;

•	make certain investments and other payments;

•	enter into certain mergers or consolidations;

•	engage in sale and leaseback transactions and transactions with affiliates; and

•	encumber and dispose of assets.

In addition, we have granted the lenders a first-priority lien against substantially all of our working capital assets, including trade accounts receivable, inventories and our intellectual property. Failure to comply with the operating restrictions or financial covenants in the Loan Agreement could result in a default which could cause the lenders to accelerate the timing of payments and exercise their lien on substantially all of our working capital assets.

Our competitive position will be seriously damaged if our products are found to infringe on the intellectual property rights of others.

Other companies and our competitors may currently own or obtain patents or other proprietary rights that might prevent, limit or interfere with our ability to make, use or sell our products. As a result, although we do not believe that our products infringe the proprietary rights of any third parties, there can be no assurance that infringement or other legal claims will not be asserted against us or that we may be found to infringe the intellectual property rights of others. The electronics industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, resulting in significant and often protracted and expensive litigation. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results could be adversely affected. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of our resources. An adverse result from intellectual property litigation could force us to do one or more of the following:

•	cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

•	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; and

•	redesign products or services that incorporate the disputed technology.

If we are forced to take any of the foregoing actions, we could face substantial costs and shipment delays and our business could be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or be adequate to indemnify us for all liability that may be imposed.

In addition, it is possible that our customers or end users may seek indemnity from us in the event that our products are found or alleged to infringe the intellectual property rights of others. Any such claim for indemnity could result in substantial expenses to us that could harm our operating results.

If we are unable to obtain and maintain intellectual property rights and/or enforce those rights against third parties who are violating those rights, our business could suffer.

We rely on various intellectual property rights, including patents, trademarks, trade secrets and trade dress to protect our Turtle Beach brand name, reputation, product appearance and technology and our proprietary rights in our HyperSound technology. Although we have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with selected parties with whom we conduct business to limit access to and disclosure of our proprietary information, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent misappropriation of that intellectual property or deter independent third-party development of similar technologies. Monitoring the unauthorized use of proprietary technology and trademarks is costly, and any dispute or other litigation, regardless of outcome, may be costly and time consuming and may divert our management and key personnel from our business operations. The steps taken by us may not prevent unauthorized use of proprietary technology or trademarks. Many features of our products are not protected by patents; and as a consequence, we may not have the legal right to prevent others from reverse engineering or otherwise copying and using these features in competitive products. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could adversely affect our financial results.

We are susceptible to counterfeiting of our Turtle Beach products, which may harm our reputation for producing high-quality products and force us to incur expenses in enforcing our intellectual property rights. Such claims and lawsuits can be expensive to resolve, require substantial management time and resources, and may not provide a satisfactory or timely result, any of which would harm our results of operations. As some of our Turtle Beach products are sold internationally, we are also dependent on the laws of a range of countries to protect and enforce our intellectual property rights. These laws may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States.

Further, we are a party to licenses that grant us rights to intellectual property, including trademarks, that are necessary or useful to our Turtle Beach business. For example, we license the right to market certain products with the trade names and imagery of brands such as Activision, Marvel and Major League Gaming. One or more of our licensors may allege that we have breached our license agreement with them, and accordingly seek to terminate our license. If successful, this could result in our loss of the right to use the licensed intellectual property, which could adversely affect our ability to commercialize our technologies or products, as well as harm our competitive business position and our business prospects.

Our success, in part, also depends on our ability to obtain and enforce intellectual property protection of our technology, particularly our patents. There is no guarantee any patent will issue on any patent application that we have filed or may file. Claims allowed from existing or pending patents may not be of sufficient scope or strength to protect the economic value of our technologies. Further, any patent that we may obtain will expire, and it is possible that it may be challenged, invalidated or circumvented. If we do not secure and maintain patent protection for our HyperSound technology and products, our competitive position could be significantly harmed. A competitor may independently develop or patent technologies that are substantially equivalent or superior to our HyperSound technology.

As we expand our HyperSound product line or develop new uses for our HyperSound technology, these products or uses may be outside the protection provided by our current patent applications and other intellectual property rights. In addition, if we develop new HyperSound products or enhancements to existing products we cannot assure you that we will be able to obtain patents to protect them. Even if we do receive patents for our existing or new HyperSound products, these patents may not provide meaningful protection, or may be too costly to enforce protection. In some countries outside of the United States where our HyperSound products may be sold or our HyperSound technology may be licensed, patent protection is not available. Moreover, some countries that do allow registration of patents do not provide meaningful redress for violations of patents. As a result, protecting intellectual property in these countries is difficult and our competitors may successfully sell products in these countries that have functions and features that infringe on our intellectual property.

We may initiate claims or litigation against third parties in the future for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of our competitors. These claims could result in costly litigation and divert the efforts of our technical and management personnel. As a result, our operating results could suffer and our financial condition could be harmed.

Loss of our key management and other personnel could impact our business.

Our business is substantially dependent on our Chairman, Ronald Doornink, our President and Chief Executive Officer, Juergen Stark, our Chief Financial Officer, John Hanson, and other key personnel. The loss of Mr. Doornink, Mr. Stark or Mr. Hanson or any other key personnel could materially adversely affect our business, financial condition, results of operations and cash flows. In addition, competition for skilled and non-skilled employees among companies like ours is intense, and the loss of skilled or non-skilled employees or an inability to attract, retain and motivate additional skilled and non-skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully, develop new products, attract customers and meet customer shipments.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business.

We operate in 44 countries, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws. We are subject, however, to the risk that our officers, directors, employees, agents and collaborators may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010 and the European Union Anti-Corruption Act, as well as trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business.

Our ability to utilize Parametric Sound’s net operating loss and tax credit carryforwards in the future is subject to substantial limitations and may be further limited as a result of the Merger.

Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The Merger resulted in an “ownership change” of Parametric Sound. Accordingly, our ability to utilize Parametric Sound’s net operating loss and tax credit carryforwards may be substantially limited. Further, if the historic business of Parametric Sound is not treated as being continued by the combined entity for the two-year period beginning on the date of the Merger (referred to as the “continuity of business requirement”), the pre-transaction net operating loss carryforward deductions become substantially reduced or unavailable for use by the surviving corporation in the transaction. These limitations, in turn, could result in increased future tax payments for us, which could have a material adverse effect on our business, financial condition or results of operations.

Under Section 384 of the Code, available net operating loss carryovers of Parametric Sound or Turtle Beach may not be available to offset certain gains arising after the Merger from assets held by the other corporation at the effective time of the Merger. This limitation will apply to the extent that the gain is attributable to an unrealized built-in-gain in the assets of Parametric Sound or Turtle Beach existing at the effective time of the Merger. To the extent that any such gains are recognized in the five-year period after the Merger upon the disposition of any such assets, the net operating loss carryovers of the other corporation will not be available to offset such gains (but the net operating loss carryovers of the corporation that owned such assets will not be limited by Section 384 although they may be subject to other limitations under Section 382 as described above).

The success of the Merger will depend, in large part, on our ability going forward to realize the anticipated benefits from combining the businesses of Parametric Sound and Turtle Beach.

The Merger involved the integration of two companies that previously have operated independently with operating offices in two distinct locations. Parametric Sound and Turtle Beach were able to conduct only limited planning regarding the integration of the two companies prior to completion of the Merger. Significant management attention and resources is now required to integrate the two companies. The failure to integrate successfully and to manage successfully the challenges presented by the integration process may result in the combined company’s failure to achieve some or all of the anticipated benefits of the Merger.

Delays in the integration process could adversely affect our business, financial results, financial condition and stock price. Even if we are able to integrate the business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, innovation and operational efficiencies that may be possible from this integration and that these benefits will be achieved within a reasonable period of time.

Now that the Merger has been completed, we possess not only all of the assets, but also all of the liabilities of both Parametric Sound and Turtle Beach. Although Parametric Sound conducted a due diligence investigation of Turtle Beach and its known and potential liabilities and obligations, and Turtle Beach conducted a due diligence investigation of Parametric Sound and its known and potential liabilities and obligations, it is possible that undisclosed, contingent or other liabilities or problems may arise, which could have an adverse effect on our business, operating results and financial condition.

We expect to incur significant public company and other costs associated with completion of the Merger and combining the operations of Parametric Sound and Turtle Beach. The exact magnitude of these costs is not yet known, but is estimated to be approximately $9 million. Furthermore, these costs may decrease the capital that we could use for continued development of our business in the future or may cause us to seek to raise new capital sooner than expected.

Changes in laws or regulations or the manner of their interpretation or enforcement could adversely impact our financial performance and restrict our ability to operate our business or execute our strategies.

New laws or regulations, or changes in existing laws or regulations or the manner of their interpretation or enforcement, may create uncertainty for public companies, could increase our cost of doing business and restrict our ability to operate our business or execute our strategies. This includes, among other things, compliance costs and enforcement under the Dodd-Frank Wall Street Reform and Consumer Protection Act. For example, under Section 1502 of the Dodd-Frank Act, the SEC has adopted additional disclosure requirements related to the source of certain “conflict minerals” for issuers for which such “conflict minerals” are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by that issuer. The metals covered by the rules include tin, tantalum, tungsten and gold. Our suppliers may use some or all of these materials in their production processes. The rules require us to conduct a reasonable country of origin inquiry to determine if we know or have reason to believe any of the minerals used in the production process may have originated from the Democratic Republic of the Congo or an adjoining country. If we are not able to determine the minerals did not originate from a covered country or conclude that there is no reason to believe that the minerals used in the production process may have originated in a covered country, we would be required to perform supply chain due diligence on members of our supply chain. Global supply chains can have multiple layers, thus the costs of complying with these new requirements could be substantial. These new requirements may also reduce the number of suppliers who provide conflict free metals, and may affect our ability to obtain products in sufficient quantities or at competitive prices. Compliance costs and the unavailability of raw materials could have a material adverse effect on our results of operations.

We continually evaluate and monitor developments with respect to new and proposed laws, regulations, standards and rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These new or changed laws, regulations, standards and rules are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and we may be harmed.

Our management is required to devote substantial time to comply with public company regulations.

We incur significant legal, accounting and other expenses that Turtle Beach did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as rules implemented by the SEC and The NASDAQ Stock Market, or NASDAQ, impose various requirements on public companies, including those related to corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these requirements. Certain members of our management do not have significant experience in addressing these requirements. In addition, certain of our directors have limited experience serving on the boards of public companies. Moreover, these rules and regulations will increase our legal and financial compliance costs relative to those of Turtle Beach and will make some activities more time consuming and costly.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control for financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with these requirements will require that we incur substantial accounting and related expenses and expend significant management efforts. We will need to hire additional accounting and financial staff to satisfy the ongoing requirements of Section 404 of the Sarbanes-Oxley Act and the reporting requirements of being a public company. The costs of hiring such staff may be material and there can be no assurance that such staff will be immediately available to us. Ensuring that we have adequate internal financial and accounting controls and procedures in place to enable us to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, investors could lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities.

We are subject to various environmental laws and regulations that could impose substantial costs on us and may adversely affect our business, operating results and financial condition.

Our operations and some of our products are regulated under various federal, state, local and international environmental laws. In addition, regulatory bodies in many of the jurisdictions in which we operate propose, enact and amend environmental laws and regulations on a regular basis. The laws and regulations applying to our business include those governing the discharge of pollutants into the air and water, the management, disposal and labeling of, and exposure to, hazardous substances and wastes and the cleanup of contaminated sites. We could be required to incur additional costs to comply with such regulations and may incur fines and civil or criminal sanctions, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental laws. Liability under environmental laws can be joint and several and without regard to comparative fault. The ultimate costs under environmental laws and the timing of these costs are difficult to predict. Although we cannot predict the ultimate impact of any new laws and regulations, such laws will likely result in additional costs or decreased revenue, and could require that we redesign or change how we manufacture our products, any of which could have a material adverse effect on our business. Additionally, to the extent that our competitors choose not to abide by these environmental laws and regulations, we will be at a cost disadvantage, thereby hindering our ability to effectively compete in the marketplace.

We are subject to, and could become subject to in the future, stockholder litigation associated with the Merger, which could harm our business, financial condition and operating results.

Stockholders of companies involved in mergers may at times initiate litigation alleging, among other things, improprieties in the manner in which mergers or dispositions of business units were approved or executed. We have had, and may continue to have, actions brought against us by stockholders in connection with the Merger, past transactions, changes in our stock price or other matters. Any such claims, whether or not resolved in our favor, could divert our management and other resources from the operation of our business and otherwise result in unexpected and substantial expenses that would adversely and materially impact our business, financial condition and operating results. For example, and as further described in Note 8, “Commitments and Contingencies—Litigation,” to VTB’s audited consolidated financial statements, which are included elsewhere in this prospectus supplement, we are involved in legal proceedings related to the Merger involving certain of our stockholders. In addition, the holder of VTB’s Series B redeemable preferred stock, or the Series B Holder, has notified us that he believes that, as a result of the Merger, he is entitled to a cash payment equal to the full redemption amount in respect of his shares of Series B redeemable preferred stock. The redemption value of VTB’s Series B redeemable preferred stock was approximately $13.7 million as of December 31, 2013. It is our position that the Series B Holder is not entitled to such a payment as a result of the Merger and we intend to vigorously defend ourselves in any action that may arise from such claims. If any of these claims are ultimately successful, our liquidity and financial condition would be materially adversely affected.

Risks Related to Ownership of Our Common Stock and this Offering

Ownership of our common stock is highly concentrated, and it will prevent our stockholders from influencing many significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

Certain former Turtle Beach stockholders acting as a group beneficially own or control approximately 80.4% of our common stock. Accordingly, these stockholders, acting as a group pursuant to a stockholder agreement, have substantial influence over the outcome of our corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These stockholders also may exert influence in delaying or preventing a change in control of the Company, even if such change in control would benefit our other stockholders. In addition, the significant concentration of stock ownership may affect adversely the market value of our common stock due to investors’ perception that such conflicts of interest may exist or arise.

We are a “controlled company” within the meaning of the corporate governance standards of NASDAQ and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements.

We are a “controlled company” under NASDAQ rules. A “controlled company” under NASDAQ rules is a listed company more than 50% of the voting power of which is held by an individual, a group or another company (and which elects to be treated as a “controlled company”). Certain stockholders of Turtle Beach constitute a group controlling more than 50% of the voting power of our voting stock. As a “controlled company,” we are permitted to, and have, opted out of certain NASDAQ rules that would otherwise require (i) a majority of the members of our board to be independent, (ii) that our compensation committee be comprised entirely of independent directors and (iii) that we establish a nominating and governance committee comprised entirely of independent directors, or otherwise ensure that director nominees are determined or recommended to our board by the independent members of our board. Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

Sales of shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well, and could result in additional dilution of the percentage ownership of investors.

Concurrently with the execution of the merger agreement, Parametric Sound and Turtle Beach entered into stockholder agreements and irrevocable proxies, referred to as the “voting agreements,” with certain executive officers of Parametric Sound, as well as certain entities over which those individuals exercise voting and/or investment control, collectively referred to as the “management stockholders.” Under the voting agreements, the management stockholders have agreed to a lock-up restriction whereby they have agreed not to sell or otherwise transfer the shares of our common stock beneficially owned by them (or subsequently acquired by them) until July 15, 2014, six months following the closing of the Merger, subject to certain exceptions including, without limitation, the right to sell shares in order to pay certain taxes which may arise in connection with the Merger.

Additionally, pursuant to a stockholder agreement, former Turtle Beach stockholders have agreed to a lock-up restriction whereby they will not sell or otherwise transfer the merger shares for a period of six months following the closing of the Merger, subject to certain exceptions including, without limitation, the right to sell shares in order to pay certain taxes which may arise in connection with the Merger. Additionally, the stockholder agreement provides for certain post-closing registration rights after the Merger, which rights could facilitate the sale of the shares held by former Turtle Beach stockholders into the market.

If the shares held by the aforementioned stockholders are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline and investors may be materially diluted.

In addition, we may need additional capital in the future to execute our business plan. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering.

Investors purchasing our common stock will suffer immediate and substantial dilution.

The offering price for our common stock in this offering will be substantially higher than the equivalent net tangible book value per share of our common stock immediately after this offering. If you purchase shares of common stock in this offering, you will incur substantial and immediate dilution in the net tangible book value of your investment. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, after giving effect to the Merger, divided by the number of shares of common stock then outstanding. See “Dilution” for a calculation of the extent to which your investment will be diluted.

Our common stock has traded sporadically and is expected to experience significant price and volume volatility in the future that substantially increases the risk of loss to persons owning our common stock.

In the future, the market price of our common stock could be subject to significant fluctuations due to factors such as the following:

•	variations in our anticipated or actual operating results;

•	developments concerning our products and technologies;

•	technological innovations or setbacks by us or our competitors;

•	changes in our licensing, promotional, and other strategic relationships;

•	developments in patent or other technology ownership rights;

•	announcements of merger or acquisition transactions;

•	the issuance of shares of common stock upon the exercise of outstanding options and warrants;

•	changes in personnel within our company; and

•	other events or factors and general economic and market conditions.

In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market price of many technology companies, and that have often been unrelated or disproportionate to the operating performance of companies. These broad market fluctuations may adversely affect the trading price of shares our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The future trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Few securities and industry analysts currently cover and publish research on our company. If no additional securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event the securities or industry analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

We do not expect to pay cash dividends.

We anticipate that we will retain our earnings, if any, for future growth and therefore not pay any cash dividends in the foreseeable future. Investors seeking cash dividends should not invest in our common stock for that purpose.

Provisions in our charter and bylaws may prevent or frustrate attempts by stockholders to change the board of directors or management and could make a third-party acquisition of our company difficult.

Our articles of incorporation and bylaws, as amended, contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and include provisions that:

•	authorize our board of directors to issue, without further stockholder action, up to 1,000,000 shares of preferred stock, and to determine the price and other terms of those shares, including preference and voting rights;

•	establish advance notice procedures for stockholder proposals and nominations for director to be considered at an annual meeting of stockholders;

•	specify that special meetings of our stockholders may be called only by our board of directors, our chairman of the board, or our chief executive officer;

•	provide that vacancies on our board of directors may, unless otherwise determined by our board of directors, be filled only by a majority of directors than in office, even if less than a quorum; and

•	authorize our board of directors to amend the bylaws, which may allow our board of directors to take additional actions to prevent or discourage an unsolicited takeover.

USE OF PROCEEDS

The net proceeds from the sale of the shares of common stock in this offering are estimated to be approximately $40.3 million (approximately $46.6 million if the underwriters’ over-allotment option is exercised in full), after deducting the estimated underwriting discount and estimated offering expenses payable by us. We intend to use approximately $17.7 million of the net proceeds from this offering to repay our subordinated notes, which we refer to as the Subordinated Notes, Pursuant to the terms of the Loan Agreement, in connection with our repayment of the Subordinated Notes we will also be required to use $10.0 million of the net proceeds from this offering to contemporaneously pay down an equivalent amount under the Loan Agreement. Under the Loan Agreement, subject to our having the requisite availability under our revolving line of credit following such repayment, we may immediately reborrow the amount repaid. We intend to use the remaining net proceeds from this offering for working capital and other general corporate purposes, including the planned investment of approximately $10.0 million in HyperSound in 2014 and increased expenses associated with being a public company.

On August 30, 2013, Turtle Beach issued $10.0 million of Subordinated Notes, which we refer to as the August Notes, to certain affiliated investors, including SG VTB Holdings, LLC, or SG VTB, our largest stockholder, our Chairman of the Board and our Chief Executive Officer, the proceeds of which were applied against the outstanding balance of Turtle Beach’s former term loan. The August Notes bear interest at a rate of (i) 10% per annum for the first year and (ii) 20% per annum for all periods thereafter, with interest accruing and being added to the principal amount of the Subordinated Notes quarterly. The August Notes mature on March 31, 2015. On January 15, 2014, in connection with an amendment to Turtle Beach’s former loan and security agreement, Turtle Beach issued a $7.0 million Subordinated Note, which we refer to as the January Note, to SG VTB, the proceeds of which were applied against the outstanding balance of Turtle Beach’s former term loan. The January Note bears interest at a rate of (i) 10% per annum until December 31, 2014 (which is the maturity date of the January Note) and (ii) 20% per annum for all periods thereafter, with interest accruing and being added to the principal amount of the January Note quarterly. The other terms of the January Note are substantially similar to the terms of the August Notes. As of March 31, 2014, the total balance due on the Subordinated Notes, inclusive of accrued interest, was approximately $17.7 million.

For a description of the Loan Agreement, see “Prospectus Supplement Summary – Recent Developments” elsewhere in this prospectus supplement. As of March 31, 2014, the total amount outstanding under the Loan Agreement was $34.3 million, which bore interest at 5.0% per year. After giving effect to the use of proceeds described above we would have had on, a pro forma basis as of April 11, 2014, approximately $12.5 million of availability under the Loan Agreement, based on eligible accounts receivable and inventory of $24.2 million and $16.9 million, respectively, as of the same date.

Pending their use, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never paid dividends on our common stock and do not anticipate doing so in the foreseeable future. The Loan Agreement restricts our ability to pay cash dividends on our common stock, and we may also enter into other borrowing arrangements in the future that will further restrict our ability to declare or pay cash dividends on our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth the consolidated cash and cash equivalents and capitalization and borrowings of VTB as of December 31, 2013 (i) on an actual basis, (ii) on a pro forma basis to give effect to the incurrence of $7.0 million of additional subordinated notes in January 2014 prior to the Merger (the proceeds of which were used to pay down an equivalent amount under the term loan) and the Merger and (iii) on a pro forma as adjusted basis to give effect to the incurrence of $7.0 million in subordinated notes in January 2014 prior to the Merger (the proceeds of which were used to pay down an equivalent amount under the term loan), the Merger, the sale of $45.0 million of our common stock in this offering and the receipt of an estimated $40.3 million of net proceeds therefrom (after deducting the estimated underwriting discount and estimated offering expenses payable by us), and the application of $27.7 million of such net proceeds to repay all of the outstanding subordinated notes, together with accrued interest thereon, and the $10.0 million repayment required pursuant to the terms of the Loan Agreement.

	As of December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$6,509	$11,177	$23,777

Total long-term debt and short term borrowings:
Revolving line of credit (1)	$39,736	$39,736	$29,736	(3)
Term loan, current portion (2)	14,500	7,500	7,500
Subordinated notes	10,342	17,342	—
Series B redeemable preferred stock	13,713	13,713	13,713

Total long-term debt and short term borrowings	78,291	78,291	50,949

Series A convertible stock, $0.01 par value – 50,000,000 shares authorized, 48,689,555 shares issued and outstanding, actual and pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	24,345	—	—
Stockholders’ deficit
Common stock, $0.01 par value – 100,000,000 shares authorized; 35,282,286 shares issued and outstanding, actual; $0.001 par value – 50,000,000 shares authorized, 37,495,722 shares issued and outstanding, pro forma; and $0.001 par value – 50,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted (4)	353	37	41
Additional paid-in capital	(54,371)	74,316	114,612
Retained earnings	18,775	16,496	16,138
Accumulated other comprehensive income	105	105	105

Total stockholders’ (deficit) equity	(35,138)	90,954	130,896

Total capitalization and borrowings	$67,498	$169,245	$181,845

(1)

Relates to the revolving line of credit under our former Loan and Security Agreement, as described in more detail under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Debt Obligations – Revolving Line of Credit.” As of March 31, 2014, this revolving line of credit was terminated, satisfied in its entirety and replaced in connection with our entering into the Loan Agreement, as described in more detail under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Subsequent Events – Loan Agreement.” In connection with this termination, $2.2 million of unamortized debt issuance costs related to the former revolving line of credit were written off. As of March 31, 2014, there was $34.3 million outstanding under the revolving line of credit under the Loan Agreement and $0.3 million of related debt issuance costs had been capitalized.

(2)	Relates to the term loan under our former Loan and Security Agreement, as described in more detail under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Debt Obligations – Term Loan.” As of February 28, 2014, the term loan was terminated and satisfied in its entirety.
(3)	Gives effect to the $10.0 million repayment required pursuant to the terms of the Loan Agreement in connection with our repayment of the Subordinated Notes. For purposes of this pro forma as adjusted column, the $10.0 million repayment is shown as deducted from the balance outstanding as of December 31, 2013 under our former revolving line of credit under our Loan and Security Agreement. Under the Loan Agreement, subject to our having the requisite availability under our revolving line of credit following such repayment, we may immediately reborrow the amount repaid. As of March 31, 2014, there was $34.3 million outstanding under the revolving line of credit under the Loan Agreement and $0.3 million of related debt issuance costs had been capitalized.
(4)	Actual reflects authorized, issued and outstanding common stock of VTB as of December 31, 2013. Pro forma and pro forma as adjusted reflect authorized, issued and outstanding common stock of Parametric Sound Corporation, the legal acquirer in the Merger.

DILUTION

If you invest in our common stock, you will experience dilution to the extent of the difference between the price per share you pay in this offering and the as adjusted pro forma net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value per share is equal to our total tangible assets minus total liabilities as of December 31, 2013, assuming that the Merger occurred on December 31, 2013, divided by the number of shares of common stock assumed to be outstanding as of December 31, 2013. Our pro forma net tangible book value as of December 31, 2013 was $(20.1) million, or $(0.54) per share of our common stock.

After giving effect to the assumed sale by us of 3,370,786 shares of common stock at an assumed public offering price of $13.35 per share (the last reported sale price of our common stock on The NASDAQ Global Market on April 22, 2014) and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our as adjusted pro forma net tangible book value as of December 31, 2013 would have been $19.9 million, or $0.49 per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $1.03 per share to our existing stockholders and an immediate dilution in the pro forma net tangible book value of $12.86 per share to the investors participating in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$13.35
Pro forma net tangible book value per share as of December 31, 2013	$(0.54)
Increase per share attributable to investors participating in this offering	1.03

As adjusted pro forma net tangible book value per share after this offering		0.49

Dilution per share to investors participating in this offering		$12.86

If the underwriters exercise their over-allotment option in full, the as adjusted pro forma net tangible book value per share after giving effect to this offering would be $0.63 per share, which amount represents an immediate increase in pro forma net tangible book value of $1.17 per share of our common stock to existing stockholders and an immediate dilution in pro forma net tangible book value of $12.72 per share of our common stock to new investors purchasing shares of common stock in this offering.

The foregoing calculations are based on 37,495,722 shares of common stock assumed to be outstanding on December 31, 2013 assuming that the Merger occurred on that date, and exclude:

•	6,170,807 shares of our common stock issuable upon exercise of stock options outstanding as of February 26, 2014, at a weighted average exercise price of $6.59 per share;

•	1,739,976 shares of our common stock that are available as of February 26, 2014 for future grant or issuance pursuant to our 2013 Stock-Based Incentive Compensation Plan, as amended; and

•	70,874 shares of common stock issuable upon the exercise of warrants outstanding as of February 26, 2014 at a weighted-average exercise price of $5.28 per share.

To the extent options or warrants outstanding as of February 26, 2014 have been or may be exercised or other shares have been or are issued, there may be further dilution to new investors.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The Merger is accounted for as a reverse acquisition under the acquisition method of accounting. For accounting purposes, VTB Holdings, Inc., or VTB, is considered to be the accounting acquirer. This results in VTB allocating the total purchase consideration issued in the acquisition to the fair value of Parametric Sound’s assets and liabilities as of the acquisition date, with any excess purchase consideration being recorded as goodwill.

The unaudited pro forma combined consolidated balance sheet is presented to show how Parametric Sound might have looked had the acquisition occurred as of December 31, 2013. The unaudited pro forma combined consolidated statement of operations for the year ended December 31, 2013 is presented to show how Parametric Sound might have looked had the acquisition occurred as of January 1, 2013, the beginning of the presented period.

This pro forma combined consolidated information is based on, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere or incorporated by reference in this prospectus supplement.

The unaudited pro forma combined consolidated balance sheet was derived from VTB’s audited financial statements and Parametric Sound’s unaudited financial statements as of December 31, 2013. The unaudited pro forma combined consolidated statement of operations for the year ended December 31, 2013 was derived from the audited financial statements of VTB for the year ended December 31, 2013 and Parametric Sound’s unaudited results from operations for the three months ended December 31, 2013 and the nine months ended September 30, 2013.

The unaudited pro forma combined consolidated financial information was prepared, without audit, pursuant to the rules and regulations of the SEC. The unaudited pro forma adjustments reflecting the acquisition have been prepared in accordance with the business combination accounting guidance and reflect the preliminary allocation of the purchase price to the acquired assets and liabilities based upon the preliminary estimate of fair values, using the assumptions set forth in the notes to the unaudited pro forma combined consolidated financial information. The detailed assumptions used to prepare the unaudited pro forma combined consolidated financial information are contained in the notes hereto and such assumptions should be reviewed in their entirety.

The unaudited pro forma combined consolidated financial information is provided for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the acquisition had been completed during the periods presented above, nor is it indicative of the future results or financial position of the combined company. In connection with the unaudited pro forma combined consolidated financial information, the total purchase consideration was allocated based on the best estimates of fair value. The allocation is dependent upon certain valuation and other analyses that are not yet final. Accordingly, the pro forma acquisition price adjustments are preliminary and subject to further adjustments as additional information become available and as additional analyses are performed. There can be no assurances that the final valuations will not result in material changes to the preliminary estimated purchase price allocation. The unaudited pro forma combined consolidated financial information also does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transaction or any integration costs. Furthermore, the unaudited pro forma combined consolidated statements of operations do not include certain nonrecurring charges which resulting directly from the acquisition as described in the accompanying notes.

Parametric Sound Corporation

Unaudited Pro Forma Combined Consolidated Balance Sheet

as of December 31, 2013

(in thousands, except share and per share data)

	Historical
	VTB Holdings Inc.	Parametric Sound Corporation	Combined Subtotal	Pro Forma Adjustments		Unaudited Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$6,509	$4,668	$11,177	$—		$11,177
Accounts receivable, net	48,542	117	48,659	—		48,659
Inventories, net	49,643	724	50,367	—		50,367
Deferred tax assets	2,214	—	2,214	6,686	4(a)	8,900
Prepaid expenses and other current assets	3,561	172	3,733	—		3,733
Prepaid income taxes	2,925	—	2,925	—		2,925

Total current assets	113,394	5,681	119,075	6,686		125,761
Property and equipment, net	7,369	211	7,580	—		7,580
Deferred tax assets, long term portion	827	—	827	—		827
Intangible assets, net	3,972	1,454	5,426	34,966	4(b)	40,392
Goodwill	—	—	—	70,631	4(c)	70,631
Other assets	1,745	—	1,745	—		1,745

TOTAL ASSETS	$127,307	$7,346	$134,653	$112,283		$246,936

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Revolving line of credit	$39,736	$—	$39,736	$—		$39,736
Term loan, current	14,500	—	14,500	—		14,500
Accounts payable	44,136	1,110	45,246	—		45,246
Accrued liabilities	8,615	97	8,712	3,076	4(d)	11,788
Due to shareholders	3,125	—	3,125	—		3,125
Derivative liability	392	—	392	—		392
Other current liabilities	705	—	705	—		705
Capital lease obligation	—	38	38	—		38

Total current liabilities	111,209	1,245	112,454	3,076		115,530
Capital lease obligation, long-term portion	—	85	85	—		85
Series B redeemable preferred stock	13,713	—	13,713	—		13,713
Income tax payable, long-term portion	1,986	—	1,986	—		1,986
Deferred tax liabilities	850	—	850	13,476	4(e)	14,326
Subordinated loan	10,342	—	10,342	—		10,342

TOTAL LIABILITIES	138,100	1,330	139,430	16,552		155,982
Series A convertible preferred stock	24,345	—	24,345	(24,345)	4(f)	—

STOCKHOLDERS’ (DEFICIT) EQUITY:
Parametric Sound common stock	—	7	7	30	4(g)	37
VTBH common stock	353	—	353	(353)	4(g)	—
Additional paid-in capital	(54,371)	23,066	(31,305)	105,621	4(g)	74,316
Accumulated other comprehensive income	105	—	105	—		105
(Accumulated deficit) retained earnings	18,775	(17,057)	1,718	14,778	4(h)	16,496

TOTAL STOCKHOLDERS’ (DEFICIT) EQUITY	(35,138)	6,016	(29,122)	120,076		90,954

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY	$127,307	$7,346	$134,653	$112,283		$246,936

The accompanying notes are an integral part of these unaudited pro forma combined consolidated financial statements.

The pro forma adjustments are explained in Note 4.

Parametric Sound Corporation

Unaudited Pro Forma Combined Consolidated Statement of Operations

Year Ended December 31, 2013

(in thousands, except per share and per share data)

	Historical
	VTB Holdings Inc.	Parametric Sound Corporation	Combined Subtotal	Pro Forma Adjustments		Unaudited Pro Forma Combined
Net revenue	$178,470	$522	$178,992	$—		$178,992
Cost of revenues	128,141	274	128,415	692	5(a)	129,107

Gross profit	50,329	248	50,577	(692)		49,885
Operating expenses:
Selling and marketing	31,645	2,136	33,781	60	5(a)	33,841
Product development	4,873	2,204	7,077	(124)	5(a)	6,953
General and administrative	8,349	2,798	11,147	—		11,147
Business transaction	3,864	2,277	6,141	(6,141)	5(b)	—

Total operating expenses	48,731	9,415	58,146	(6,205)		51,941

Operating income (loss)	1,598	(9,167)	(7,569)	5,513		(2,056)
Interest expense, net	(6,626)	1	(6,625)	—		(6,625)
Other expense	(45)	(7)	(52)	—		(52)

Total other (expense)	(6,671)	(6)	(6,677)	—		(6,677)

(Loss) income before provision for income taxes	(5,073)	(9,173)	(14,246)	5,513		(8,733)

Provision for income taxes	1,090	—	1,090	2,040	5(c)	3,130

Net income (loss)	$(6,163)	$(9,173)	$(15,336)	$3,473		$(11,863)

Net income (loss) attributable to common stockholders:
Basic	$(6,163)	$(9,173)				$(11,863)

Diluted	$(6,163)	$(9,173)				$(11,863)

Net income (loss) per share attributable to common stockholders:
Basic	$(0.17)	$(1.36)				$(0.32)

Diluted	$(0.17)	$(1.36)				$(0.32)

Weighted average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	35,282,286	6,745,622				36,972,722

Diluted	35,282,286	6,745,622				36,972,722

The accompanying notes are an integral part of these unaudited pro forma combined consolidated financial statements.

The pro forma adjustments are explained in Note 5.

1.	Description of Transaction and Basis of Presentation

Description of Transaction

On January 15, 2014, Parametric Sound Corporation (“Parametric Sound”) completed a merger (the “Merger”) of its wholly-owned subsidiary, Paris Acquisition Corp., a Delaware corporation (“Merger Sub”), with and into VTB Holdings, Inc., a Delaware corporation (“VTBH”), in accordance with the terms and conditions of the Agreement and Plan of Merger dated August 5, 2013 among the Company, VTBH and Merger Sub (the “Merger Agreement”). As a result of the Merger, VTBH, the surviving entity in the Merger, became a wholly-owned subsidiary of Parametric Sound.

In connection with the Merger, Parametric Sound issued to the former holders of VTBH common stock and Series A Preferred Stock an aggregate of 30,227,100 shares of Parametric Sound common stock, par value $0.001 per share. The number of shares of common stock issued was computed in accordance with the formula specified in the Merger Agreement using a Per Share Number (as defined in the Merger Agreement) of 0.35997. In addition, in accordance with the terms of the Merger Agreement, all then outstanding options to purchase shares of VTBH common stock were converted into options to purchase 3,960,783 shares of Parametric Sound common stock and were assumed (the “Converted Options”). These newly issued shares of common stock, together with the Converted Options, represented approximately 80% of the total issued and outstanding shares of Company common stock, on a fully-diluted basis at the Merger date.

The issued share capital on the assumed acquisition date of December 31, 2013 was 37,495,722 shares of common stock and consisted of 7,268,622 shares of Parametric Sound and 30,227,100 shares assumed issued to security holders of VTBH.

Basis of Presentation

The reverse acquisition of Parametric Sound by VTBH is being accounted for using the acquisition method of accounting for business combinations. The excess purchase consideration over the fair values of assets acquired and liabilities assumed is recorded as goodwill.

The historical financial information has been adjusted to give pro forma effect to events that are (i) directly attributable to the transaction, (ii) factually supportable and (iii) with respect to the unaudited pro forma combined consolidated statements of operations, expected to have a continuing impact on the combined results. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the transaction and certain other adjustments.

Under the acquisition method, acquisition-related transaction costs (e.g. advisory, legal, valuation and other professional fees) are not included as consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. These costs are not presented in the unaudited pro forma combined consolidated statements of operations because they will not have a continuing impact on the combined results.

2.	Purchase Consideration Allocation

The purchase consideration in a reverse acquisition is determined with reference to the fair value of equity interests that the accounting acquirer (VTBH) has issued to the owners of the accounting acquiree (Parametric Sound). The fair value of Parametric Sound’s common stock was determined based on the closing stock price of Parametric Sound’s common stock as of January 15, 2014.

The estimated total purchase consideration is calculated as follows (in thousands, except share and per share data):

Outstanding shares of common stock of Parametric Sound as of Merger date	7,274,622
Closing price per share of Parametric Sound common stock as of January 15, 2014	$14.30

Total purchase consideration	$104,027

The following table summarizes the preliminary allocation of the estimated purchase consideration to the fair values of assets acquired and liabilities assumed of Parametric Sound, with the excess recorded as goodwill (dollars in thousands):

Cash and cash equivalents	$4,668
Accounts receivable	117
Deferred tax asset	5,890
Other current assets	896
Property and equipment	211
Intangible assets:
In-process research and development (IPR&D) (1)	27,100
Developed technology (2)	8,880
Customer relationships (2)	270
Trade name (2)	170
Goodwill (3)	70,631
Accounts payable and accrued liabilities	(1,207)
Capital lease obligation	(123)
Deferred tax liability	(13,476)

Total	$104,027

(1)	The amount allocated to in-process research and development represents an estimate of the fair value of purchased in-process technology for research projects, or IPR&D. IPR&D is considered an indefinite-lived intangible asset until the completion or abandonment of the associated research and development efforts. Accordingly, during the development period, the IPR&D is not amortized but subject to impairment review. The IPR&D is reflected as an acquired asset in the unaudited pro forma combined consolidated balance sheet. No amortization of the IPR&D has been reflected in the unaudited pro forma combined consolidated financial statements as the assets are considered indefinite-lived.
(2)	The acquired intangible assets relating to developed technology, customer relationships and trade name are subject to amortization. Developed technology will be amortized on a straight-line basis over an estimated useful life of approximately eight years with the amortization being included within cost of revenue. Customer relationships and trade name will be amortized on a straight-line basis over an estimated useful life of two years and five years with the amortization being included within sales and marketing expense.
(3)	The excess purchase consideration over the fair values of assets acquired and liabilities assumed is recorded as goodwill. Goodwill is not amortized but tested for impairment on an annual basis or when the indicator for impairment exists.

The preliminary valuation of the intangible assets acquired was determined using currently available information and reasonable and supportable assumptions. The fair value of IPR&D, developed technology, and trade name intangible assets was determined using the “income method,” which starts with a forecast of all the expected future net cash flows from such assets. Because customer relationships are not mature, the fair value customer relationship intangible assets were determined using the “cost method”, which starts with an analysis of the estimated costs to replace the existing asset. Some of the more significant assumptions inherent in the development of intangible asset values, from the perspective of a market participant, include: the amount and timing of projected future cash flows (including revenue, cost of sales, research and development costs, sales and marketing expenses, capital expenditures and working capital requirements) as well as estimated contributory asset charges; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset’s life cycle and the competitive trends impacting the asset, among other factors.

3.	Conforming Adjustments

The accounting policies used in the preparation of the unaudited pro forma combined consolidated financial information are those set out in VTBH’s audited financial statements as of December 31, 2013 and Parametric Sound’s audited financial statements as of September 30, 2013. Certain reclassification adjustments were made to the historical consolidated statements of operations of Parametric Sound to conform the presentation to that of VTBH as the accounting acquirer and are reflected in the historical column for Parametric Sound.

4.	Unaudited Pro Forma Adjustments – Balance Sheet

The unaudited pro forma combined consolidated balance sheet has been prepared assuming an acquisition date of December 31, 2013 with the following pro forma adjustments:

4a)	Deferred Tax Assets – Represents the adjustment related to the net increase in Parametric Sound’s and VTBH’s accrued expenses for estimated transaction costs and the reversal of the valuation allowance against Parametric Sound’s net operating loss carryforwards as the combined company expects to be able to utilize them.

4b)	Intangible Assets – Represents the adjustment to record the acquired intangible assets from Parametric Sound at fair value, as follows (in thousands):

Preliminary fair value of acquired intangible assets	$36,420
Eliminate Parametric Sound’s historical intangible assets	(1,454)

Total	$34,966

4c)	Goodwill – Represents the adjustment to record the excess between the fair value of the consideration transferred and the preliminary values assigned to the assets acquired and liabilities assumed.

4d)	Accrued Liabilities – Represents the accrual for estimated transaction costs of $3.1 million related to the acquisition that are not reflected in the consolidated financial statements.

4e)	Deferred Tax Liabilities – Represents the adjustment related to the net increase in the acquired intangible assets.

4f)	Series A Convertible Preferred Stock – Represents the cancellation and conversion of VTBH’s outstanding Series A convertible preferred stock into shares of Parametric Sound’s common stock on the close of the acquisition.

4g)	Common Stock and Additional Paid-In Capital – The adjustments made to common stock and additional paid-in capital are as follows (in thousands):

Common Stock
Record the par value of the common stock that was issued	$30
Eliminate VTBH’s historical issued and outstanding common stock	(353)

Total common stock	$(323)

Additional Paid-In Capital
Eliminate Parametric Sound’s historical additional paid-in capital	$(23,066)
Record the conversion of VTBH’s outstanding Series A convertible preferred stock into Parametric Sound common stock	24,345
Record the conversion of VTBH’s issued and outstanding common stock into Parametric Sound common stock	315
Record purchase consideration, net of par value of Parametric Sound common stock	104,027

Total additional paid-in capital	$105,621

Total common stock and additional paid-in capital	$105,298

4h)	Retained Earnings (Accumulated Deficit) – The adjustments made to retained earnings (accumulated deficit) are as follows (in thousands):

Eliminate Parametric Sound’s historical accumulated deficit	$17,057
Accrue estimated transaction costs to be incurred by Parametric Sound and VTBH through accumulated deficit, net of expected tax impact	(2,279)

Total	$14,778

5.	Unaudited Pro Forma Adjustments – Statements of Operations

The unaudited pro forma combined consolidated statements of operations were prepared assuming an acquisition date of January 1, 2013 with the following pro forma adjustments:

5a)	Intangible Asset Amortization – Represents the additional amortization recognized on the acquired intangible assets that are subject to amortization.

5b)	Transaction Costs – Represents the elimination of acquisition-related transaction and merger related costs as they have no continuing impact on the combined consolidated results of operations.

5c)	Provision for Income Taxes – Represents the change in the provision for income tax consisting of the income tax effect of the respective pro forma adjustments based on the statutory rate of 37%, except for the pro forma adjustments related to the amortization of intangible assets and the non-deductibility of certain transaction costs.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The Merger has been accounted for as a reverse acquisition. As such, the financial statements of VTB Holdings, Inc., or VTB, representing the Turtle Beach headset business, are treated as our historical financial statements, with the results of Parametric Sound to be included from January 15, 2014. Our annual report on Form 10-K for the year ended September 30, 2013 and quarterly report on Form 10-Q for the quarter ended December 31, 2013 contain financial information that relates only to pre-Merger Parametric Sound. Effective as of the Merger, we changed our fiscal year from September 30 to December 31 to correspond to the fiscal year of VTB. The selected financial data set forth below is derived from the audited consolidated financial statements of VTB and its subsidiaries and may not be indicative of our future operating results. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus supplement.

	Year Ended December 31,
	2011	2012	2013
	(in thousands, except per share data)
Statement of Operations Data:
Net revenue	$166,121	$207,136	$178,470
Cost of revenue	96,536	132,795	128,141

Gross profit	69,585	74,341	50,329

Operating expenses:
Selling and marketing	13,009	22,837	31,645
Product development	1,839	2,099	4,873
General and administrative	7,094	6,153	8,349
Business transaction	9,375	342	3,864

Total operating expenses	31,317	31,431	48,731

Operating income	38,268	42,910	1,598

Other expense (income), net:
Interest expense	2,932	4,738	6,626
Other expense, net	—	7	45
Gain on bargain purchase from acquisition	—	(2,303)	—

Total other expense, net	2,932	2,442	6,671

Income (loss) before provision for income taxes	35,336	40,468	(5,073)
Provision for income taxes	13,782	14,008	1,090

Net income (loss)	$21,554	$26,460	$(6,163)

Net income (loss) attributable to common stockholders:
Basic	$8,855	$1,611	$(6,163)

Diluted	$8,855	$1,611	$(6,163)

Per Share Data:
Net income (loss) per share attributable to common stockholders:
Basic	$0.26	$0.05	$(0.17)

Diluted	$0.25	$0.04	$(0.17)

Weighted-average shares used to computing net income (loss) per share attributable to common stockholders:
Basic	33,952	35,282	35,282

Diluted	34,924	36,265	35,282

Other Financial Data:
Net cash provided by operating activities	$2,401	$5,000	$18,290
Net cash used in investing activities	(1,634)	(11,280)	(6,167)
Net cash provided by (used in) financing activities	7,185	(4,364)	(11,017)

	As of December 31,
	2011	2012	2013
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$15,942	$5,219	$6,509
Total assets	105,165	134,195	127,307
Revolving line of credit	12,000	33,000	39,736
Term loan	25,200	41,250	14,500
Series B redeemable preferred stock	13,648	12,703	13,713
Subordinated notes	—	—	10,342
Series A convertible stock	24,345	24,345	24,345
Stockholders’ deficit	(20,065)	(31,722)	(35,138)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of VTB Holdings, Inc., or Turtle Beach, as of and for the years ended December 31, 2013, December 31, 2012 and December 31, 2011, is presented because the Merger is accounted for as a reverse acquisition and, as a result, the financial statements of Turtle Beach are treated as our historical financial statements. This discussion and analysis contains forward-looking statements that are based on the beliefs, as well as assumptions made by, and information currently available to, its management. Actual results could differ materially from those discussed in or implied by forward-looking statements for various reasons.

Business Overview

Turtle Beach is a leading designer, developer and marketer of premium audio peripherals for video game console, handheld console, personal computer and mobile platforms. Audio technology and digital signal processing have been a core focus at Turtle Beach since the company was founded in 1975, and Turtle Beach management views continued innovation and state-of-the-art product development as key factors in its continued success. In addition, Turtle Beach believes that its licensing agreements with leading console and software companies provide a competitive advantage and build brand awareness. Turtle Beach is the only gaming headset company that is officially licensed by all three major gaming consoles platforms – Microsoft Xbox, Sony PlayStation and Nintendo Wii. Turtle Beach launched its first gaming headset in 2005, and played a significant role in developing the market for advanced gaming headsets. Many of Turtle Beach’s headsets incorporate advanced technology and innovative features, and Turtle Beach has become the market share leader in console gaming headsets.

Turtle Beach believes that the primary growth drivers for its console gaming headset business are:

•	Cumulative sales of 163 million consoles, in the aggregate, of Xbox 360, Xbox One, PlayStation 3, and PlayStation 4 consoles as of year-end 2013, as estimated in the March 2014 DFC Intelligence: Worldwide Console Forecast;

•	The increase in multiplayer online gaming, whether console-, mobile-, or PC-based, in which a gaming headset provides the additional benefit of being a communication device;

•	The launch of new console video game titles, which we believe increases foot traffic into retail stores and lifts console gaming headset sales; and

•	The installed base of more than 7 million Turtle Beach headsets, which we expect to drive upgrades and replacements.

Business Trends

The gaming industry experienced a cyclical event in 2013 as Microsoft and Sony each introduced new consoles for the first time in eight years. Turtle Beach’s gaming headset business was materially impacted in 2013 by the beginning of this multi-year transition from sixth generation consoles to seventh generation consoles. After Sony announced the PlayStation 4 in February and Microsoft announced the Xbox One in May, consumers began delaying gaming purchases in advance of the introduction of the new consoles, negatively impacting global sales of console hardware and software.

Turtle Beach focused in 2013 on investment and consolidation with the goal of positioning itself for renewed growth in 2014. Turtle Beach increased spending and investment in personnel and infrastructure to enter or strengthen its position in new geographic regions and expand the product line into areas outside of console gaming headsets. In October 2013, Turtle Beach launched a new line of wireless media headsets as part of its strategy to broaden its base of users from console gaming headsets to headsets for music, movies, and mobile gaming. In addition, Turtle Beach signed a licensing agreement with Microsoft to create audio solutions for the Xbox One.

The consumer response to Xbox One and PlayStation 4 has been overwhelmingly positive, creating a growing installed base of users and a market for next generation headsets. Turtle Beach believes it is well positioned to benefit from the anticipated growth in the segment as consumers purchase new consoles over the next three years and beyond. In addition, industry analysts expect Microsoft and Sony to continue to support their current generation consoles over the next few years and, as a result, Turtle Beach anticipates that there will continue to be a significant market through at least 2015 for its headsets that are compatible with Xbox 360 and PlayStation 3.

Seasonality

Turtle Beach’s gaming headset business is seasonal with a significant portion of sales and profits typically occurring around the holiday period. Historically, more than 50% of Turtle Beach’s revenues are generated during the period from September through December as new headsets are introduced and consumers engage in holiday shopping.

PlayStation 4 console launch

Turtle Beach believes it was well prepared for the launch of the PlayStation 4 in November 2013, introducing two headsets designed for the new console, the P4C and PX4. In addition, Turtle Beach aggressively marketed many current generation headsets in its portfolio that were also compatible with the new console. Sales of PlayStation 4 compatible headsets played a large role in Turtle Beach’s improved performance at the end of 2013. In the fourth quarter of 2013, Turtle Beach achieved a 55% dollar share of the U.S. gaming headset market and a 57% dollar share in the United Kingdom, according to the NPD Group, Inc. and the GfK Group, respectively.

Xbox One console launch

At this time, Turtle Beach is one of only two announced audio companies licensed and approved by Microsoft to develop and sell Xbox One compatible audio products. In order for headsets to receive integrated voice and chat audio from the Xbox One, a Microsoft proprietary hardware adapter is required. Due to the inclusion of this proprietary adapter, older headsets lacking a license from Microsoft, including older Turtle Beach headsets, are not compatible with the Xbox One without the separately purchased adapter. In October 2013, Microsoft informed Turtle Beach that the adapter and software required to enable full headset functionality on the Xbox One would be delayed until the first quarter of 2014. As a result, Turtle Beach deferred the launch of its XO Four and XO Seven headsets, incurred additional expenses associated with the new headset launch, and expects to instead realize the related revenues and gross profits previously anticipated for the fourth quarter of 2013 in the first half of 2014. While the adapter delay had a meaningful impact on Turtle Beach’s fourth quarter 2013 financial results, the event impacted the entire industry, and Turtle Beach believes it retains a strong first-to-market advantage as one of two headset brands to hold an official license entering 2014.

Investments in People and Infrastructure

Turtle Beach’s net revenues have more than doubled from 2010 to 2012 and it has continued to invest in building internal capabilities, including the hiring of new executives, significantly expanding the number of internal product development, product management, and operational personnel, and increasing marketing expenditures and investment in retail selling displays. In addition, Turtle Beach acquired a United Kingdom-based distributor, Lygo (now “TB Europe”), in October 2012, which added sales and marketing staff and expenses as well as warehouse and distribution facilities. Turtle Beach intends to continue to invest in its internal capabilities to support longer term growth.

Geographic Expansion

Turtle Beach has a strong market position in North America, United Kingdom, and Australia. Turtle Beach is also one of the top gaming headset providers in the rest of Europe but believes there is further opportunity for growth. Asia, in particular China, and Latin America are viewed by Turtle Beach as additional long-term growth opportunities. Turtle Beach intends to continue investing in a stronger presence and growth in these regions.

Product Portfolio

During 2011 and 2012, Turtle Beach significantly expanded its product portfolio to cover additional price tiers and to add products with different combinations of technology. Turtle Beach added ten new headsets in 2011, and 15 new headsets and three updated headsets in 2012. Four of the headsets added in 2011 and seven of the headsets added in 2012 had manufacturer’s suggested retail prices below $100. While overall unit sales increased by 34% during 2012, the addition of these lower priced headsets resulted in a reduction of Turtle Beach’s average wholesale selling price by 10%.

In late 2012, Turtle Beach management decided to reduce the number of product models. Given the expected launch of new consoles and the effect that management expected the launch to have on sales of Turtle Beach headsets, the management team also decided to reduce inventories of several models using price promotions and discounting to drive increased sales. The implementation of those reductions caused the gross profit of Turtle Beach to decline by approximately $1.7 million during the year. As gaming consoles have evolved from dedicated video game platforms to home entertainment hubs, and mobile devices have become platforms for entertainment, we have continued to evolve our Turtle Beach headsets to reflect how content is consumed. For example, in October 2013, we introduced media headsets, the iSeries, that can bring sophisticated audio processing technology to consumers watching movies or listening to music, as well as playing video games. These new headsets are available at Apple retail stores, with expanded distribution anticipated later in 2014. While the stereo headphone category is large and very competitive, Turtle Beach management believes that their availability in Apple stores and the underlying technology innovation in the products will be an important catalyst for expanding its consumer base. This initiative represents an investment of over $3 million in product development and marketing in 2013.

Cost of Goods

During 2013, Turtle Beach implemented a more active program to refurbish and sell returned products, in which Turtle Beach seeks to sell products at a 0%-10% gross profit. Turtle Beach has also experienced a slightly higher cost charged by its contract manufacturing partners with respect to newer headset models as compared with older models, reflecting macro-level Chinese labor and material cost increases.

Basis of Presentation

Revenue

Turtle Beach’s revenues are primarily from the sale of gaming headsets with the remaining gross sales coming from accessories, including replacement parts for gaming headsets, audio cables and sound cards. During 2013, Turtle Beach derived the majority of its revenue from headsets designed primarily for use with the Xbox 360 and PlayStation 3. The majority of Turtle Beach’s products are distributed domestically to specialty retailers of consumer electronics, superstores, online retailers and wholesalers, and internationally through TB Europe and to wholesalers. Products are also sold directly to consumers through Turtle Beach’s website. International sales are generally shipped directly from Turtle Beach’s suppliers in China to international wholesalers.

We recognize revenue when all of the following criteria are met: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the services will be provided; (2) services have been provided or delivery has occurred; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Collectability is assessed based on a number of factors, including the creditworthiness of a customer and transaction history.

Turtle Beach’s net revenues are influenced by numerous factors such as product volume and mix, pricing, geographic mix, foreign currency exchange rates, the mix between sales to resellers and end users and adjustments for sales returns, price protection programs and co-op programs.

Cost of Revenue and Gross Profit

Turtle Beach’s cost of revenue primarily consists of manufacturing costs associated with its headsets. Cost of revenue also includes charges for inventory obsolescence, product royalties, warranty expense, customs duties, material handling and facilities costs and freight and personnel costs (including stock compensation expenses).

Gross profit percentage is influenced by numerous factors such as product volume and mix, pricing, geographic mix, the mix between sales to resellers and end-users, third-party costs (including both raw material and manufacturing costs), warranty costs and charges related to excess and obsolete inventory.

Operating Expenses

Turtle Beach’s significant operating expenses are selling and marketing, product development and general and administration. The components of sales and marketing expenses include trade shows and events, promotions, salaries and benefits, direct media advertising, in-store advertising and interactive retail displays.

Personnel expenses are the largest category of expense and include salaries, benefits, bonuses, sales commissions and stock-based compensation expense. Turtle Beach expects personnel expenses to increase in absolute dollars as new employees are hired to support growing the business.

Selling and Marketing Expenses. Selling and marketing expenses are Turtle Beach’s largest functional category of total operating expense. These expenses primarily consist of media and advertising, which include online search engine optimization, investment in retail sales displays and tradeshows. Expenses also include salaries and benefits related to Turtle Beach’s worldwide direct sales force, sales commissions, travel and entertainment costs, sales support, sales development and outside sales consultants. Turtle Beach plans to continue to invest in sales and marketing efforts, including a plan to increase the number of sales personnel worldwide in order to expand reach in international markets. In addition, Turtle Beach intends to continue to grow its marketing and promotional expenditures to build brand awareness.

Product Development Expenses. Product development expenses are costs related to the development and enhancement of Turtle Beach’s products. These expenses consist of salaries and benefits, information technology, consulting, engineering samples and prototypes and allocation of facility-related costs. Turtle Beach expects its development costs to increase in absolute dollars as it continues to expand product offerings and its global reach.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits, professional fees, allocation of facility costs and depreciation. General and administrative personnel costs include Turtle Beach’s executive, finance, human resources, information technology and external legal functions. Turtle Beach’s professional fees consist primarily of accounting, tax, legal, recruiting and other consulting costs. Turtle Beach expects an increase in general and administrative spending related to the costs associated with being a public company as Turtle Beach assumes the required reporting and compliance obligations.

Other Expense, net

Other Expense, net, is comprised of the following items:

Interest expense consists primarily of interest expense on Turtle Beach’s revolving credit facility, term loan, subordinated notes and Series B redeemable preferred stock.

Other expense consists primarily of foreign currency exchange gains and losses. Turtle Beach’s foreign currency exchange gains and losses relate to transactions and asset and liability balances denominated in currencies other than the U.S. dollar. Turtle Beach expects its foreign currency gains and losses to continue to fluctuate in the future due to changes in foreign currency exchange rates. Other expenses also include derivatives to partially offset Turtle Beach’s business exposure to foreign currency exchange risk.

The gain on bargain purchase from acquisition consists of the excess value of the net assets acquired over consideration paid when Turtle Beach acquired TB Europe.

Provision for Income Taxes

The provision for income taxes consists of federal and state income taxes in the United States, income taxes in certain foreign jurisdictions and deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and includes Turtle Beach’s uncertain tax positions. Earnings from Turtle Beach’s non-U.S. activities are subject to local country income taxes and may be subject to U.S. income taxes.

Results of Operations

The following table sets forth Turtle Beach’s statement of operations in dollars for the periods presented:

	Years Ended December 31,
	2011	2012	2013
	(in thousands)
Net revenue	$166,121	$207,136	$178,470
Cost of revenue	96,536	132,795	128,141

Gross profit	69,585	74,341	50,329

Operating expenses:
Selling and marketing	13,009	22,837	31,645
Product development	1,839	2,099	4,873
General and administrative	7,094	6,153	8,349
Business transaction	9,375	342	3,864

Total operating expenses	31,317	31,431	48,731

Operating income	38,268	42,910	1,598

Other expense, net:
Interest expense, net	2,932	4,738	6,626
Other expense, net	—	7	45
Gain on bargain purchase from acquisition	—	(2,303)	—

Total other expense, net	2,932	2,442	6,671

Income (loss) before provision for income taxes	35,336	40,468	(5,073)
Provision for income taxes	13,782	14,008	1,090

Net income (loss)	$21,554	$26,460	$(6,163)

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenue

Net revenue for the year ended December 31, 2013 totaled $178.5 million, representing a decrease of $28.6 million, or 13.8%, compared to $207.1 million for the year ended December 31, 2012. This decrease was primarily due to the PlayStation 4 and Xbox One console rollouts in November 2013. Overall headset purchases for the Xbox 360 and PlayStation 3 consoles declined ahead of the next generation console rollouts as consumers deferred purchases until the new consoles were released. Previous generation console headset purchases also shifted to lower-priced models ahead of the new console introductions. In addition, Microsoft delayed the release of hardware and software required to make headsets functional with the Xbox One, shifting Xbox One headset purchases out of the fourth quarter of 2013 and into the first half of 2014.

Cost of Revenue

Cost of revenue for the year ended December 31, 2013 totaled $128.1 million, representing a decrease of $4.7 million, or 3.5%, compared to $132.8 million for the year ended December 31, 2012. This decrease was primarily due to lower revenue, offset by a $1.9 million increase in supply chain costs.

Selling and Marketing

Selling and marketing expenses for the year ended December 31, 2013 totaled $31.6 million, representing an increase of $8.8 million, or 38.6%, compared to $22.8 million for the year ended December 31, 2012. This increase was primarily due to a $2.6 million increase in depreciation costs primarily related to interactive retail displays, a $0.7 million increase in salary expenses, a $1.7 million increase in trade show expenses, $1.8 million in additional international marketing expenses and $2.1 million in expenses related to TB Europe, partially offset by a decrease in trade marketing expenses.

Turtle Beach management made a strategic decision to invest more heavily in marketing during 2013 ahead of the new console roll-outs. This action was taken to position Turtle Beach for the industry projected demand increase and shift to full feature wireless headsets driven by the new gaming console and to support the introduction of the Turtle Beach’s first media headsets (i30 and i60) in Apple stores in November 2013.

Product Development

Product development expenses for the year ended December 31, 2013 total $4.9 million, representing an increase of $2.8 million, or 133%, compared to $2.1 million for the year ended December 31, 2012. This increase was primarily due to $1.4 million in expenses related to increased staff levels and $0.6 million in higher consulting expenses.

General and Administrative

General and administrative expenses for the year ended December 31, 2013 totaled $8.3 million, representing an increase of $2.1 million, or 33.9%, compared to $6.2 million for the year ended December 31, 2012. The increase was primarily due to a $1.3 million increase in stock-based compensation expense and $0.3 million in higher health insurance expenses.

Business Transaction

Business transaction expenses for the year ended December 31, 2013 totaled $3.9 million, representing an increase of $3.6 million compared to $0.3 million for the year ended December 31, 2012. The increase was primarily due to the costs incurred in connection with the Merger.

Interest Expense, net

Interest expense, net, increased by $1.9 million for the year ended December 31, 2013, as compared to December 31, 2012, primarily due to the higher average term and revolver loan balance outstanding during the period and the addition of the subordinated notes.

Income Tax Expense

Income tax expense was $1.1 million for the year ended December 31, 2013, which represented a decrease of $12.9 million from the income tax expense of $14.0 million for the year ended December 31, 2012. The effective tax rate in 2013 was a provision of approximately 21%. The difference between the effective tax rate and the statutory tax rates is primarily related to differences in book and tax treatment of stock based compensation and non-deductible expenses.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenue

Net revenue increased by $41.0 million, or 24.7%, to $207.1 million in 2012 from $166.1 million in 2011.

North America revenue increased by $15.3 million, or 11.7%, to $146.4 million from 2011, as compared to 2012 primarily due to increased sales to existing retail customers, the addition of new retailers and the release of new products such as PLA, XP300 and XP400 series headphones.

International revenue, which consists of sales to distributors in Europe and sales by TB Europe, increased by $25.8 million, or 73.7% as compared to 2012, to $60.8 million, primarily due to the increase in distribution channels and revenue associated with new product releases.

Cost of Revenue

Cost of revenue increased to 64.1% of revenue from 58.1% in 2011 primarily due to the mix of product as the company broadened its product lines and increased price protection and promotions in the fourth quarter of 2012 to reduce channel inventories. In addition, the company did see an increase in costs associated with products that were upgraded or enhanced to be competitive. The cost increases were partially offset by product cost improvements in Turtle Beach’s international operations.

Selling and Marketing

Selling and marketing expenses increased $9.8 million, or 75.4%, in 2012 as compared to 2011, primarily due to a $4.0 million increase in direct media, trade shows and exhibitions to promote new product releases, an increase in depreciation on retail sales displays of $2.3 million and a $0.7 million increase in salaries and benefits related to increases in marketing headcount to support sales growth.

General and Administrative

General and administrative expenses decreased $0.9 million, or 13.3%, in 2012 as compared to 2011, primarily due to $3.4 million of restricted stock which was awarded to a Turtle Beach director in 2011 and vested immediately. There were no restricted stock grants in 2012. This decrease was partially offset by an increase in salaries and benefits of $1.3 million.

Product Development

Product development expenses increased $0.3 million in 2012 as compared to 2011, primarily due to a $0.1 million increase in costs related to additional staffing and consultants. During 2012, Turtle Beach’s product development focused on new product development and technologies to enhance existing products and accessories.

Business Transaction

Business transaction expenses decreased $9.0 million in 2012 as compared to 2011, primarily due to bonus payments accrued in 2011 that were not incurred in 2012. Costs in 2012 were composed of legal and outside consulting fees incurred in connection with the acquisition of TB Europe in 2012 totaling $0.3 million.

Interest Expense, net

Interest expense for the year ended December 31, 2012 increased $1.8 million over 2011, primarily due to a higher average term loan balance outstanding throughout the year. This increase was primarily due to the amortization of $1.3 million of new debt issuance costs on the 2012 amendment to Turtle Beach’s former credit facility recognized as interest related to Turtle Beach’s revolving line of credit and $0.3 million recognized as interest on Turtle Beach’s term loan in connection with the extinguishment of debt.

Gain on Bargain Purchase from Acquisition

The gain on bargain purchase is related to the purchase of TB Europe. See Note 5, “Acquisition of Lygo,” to Turtle Beach’s audited consolidated financial statements, which are included elsewhere in this prospectus supplement, for details related to the acquisition.

Income Tax Expense

Income tax expense increased by $0.2 million in 2012 as compared to the prior year. The effective tax rate for 2012 was a provision of approximately 35% compared to a provision of approximately 37% in 2011. The difference between the effective tax rate and the statutory tax rate is primarily related to differences in book and tax treatment of stock based compensation and non-deductible expenses.

Adjusted EBITDA

Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization, stock-based compensation (non-cash), payments to founders, bargain purchase gain and certain business transaction expenses. Turtle Beach’s management believes Adjusted EBITDA is a useful measure to help evaluate its business, analyze trends, measure performance, prepare financial projections and make strategic decisions.

Turtle Beach’s management adjusts net income (loss) for business transaction costs and bargain purchase gain from its calculations of Adjusted EBITDA because it believes that such items are not representative of Turtle Beach’s core operations. Business transaction costs and bargain purchase gain are comprised of the following items for the periods presented:

•	For the year ended December 31, 2013, business transaction costs consisted of acquisition-related costs in the amount of $3.9 million related to the Merger;

•	For the year ended December 31, 2012, business transaction costs consisted of $0.3 million of acquisition-related costs and bargain purchase gain of $2.3 million, in each case, related to Turtle Beach’s acquisition of TB Europe; and

•	For the year ended December 31, 2011, business transaction costs consisted of $9.4 million of performance bonuses related to the recapitalization (see Note 1 “Organization and Description of the Business – Recapitalization” to the audited consolidated financial statements included elsewhere in this prospectus supplement for more information regarding the recapitalization).

We believe Adjusted EBITDA provides useful information to investors about us and our financial condition and results of operations for the following reasons: (i) it is one of the measures used by our board of directors and management team to evaluate our operating performance; (ii) it is one of the measures used by our management team to make day-to-day operating decisions; (iii) the adjustments made in our calculation of Adjusted EBITDA (business transaction costs, payments to our founders, bargain purchase gain and stock-based compensation) are often viewed as either non-recurring or not reflective of ongoing financial performance or have no cash impact on operations; and (iv) it is used by securities analysts, investors and other interested parties as a common operating performance measure to compare results across companies in our industry by backing out potential differences caused by variations in capital structures (affecting relative interest expense), and the age and book value of facilities and equipment (affecting relative depreciation expense).

The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing our operating performance, you should not consider Adjusted EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only as a supplemental measure. Some of these limitations include, but are not limited to:

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Adjusted EBITDA does not reflect income taxes or the cash requirements for any tax payments; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Adjusted EBITDA (and a reconciliation to net income (loss), the nearest GAAP financial measure) for the years ended December 31, 2013, 2012 and 2011 are as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Net income (loss)	$21,554	$26,460	$(6,163)
Interest expense, net	2,932	4,738	6,626
Depreciation and amortization	700	2,606	5,344
Stock-based compensation	3,749	985	2,563
Provision for income taxes	13,782	14,008	1,090
Business transaction costs	9,375	342	3,864
Payments to founders	—	527	527
Bargain purchase gain	—	(2,303)	—

Adjusted EBITDA	$52,092	$47,363	$13,851

Adjusted EBITDA decreased for the year ended December 31, 2013 as compared to the year ended December 31, 2012 primarily due to lower revenues and mix of business ahead of the Xbox One and PlayStation 4 console roll-outs, increased marketing expenses in connection with the console roll-outs, investments to drive growth in international markets following the acquisition of TB Europe and increased investment in research and development.

In 2012, Adjusted EBITDA decreased as compared to 2011 primarily due to an increase in compensation expenses related to an increase in headcount to support planned growth and an increase in selling and marketing expenses related to tradeshows, direct media and freight expenses.

In 2011, Adjusted EBITDA increased as compared to 2010 primarily due to the increase in net sales from 2010 to 2011. In addition, business transaction expenses of approximately $14.4 million were incurred in 2010 related to Turtle Beach’s recapitalizations that were not incurred in 2011. This increase was offset by higher general and administrative expenses related to an increase in headcount, marketing expenses for tradeshows and direct media and development expenditures.

Liquidity and Capital Resources

The table below presents a summary of our cash flows for the years ended December 31, 2013, 2012 and 2011:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Cash and cash equivalents at beginning of year	$7,990	$15,942	$5,219
Net cash provided by operating activities	2,401	5,000	18,290
Net cash used in investing activities	(1,634)	(11,280)	(6,167)
Net cash provided by (used in) financing activities	7,185	(4,364)	(11,017)
Effect of foreign exchange on cash	—	(79)	184

Cash and cash equivalents at end of year	$15,942	$5,219	$6,509

Management Assessment of Liquidity

Turtle Beach has funded its operations and acquisitions in recent periods primarily with its operating cash flows, proceeds from debt financings and invoice factoring. Turtle Beach’s principal sources of liquidity as of December 31, 2013, December 31, 2012 and December 31, 2011 consisted of cash and cash equivalents of $6.5 million, $5.2 million and $15.9 million, respectively.

Turtle Beach continually projects anticipated cash requirements, which includes cash held outside the United States in its foreign subsidiary, for requirements which may include potential merger and acquisition activity, capital expenditures, principal and interest payments on Turtle Beach’s outstanding indebtedness and working capital requirements.

As of December 31, 2013 and December 31, 2012, Turtle Beach permanently reinvested approximately $2.9 million and $2.6 million, respectively, of earnings from TB Europe, which was acquired in October 2012, and has not provided for U.S. federal income and foreign withholding taxes. If Turtle Beach were to distribute these earnings, such earnings could be subject to income tax upon repatriation. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

Turtle Beach believes that its current cash and cash equivalents, and the amounts available under its loan and security agreement and its cash flows derived from operations will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months. Turtle Beach may explore additional financing sources to fund expansion, to respond to competitive pressures, to acquire or to invest in complementary products, businesses or technologies, or to lower its cost of capital, which could include equity and debt financings. Turtle Beach cannot guarantee that any additional financing will be available on acceptable terms, if at all. If Turtle Beach raises additional funds through the issuance of equity or convertible debt Turtle Beach’s existing stockholders could suffer significant dilution, and if it raises additional funds through the issuance of debt securities or other borrowings, these securities or borrowings would have rights senior to common stock and could contain covenants that could restrict operations.

Debt Obligations

On March 31, 2014, the Loan and Security Agreement (described below) was terminated and we entered into the Loan Agreement. See “– Subsequent Events – Loan Agreement” for a description of the new revolving credit facility.

Term Loan

In October 2010, Turtle Beach entered into a Loan and Security Agreement with various financial institutions. The Loan and Security Agreement provided for term loans aggregating to $28.0 million. Turtle Beach’s obligations under this credit facility were secured by a first priority lien against substantially all of Turtle Beach’s assets. The term loans bore interest at the greater of (i) the minimum interest rate of 5.50% or (ii) LIBOR (London interbank offered rate) plus 4.0% per annum. Interest was due monthly.

In August 2012, the Loan and Security Agreement was amended and restated to increase the principal amount on the term loans to $45.0 million and to amend the maturity date to August 22, 2015. Turtle Beach drew down $45 million of the term loan in connection with the amendment, of which $22.1 million went to pay off the outstanding balance. The term loans bore interest at Turtle Beach’s option at (i) the Adjusted Base Rate plus the applicable margin ranging from 2.50% to 3.25% as determined by Turtle Beach’s total leverage ratio, or (ii) LIBOR, plus the applicable margin ranging from 3.50% to 4.25%. The Applicable Base Rate is equal to the highest of (1) the Prime Rate as determined by the syndication agent, (b) Federal Funds Rate plus 0.5% and (c) the LIBOR rate plus 1%.

For the years ended December 31, 2013, 2012 and 2011, Turtle Beach made principal payments of $26.7 million, $28.9 million and $2.8 million, respectively.

Revolving Line of Credit

In August 2011, the Loan and Security Agreement was amended and restated with various financial institutions to include a $15.0 million revolving line of credit. In August 2012, the Loan and Security Agreement was amended and restated to increase the borrowing capacity on the revolving line of credit to $55.0 million. As part of the amendment, the outstanding balance of $10.0 million was paid off. During the year ended December 31, 2012, subsequent to the amendment Turtle Beach drew down $38.0 million on the revolving line of credit. The maturity date on the revolving line of credit was amended to August 22, 2015. The revolving line of credit was subject to limitations based on specific percentages of eligible accounts receivables and inventory and bore interest at Turtle Beach’s option at (i) the Adjusted Base Rate plus the applicable margin ranging from 2.50% to 3.25% as determined by its total leverage ratio, or (ii) LIBOR, plus the applicable margin ranging from 3.50% to 4.25%. The Applicable Base Rate is equal to the highest of (1) the Prime Rate as determined by the syndication agent, (b) Federal Funds Rate plus 0.5% and (c) the LIBOR rate plus 1%.

For the years ended December 31, 2013 and 2012, Turtle Beach made principal payments of $44.5 million and $27 million, respectively, and no principal payments were made in the year ended December 31, 2011.

Other Facilities

Under the terms of the Loan and Security Agreement (as amended and restated), Turtle Beach could also draw down on a swing loan commitment of up to $5.0 million. In addition, Turtle Beach could arrange for certain letters of credit with a maximum amount of $5.0 million. Any borrowings against these facilities reduced the amount available pursuant to the revolving line of credit. As of December 31, 2013 and December 31, 2012, Turtle Beach had not drawn any amounts on the swing loan. At December 31, 2013 and December 31, 2012 and 2011, Turtle Beach had drawn $0.2 million, $0.2 million and $0.1 million under the letter of credit facility.

2013 Amendments

Turtle Beach entered into amendments to the Loan and Security Agreement in July 2013 and August 2013, which we refer to as the 2013 Amendments. The 2013 Amendments waived certain defaults of the fixed charge coverage ratio by Turtle Beach as of June 30, 2013 and December 31, 2012, and also provided for a new minimum EBITDA financial covenant for the twelve month period ended June 30, 2013, modifications of the fixed charge coverage ratio and maximum total leverage ratio for periods ending on or after September 28, 2013, and a modification of annual clean-down requirements with respect to the revolving line of credit and swing loan with which Turtle Beach would need to comply in order to provide for an increase in the eligible amount outstanding under the facility. In addition, the 2013 Amendments amended the interest rate on the outstanding term loan under the Loan and Security Agreement and required Turtle Beach to issue $10.0 million of subordinated notes to reduce the outstanding borrowings on the term loan. In August 2013, Turtle Beach issued $10.0 million of subordinated notes to certain affiliated investors, including SG VTB Holdings, LLC, Turtle Beach’s chief executive officer and a director of Turtle Beach.

Invoice Factoring

In the ordinary course of business, TB Europe enters into and utilizes accounts receivable factoring arrangements with a third-party financial institution in order to accelerate its cash collections from product sales. These arrangements involve the transfer of ownership of eligible trade accounts receivable up to a maximum of £5.0 million at any time, without recourse, to the third-party financial institution in exchange for cash.

As of December 31, 2013, Turtle Beach sold trade accounts receivable to the third-party financial institution, of which approximately $5.7 million has been received and netted against accounts receivable on Turtle Beach’s balance sheet. Turtle Beach also pays a factoring fee associated with the sale of accounts receivable. The fees incurred are included in general and administrative expenses on Turtle Beach’s statement of operations.

Covenants

Outstanding borrowings on the Loan and Security Agreement (as amended and restated) were secured by substantially all of the assets of Turtle Beach and pledges of certain shares in Turtle Beach’s subsidiary. The Loan and Security Agreement (as amended and restated) also contained certain affirmative and negative covenants to which Turtle Beach was required to comply.

Series B redeemable preferred stock

In September 2010, Turtle Beach issued 1,000,000 shares of its Series B redeemable preferred stock with a fair value of $12.4 million. Turtle Beach is required to redeem the Series B redeemable preferred stock on the earlier to occur of September 28, 2030, and the occurrence of a liquidation event at its original issue price of $12.425371 per share plus any accrued but unpaid dividends. The redemption value was $13.7 million and $12.7 million as of December 31, 2013 and December 31, 2012, respectively.

Critical Accounting Policies and Recent Accounting Pronouncements

Turtle Beach’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include its accounts and the accounts of its wholly-owned subsidiaries. The preparation of these consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the applicable periods. Turtle Beach management bases its estimates, assumptions and judgments on historical experience and on various other factors that it believes to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of Turtle Beach’s consolidated financial statements, which, in turn, could change the results from those reported. Turtle Beach management evaluates its estimates, assumptions and judgments on an ongoing basis.

Refer to Note 2 “Summary of Significant Accounting Policies” to the consolidated financial statements included elsewhere in this prospectus supplement for additional information.

Off-Balance Sheet Arrangements

Off balance sheet arrangements are transactions, agreements, or other contractual arrangements with an unconsolidated entity for which Turtle Beach has an obligation to the entity that is not recorded in the consolidated financial statements. Turtle Beach does not have any significant off-balance sheet arrangements.

Contractual Obligations

Turtle Beach’s principal commitments primarily consist of obligations for minimum payment commitments to leases for office space, Turtle Beach’s term loan and revolving line of credit and purchase commitments to its contract manufacturers. As of December 31, 2013, the future non-cancelable minimum payments under these commitments were as follows:

	Payments Due by Period (in thousands)
	Total	Less Than One Year	1-3 Years	3-5 Years	More Than Five Years
Contractual Obligations: (1)
Operating lease obligations (2)	$3,776	$873	$1,888	$1,015	$—
Series B redeemable preferred stock (3)	51,928	—	—	—	51,928
Principal payments on long term debt (4)	54,236	54,236	—	—	—
Due to shareholders	3,125	3,125	—	—	—
Subordinated notes (5)	10,342	—	10,342	—	—

Total	$123,407	$58,234	$12,230	$1,015	$51,928

(1)	Contractual obligations exclude tax liabilities of $1.5 million related to uncertain tax positions because Turtle Beach is unable to make a reasonably reliable estimate of the timing of settlement, if any, of these future payments.

(2)	Operating lease agreements represent Turtle Beach’s obligations to make payments under non-cancelable lease agreements for its facilities.

(3)	In September 2010, Turtle Beach issued shares of its Series B redeemable preferred stock. If the Series B redeemable preferred stock is still outstanding as of October 2030, Turtle Beach will be required to redeem the shares for an aggregate of $51.9 million, which is comprised of the aggregate purchase price of $12.4 million plus cumulative preferred dividends of 8.0% per annum, or $39.5 million in the aggregate.

(4)	Debt obligations include $39.7 million and $14.5 million in principal on Turtle Beach’s former revolving line of credit and term loan. The former revolving line of credit and term loan were each terminated and satisfied in their entirety as of March 31, 2014 and February 28, 2014, respectively. On March 31, 2014, Turtle Beach entered into the new Loan Agreement, described in more detail below.

(5)	On August 30, 2013, Turtle Beach issued $10.0 million of subordinated notes to certain affiliated investors, including SG VTB Holdings, LLC, our Chairman of the Board and our Chief Executive Officer, the proceeds of which were applied against the outstanding balance of the term loan. Accrued interest on the subordinated notes was $0.3 million at December 31, 2013. On January 15, 2014, Turtle Beach issued $7.0 million of additional subordinated notes to SG VTB Holdings, LLC the proceeds of which were also applied against the outstanding balance of the term loan.

Quantitative and Qualitative Disclosures about Market Risk

Turtle Beach is exposed to market risks in the ordinary course of its business. Market risk represents the risk of loss that may impact its financial position due to adverse changes in financial market prices and rates. Turtle Beach’s market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates and inflation.

Interest Rate Risk

Turtle Beach is exposed to market risk due to the possibility of changing interest rates under its credit facilities. Its former Loan and Security Agreement was comprised of a term loan and a revolving credit agreement. At the end of fiscal 2013, Turtle Beach’s total debt was comprised of a term loan of $14.5 million, a revolving credit line of $39.7 million and subordinated notes of $10.3 million. A hypothetical 10% increase in borrowing rates at the end of fiscal 2013 would have resulted in a $0.7 million annual increase in interest expense on the existing principal balances.

Foreign Currency Exchange Risk

Turtle Beach operates in international markets, which exposes it to market risk associated with foreign currency exchange rate fluctuations between the U.S. Dollar and various foreign currencies, the most significant of which is the British Pound. Historically, the majority of Turtle Beach’s revenue contracts were denominated in U.S. Dollars, with the most significant exception being Europe, where Turtle Beach invoices primarily in the British Pound. Turtle Beach’s expenses are generally denominated in the currencies in which operations are located, which is primarily in the United States and United Kingdom. The consolidated results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. The effect of a hypothetical 10% change in foreign currency exchanges rates applicable to its business would not have a material impact on Turtle Beach’s consolidated financial statements.

To date, Turtle Beach has used derivative financial instruments, specifically foreign currency forward and option contracts, to manage exposure to foreign currency risks, by hedging a portion of its forecasted expenses denominated in British Pounds expected to occur within a year. The effect of exchange rate changes on foreign currency forward and option contracts is expected to offset the effect of exchange rate changes on the underlying hedged item. The Company does not use derivative financial instruments for speculative or trading purposes.

Inflation Risk

Turtle Beach is exposed to market risk due to the possibility of inflation, such as increases in the cost of its products. Although Turtle Beach does not believe that inflation has had a material impact on its financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on the Company’s ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenue if the selling prices of products do not increase with these increased costs.

Subsequent Events

Loan Agreement

On March 31, 2014, Parametric Sound Corporation, Voyetra Turtle Beach, Inc. (together, the “US Borrowers”), Turtle Beach Europe Limited (the “UK Borrower”, and together with the US Borrowers, the “Borrowers”), PSC Licensing Corp. (“PSC”), and VTB Holdings, Inc. (“VTB” and, together with PSC, the “US Guarantors”, and together with the US Borrowers, the “UK Guarantors”); and Bank of America, N.A., as Agent, Sole Lead Arranger and Sole Bookrunner entered into the Loan Agreement. The Loan Agreement is a $60.0 million credit facility with designated sub-facility limits of $50.0 million for the US Borrowers and $10.0 million for the UK Borrower. Credit availability under the Loan Agreement is subject to a borrowing base limitation that is calculated based on a percentage of eligible trade accounts receivable and inventories. The Loan Agreement matures in five years. Obligations of the US Borrowers are guaranteed by PSC and VTB. The obligations of the UK Borrower are guaranteed by the US Borrowers, PSC and VTB. The Loan Agreement is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable, inventories, and intellectual property of the Borrowers and all other assets of the UK Borrower. Borrowings will bear interest at a rate that varies depending on the type of loan and the Borrower. The interest rate will be calculated using a base rate plus a margin. Depending on the type of loan, the base rate will either be a rate published by Bank of America or LIBOR. The margin will range from 1.00% to 1.50% for U.S. base rate loans and from 2.00% to 2.50% for U.S. LIBOR loans and U.K. loans. The Loan Agreement also provides for an unused line fee, letter of credit fees and agent fees.

Merger Agreement

On January 15, 2014, VTB Holdings, Inc., or VTBH, and Parametric Sound completed the merger, or the Merger, of Merger Sub with and into VTBH in accordance with the terms and conditions of the Merger Agreement, dated August 5, 2013, by and among Parametric Sound, VTBH and Merger Sub, or the Merger Agreement. As a result of the Merger, VTBH, the surviving entity in the Merger, became a wholly-owned subsidiary of Parametric Sound.

In connection with the Merger, Parametric Sound issued to the former holders of VTBH common stock and Series A Preferred Stock an aggregate of 30,227,100 shares of Parametric Sound common stock, par value $0.001 per share, or Parametric Sound Common Stock. The number of shares of Parametric Sound Common Stock issued was computed in accordance with a formula specified in the Merger Agreement using an exchange ratio of 0.35997 shares of Parametric Sound Common Stock for every one share of VTBH common stock or Series A Preferred Stock. In addition, in accordance with the terms of the Merger Agreement, all outstanding options to purchase shares of VTBH common stock were converted into options to purchase shares of Parametric Sound Common Stock and were assumed by Parametric Sound. These newly issued shares of Parametric Sound Common Stock, together with the converted options, represented approximately 80% of the total issued and outstanding shares of Parametric Sound Common Stock, on a fully-diluted basis, as of the closing date of the Merger.

For accounting purposes, the Merger was treated as a “reverse acquisition” and VTBH was considered the accounting acquirer. Accordingly, VTBH’s historical results of operations will replace Parametric Sound’s historical results of operations for all periods prior to the Merger, and for all periods following the Merger, the results of operations of both companies will be included in Parametric Sound’s financial statements.

MANAGEMENT

Directors and Senior Management

The following table sets forth the names, ages and titles, as well as a brief description of the business experience of the members of our board of directors, or the Board, and our executive officers as of March 31, 2014:

Name	Age	Position
Juergen Stark	47	Chief Executive Officer, President and Director
John Hanson	56	Chief Financial Officer, Treasurer and Secretary
Kenneth A. Fox	43	Director
Ronald Doornink	59	Chairman
Kenneth F. Potashner	56	Director
Andrew Wolfe, Ph.D.	51	Director
William E. Keitel	61	Director
Laureen DeBuono	56	Director

Juergen Stark. Mr. Stark is our Chief Executive Officer, as well as a member of the Board, and has served as Chief Executive Officer of VTB Holdings, Inc. since September 2012. Before joining Turtle Beach, Mr. Stark spent over eight years in senior management positions with Motorola Inc. and Motorola Mobility Holdings, Inc. with responsibilities for hardware and software businesses in the consumer, enterprise, and government sectors. From January 2011 to June 2012, Mr. Stark served as Chief Operating Officer of Motorola Mobility after having previously served as Senior Vice President and Chief Operating Officer, Mobile Devices, for Motorola from August 2010 until the spinoff of Motorola Mobility in January 2011. Prior to that, Mr. Stark served as Motorola’s Corporate Vice President, Mobile Devices Business Operations, Corporate Vice President, Product Management, Feature and Mass Market Phones, and Corporate Vice President, General Manager of Windows Mobile Products, from January 2009 to July 2010, November 2008 to January 2009, and August 2007 to October 2008, respectively. Prior to joining Motorola, Mr. Stark served as Chief Executive Officer of Centerpost Corporation, a technology company he co-founded. Mr. Stark has served as a member of the Board since January 2014. Mr. Stark received his B.S. in Aerospace Engineering from University of Michigan and his M.B.A. from Harvard Business School.

Mr. Stark’s perspective and business experience in consumer and enterprise hardware and software businesses, as well as the depth of his operating and senior management experience, provide him with the qualifications and skills to serve as a director.

John Hanson. Mr. Hanson is our Chief Financial Officer and has served as Chief Financial Officer of VTB Holdings, Inc. since September 2013. Before joining Turtle Beach, Mr. Hanson served as Executive Vice President and Chief Financial Officer of Dialogic, Inc., a global telecommunications network appliance and software business, from September 2011 to June 2013. From April 2008 to April 2011, Mr. Hanson served as Chief Financial Officer for OneCommunications Corp., a local exchange carrier located in Boston, Massachusetts. Mr. Hanson has also previously served as the Chief Financial Officer for Worldport Communications, Inc., Millennium Rail, Inc., and Wace USA, Inc., and in other senior financial positions with Motorola, Inc. and Ameritech, Inc. Mr. Hanson has a master’s degree in management from Northwestern University J.L. Kellogg Graduate School of Business and bachelor’s degree in commerce with an accounting major from DePaul University. He is a CPA (inactive) in Illinois and an adjunct professor at the Lake Forest Graduate School of Management.

Kenneth A. Fox. Mr. Fox has served as a member of the Board since January 2014. Mr. Fox founded Stripes Group, LLC in February 2003 and has served as the Managing General Partner of Stripes Group since that time. Prior to forming Stripes Group, Mr. Fox co-founded Internet Capital Group in 1995 and served as

Managing Director until June 2002. Mr. Fox currently serves on the board of directors of Kareo Inc., eMarketer, Inc., Stella & Chewy’s LLC, Turtle Beach and Sandata Technologies, LLC, and also serves as a board observer at Seamless North America, LLC. Within the past five years Mr. Fox has also served on the board of directors of NetQuote, Inc. and Folica Inc. Mr. Fox received his B.S. in Economics from Pennsylvania State University.

Mr. Fox’s perspective and business experience as an entrepreneur and investor, as well as the depth of his operating and senior management experience, provide him with the qualifications and skills to serve as a director.

Ronald Doornink. Mr. Doornick has served as the Chairman of the Board since January 2014. Since May 2006, Mr. Doornink has served as an Operating Partner of Stripes Group, LLC. Prior to joining Stripes, Mr. Doornink served as President of Activision, Inc. from 1998 to 2006, and served in other senior management and advisory roles with Activision and Activision-Blizzard, Inc. through July 2012. Mr. Doornink has also held senior management positions with Erasmus Equity Investments, which he also founded, Hunt-Wesson Snack Food, a division of ConAgra Foods, Inc., and the Procter & Gamble Company. Mr. Doornink has served on the board of directors of Turtle Beach since October 2010, including as executive chairman of Turtle Beach from October 2010 to September 2012, and served as a board member of Activision from May 2003 to July 2008. Mr. Doornink currently serves as an advisory board member of Jawfish Games Inc., a position he has held since February 2013, and as a member of the Board of Overseers of Columbia Business School and the board of directors of the Prevent Cancer Foundation, positions he has held since February 2013 and October 2010, respectively. Mr. Doornink holds an undergraduate degree in Economics from Hogere Economische School of Arnhem in the Netherlands and an M.B.A. from Columbia University.

Mr. Doornink’s perspective and business experience in the branded consumer product and consumer technology marketplaces, as well as his many years of senior executive experience, provide him with the qualifications and skills to serve as a director.

Kenneth F. Potashner. Mr. Potashner was appointed as a member of the Board in December 2011 and served as Executive Chairman of the Board from March 2012 until January 2014. He has served as Chairman of Newport Corporation since 2007 after being elected to the Board of Directors in 1998. From May 2003 to the present, he has been an independent investor in and advisor to technology companies. From 1996 to May 2003, he was Chairman of the Board of Directors of Maxwell Technologies, Inc., a manufacturer of ultracapacitors, microelectronics and high voltage capacitors, and he also served as President and Chief Executive Officer from 1996 to October 1998. From November 1998 to August 2002, he was President, Chief Executive Officer and Chairman of SONICblue Incorporated (formerly S3 Incorporated), a supplier of digital media appliances and services. He was Executive Vice President and General Manager of Disk Drive Operations for Conner Peripherals, a manufacturer of storage systems, from 1994 to 1996. From 1991 to 1994, he was Vice President, Worldwide Product Engineering for Quantum Corporation, a manufacturer of disk drives. From 1981 to 1991, he held various engineering management positions with Digital Equipment Corporation, a manufacturer of computers and peripherals, culminating with the position of Vice President of Worldwide Product Engineering in 1991. Mr. Potashner also serves on the boards of directors of several private companies. Mr. Potashner received his bachelor’s degree in electrical engineering at Lafayette College in 1979 and a masters’ degree in electrical engineering from Southern Methodist University in 1981.

Mr. Potashner brings extensive experience in the management and operation of technology companies qualifying him to guide Parametric Sound’s business strategy in an increasingly complex business environment and qualifying him to serve as a director.

Andrew Wolfe, Ph.D. Dr. Wolfe was appointed as a member of the Board in February 2012. He founded Wolfe Consulting in 2002 and serves as a technology and intellectual property consultant in the consumer electronics, computer, and semiconductor industries. He works with Global 500 corporations and technology startups in developing product strategy, new product technology, and intellectual property strategy. He also testifies and serves as a consulting expert for intellectual property (IP) and other technology-related litigation matters. Dr. Wolfe was Chief Technology Officer for SONICblue Incorporated (formerly S3 Incorporated) from 1999 to 2002 and also served as Senior Vice President of Business Development from 2001 to 2002. He served as a Consulting Professor at Stanford University from 1999 to 2002 and an Assistant Professor at Princeton University from 1991 to 1997. Dr. Wolfe obtained a B.S.E.E. in Electrical Engineering and Computer Science from The John Hopkins University in 1985, a M.S. in Electrical and Computer Engineering in 1987 and a Ph.D. in Computer Engineering in 1992 both from Carnegie Mellon University.

Dr. Wolfe’s extensive IP and licensing experience qualifies him to serve as a director.

William E. Keitel. Mr. Keitel has served as a member of the Board since January 2014. Prior to joining out Board, Mr. Keitel served as special advisor to QUALCOMM Incorporated from March 2013 to November 2013, as QUALCOMM’s Executive Vice President from December 2003 to March 2013, and as its Chief Financial Officer from February 2002 to March 2013. Mr. Keitel also served as Senior Vice President and Corporate Controller of QUALCOMM from May 1999 to February 2002. Mr. Keitel holds a B.A. degree in Business Administration from the University of Wisconsin and an M.B.A. from Arizona State University.

Mr. Keitel’s many years of senior executive experience with technology companies qualifies him to serve as a director.

Laureen DeBuono. Ms. DeBuono has served as a member of the Board since January 2014. Ms. DeBuono has served as a partner of FLG Partners, LLC, a leading consulting services firm, since October 2011. Prior to joining FLG Partners, Ms. DeBuono served as President, CEO and member of the board of directors of Coapt Systems, Inc. from April 2008 to August 2010, and as Chief Financial Officer of Thermage, Inc. from November 2003 to January 2008. Previously, Ms. DeBuono served as chief financial officer, executive vice president, chief operations officer and general counsel of several medical technology, consumer products, and technology companies. Ms. DeBuono is currently a member of the board of directors of Cradle Holdings, Inc., a privately- held company. Ms. DeBuono previously served as a member of the board of directors and audit committee chair of two other public companies, VISX, Incorporated from 2003 until 2005, and InVivo Corporation from 1997 until 2004, and as a member of the board of directors of Cadence Pharmaceuticals, Inc. from August 2013 until its acquisition by Mallinckrodt plc in March 2014. Ms. DeBuono holds a B.A. in Political Science and History from Duke University, an M.A. in Political Science from Stanford University and a J.D. from New York University.

Ms. DeBuono’s experience with medical device companies and previous service as a member of public company boards of directors qualifies her to serve as a director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following ownership information with respect to our common stock is set forth, as of February 26, 2014, with respect to (i) each stockholder known by us to be beneficial owners of more than 5% of our common stock, (ii) each of our current directors, (iii) each of our executive officers and (iv) all current directors and executive officers as a group (eight persons). Other than as set forth below, we are not aware of any other stockholder who may be deemed to be a beneficial owner of more than 5% of our common stock.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. The percentage of beneficial ownership is based on 37,613,648 shares of common stock outstanding on February 26, 2014. In accordance with the SEC rules, shares of our common stock that are subject to options or warrants that are currently exercisable or exercisable within 60 days of the record date are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The address of each director and executive officer shown below is c/o Parametric Sound Corporation, 13771 Danielson Street, Suite L, Poway, California 92064.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
5% Stockholders:
SG VTB Holdings, LLC	30,227,100	(1)	80.4%
402 West 13th Street, New York, New York 10014
Carmine Bonanno	5,842,213	(2)	15.5%
39 Albermarle Road White Plains, New York 10605.
Frederick Romano	5,842,213	(3)	15.5%
3176 Arbour Lane Yorktown Heights, New York 10598
Directors and Executive Officers:
Juergen Stark	959,001	(4)	2.5%
John Hanson	0		*
Kenneth A. Fox	30,227,100	(5)	80.4%
Ronald Doornink	1,016,036	(6)	2.7%
Kenneth F. Potashner	615,000	(7)	1.6%
Andrew Wolfe, Ph.D.	13,125	(8)	*
William E. Keitel	3,198	(9)	*
Laureen DeBuono	3,198	(10)	*
All Directors and Executive Officers as a Group (8 persons)	32,836,658	(11)	83.8%

*	less than 1%.
(1)	Beneficial ownership by SG VTB Holdings, LLC is based on the information provided by the stockholders as reported in a Schedule 13D filed with the SEC. SG VTB Holdings, LLC is deemed to have shared voting power with respect to the shares beneficially owned by certain former holders of VTB Holdings, Inc. and entities controlled by them. SG VTB Holdings, LLC directly owns and has sole dispositive power over 15,438,830 shares, which represents approximately 41.2% of the outstanding common stock.
(2)	Beneficial ownership by Carmine Bonanno is based on the information provided by the stockholder as reported in a Schedule 13D filed with the SEC. Mr. Bonanno has agreed to aggregate his voting power with respect to the election of directors of Parametric Sound that have been designated by SG VTB Holdings, LLC pursuant to a stockholder agreement.
(3)	Beneficial ownership by Frederick Romano is based on the information provided by the stockholder as reported in a Schedule 13D filed with the SEC. Mr. Romano has agreed to aggregate his voting power with respect to the election of directors of Parametric Sound that have been designated by SG VTB Holdings, LLC pursuant to a stockholder agreement.

(4)	Includes options currently exercisable and those exercisable within 60 days on an aggregate of 959,001 shares.
(5)	Consists of 30,227,100 shares beneficially owned by SG VTB Holdings, LLC. SG VTB Holdings, LLC is wholly owned by SG Growth Partners I, LP. SGGP I, LLC is the general partner of SG Growth Partners I, LP. SGGP Holdings, LLC exercises investment discretion and control over securities held by SGGP I, LLC. Stripes Group, LLC, which is wholly owned by the reporting person, exercises investment discretion and control over securities held by SGGP Holdings, LLC. Mr. Fox expressly disclaims beneficial ownership of any shares held by SG VTB Holdings, LLC that exceed his pecuniary interest therein.
(6)	Consists of 1,016,036 shares held by a family trust for which Mr. Doornink serves as co-trustee.
(7)	Includes options currently exercisable on an aggregate of 590,000 shares and 25,000 shares of common stock.
(8)	Includes options currently exercisable and those exercisable within 60 days on an aggregate of 13,125 shares.
(9)	Includes 3,198 restricted shares.
(10)	Includes 3,198 restricted shares.
(11)	Includes options currently exercisable and those exercisable within 60 days on an aggregate of 1,562,126 shares.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income tax considerations with respect to the acquisition, ownership and disposition of shares of our common stock applicable to a Non-U.S. Holder (as defined below) that purchases such shares in this offering. This summary applies only to a Non-U.S. Holder that holds our common stock as a capital asset (i.e., generally as an investment) within the meaning of Section 1221 of the Code.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) organized or created under non-U.S. law;

•	an estate that is not taxable in the United States on its worldwide income; or

•	a trust, if either (1) no court within the United States is able to exercise primary supervision over its administration or (2) no U.S. person nor combination of U.S. persons has the authority to control all of its substantial decisions.

This summary is based upon the provisions of the Code, the U.S. Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as of the date of this prospectus supplement. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not significantly alter the tax considerations that we describe in this prospectus supplement. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service (the IRS) with respect to statements made and the conclusions reached in the following discussion, and we cannot assure you that the IRS or a court will agree with our statements and conclusions.

This discussion does not address all aspects of U.S. federal income taxation or any aspects of alternative minimum, estate, state, local, or non-U.S. taxation. In addition, this discussion does not address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion also does not consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that are subject to special treatment under the U.S. federal income tax laws, including, but not limited to, banks and insurance companies; tax-exempt organizations; financial institutions; regulated investment companies; real estate investment trusts; tax-qualified retirement plans; brokers or dealers in securities; investors that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment or risk-reduction transaction; controlled foreign corporations; expatriates and former long-term residents of the United States; passive foreign investment companies; companies that accumulate earnings to avoid U.S. federal income tax; foreign tax-exempt organizations; “expatriated entities”; companies subject to the “stapled stock” rules; former U.S. citizens or residents and persons who hold or receive our common stock as compensation; and investors in partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes. Such Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If a partnership or any other entity or arrangement classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner, member or owner in the entity will generally depend upon the status of such partner, member or owner of such entity and the activities of such entity. Accordingly, partnerships and entities or arrangements taxed as partnerships that hold our common stock and owners in such entities are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the acquisition, ownership and disposition of our common stock.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK, AS WELL AS THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES OF COMMON STOCK.

Dividends

As discussed under the section entitled “Dividend Policy” above, we have never paid dividends and do not anticipate doing so in the future. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the section entitled “– Additional Withholding Tax Relating to Foreign Accounts” below, dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business that you conduct within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base that you maintain).

Dividends that are effectively connected with the conduct of a trade or business by you within the United States and, where an income tax treaty applies, are generally attributable to a U.S. permanent establishment or fixed base, are not subject to the 30% U.S. federal withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI (or other applicable form) must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate (unless an applicable income tax treaty provides for an exemption or a lower rate).

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “– Gain on Sale or Other Taxable Disposition of our Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax on dividends paid by us, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a United States person (as defined under the Code) and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that act as intermediaries (including partnerships and other entities or arrangements treated as partnership for U.S. federal income tax purposes). If you are eligible for a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. You are encouraged to consult your own tax advisor regarding your possible entitlement to benefits under an applicable income tax treaty.

Gain on Sale or Other Taxable Disposition of our Common Stock

Subject to discussion under the section entitled “Additional Withholding Tax Relating to Foreign Accounts” below, you generally will not be subject to U.S. federal income tax or withholding with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•	the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base;

•	if you are a nonresident alien individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” (a USRPHC) for U.S. federal income tax purposes, and certain other conditions are met.

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% (unless an applicable income tax treaty provides for an exemption or a lower rate).

If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax (unless an applicable income tax treaty provides for an exemption or a lower rate) on the net gain derived from the sale, which may be offset by certain U.S. source capital losses, if any (even though you are not considered a resident of the United States).

With respect to the third bullet point above, generally, we will be a USRPHC if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide (domestic and foreign) real property interests and certain other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of our common stock at any time during the shorter of the five-year period preceding the disposition or your holding period for our common stock. You should be aware that no assurance can be given that our shares will be so regularly traded when you sell your shares of our common stock.

Information Reporting and Backup Withholding Tax

In general, we must annually report to the IRS and to each Non-U.S. Holder the entire amount of a distribution on our common stock, whether or not the distribution represents a taxable dividend income or is subject to U.S. federal withholding tax. Under tax treaties or other agreements, the IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to additional information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to distributions paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a U.S.-related person), information reporting and backup withholding tax generally will not apply unless the non-U.S. broker has certain types of relationships with the United States (which we refer to as a U.S.-related person).

•	If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person and the broker has no knowledge to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS. You should consult your own tax advisor on the application of information reporting and backup withholding to you in your particular circumstances (including upon the disposition of our common stock).

Additional Withholding Tax Relating to Foreign Accounts

A 30% U.S. federal withholding tax may apply to any dividends paid after June 30, 2014, and the gross proceeds from a disposition of our common stock occurring after December 31, 2016, in each case paid to (i) a “foreign financial institution” (as defined under the Code and U.S. Treasury regulations promulgated thereunder), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a beneficial owner that is a non-financial foreign entity, unless such entity provides a certification that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. You should consult your own tax advisor regarding this legislation and whether it may be relevant to your ownership and disposition of our common stock.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. Needham & Company, LLC is acting as representative of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Needham & Company, LLC
Cowen and Company, LLC
Wedbush Securities Inc.
Lake Street Capital Markets, LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

We have granted an option to the underwriters to purchase up to              additional shares of common stock at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus supplement. This option is exercisable during the 30-day period after the date of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown.

The representative has advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus supplement. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $         per share. After the offering to the public, the offering price and other selling terms may be changed by the representative.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per Share	No Exercise	Full Exercise
Paid by us	$	$	$

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $2.0 million. We have agreed to reimburse the underwriters for certain Financial Industry Regulatory Authority, Inc., or FINRA, related expenses incurred by them in connection with this offering as set forth in the underwriting agreement.

In no event will the total amount of compensation paid to any member of FINRA upon completion of this offering exceed 8.0% of the maximum gross proceeds of the offering.

We have agreed not to offer, sell, contract to sell, pledge, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 90 days after the date of this prospectus supplement without the prior written consent of Needham & Company, LLC. This agreement does not apply to any existing employee benefit plans or to issuances by us of common stock or options to purchase common stock in connection with acquisitions, mergers or business combinations not to exceed, in the aggregate, 10% of the number of shares of common stock outstanding immediately following the closing of this offering, provided that each recipient of those shares of common stock or options executes and delivers a lock-up agreement. Our directors, officers and certain other stockholders, who collectively hold, of record and in the aggregate, 18,502,078 shares of our common stock, have agreed, subject to certain exceptions, not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 90 days after the date of this prospectus supplement without the prior written consent of Needham & Company, LLC. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Needham & Company, LLC waives, in writing, such an extension. A transfer of securities to a family member, trust, affiliate, partner or member of such person, or as a bona fide gift, may be made, provided the transferee agrees to be bound in writing by the above restrictions prior to the transfer. In addition, certain stockholders who collectively hold, of record and in the aggregate, 31,968,891 shares of our common stock have entered into similar “lock-up” agreements that expire on July 15, 2014, pursuant to which such stockholders have agreed, not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, subject to certain exceptions including, without limitation, the right to sell shares in order to pay certain taxes which may arise in connection with the Merger.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus supplement. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market, or otherwise.

In connection with this offering, some of the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our common stock on The NASDAQ Global Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

DESCRIPTION OF THE SECURITIES THAT MAY BE OFFERED

The following summary of certain provisions of Nevada law modifies and supersedes the summary of certain provisions of Nevada law contained in the section entitled “Description of the Securities that May Be Offered—Anti-Takeover Effects of Certain Provisions of Nevada Law and Our Charter Documents—Nevada Laws” beginning on page 18 of the prospectus which accompanies this prospectus supplement. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Nevada.

Nevada Laws

The Nevada Revised Statutes contain a “Control Share Statute” which provides generally that any person or entity that acquires a “controlling interest” in an applicable Nevada corporation may be denied voting rights with respect to the acquired shares and any other shares acquired within the preceding 90 days, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. The Control Share Statute provides that a person or entity acquires a “controlling interest” whenever it acquires shares that, but for the operation of the Control Share Statute, would bring its voting power within any of the following three ranges: (1) one-fifth or more but less than one-third, (2) one-third or more but less than a majority, or (3) a majority or more, of the outstanding voting power in the election of directors. The Control Share Statute is applicable to an “issuing corporation” which the statute defines as a Nevada corporation that: (a) has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the corporation’s stock ledger; and (b) does business in Nevada directly or through an affiliated corporation.

The stockholders or board of directors of a corporation may elect to opt out of the provisions of the Control Share Statute through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our current bylaws provide that the Control Share Statute does not apply to us or to an acquisition of our shares. If we chose to amend our bylaws in the future so that the Control Share Statute does apply to us, the provisions of the statute may discourage companies or persons interested in acquiring a significant interest in or control of our company, regardless of whether such acquisition may be in the interest of our stockholders.

The Nevada “Combination with Interested Stockholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of our company. This statute prevents an “interested stockholder” and an applicable Nevada corporation from entering into a “combination,” unless certain conditions are met. The statute defines “combination” to include any merger or consolidation with an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested stockholder” having; (1) an aggregate market value equal to more than 5 percent of the aggregate market value of the assets of the corporation; (2) an aggregate market value equal to more than 5 percent of the aggregate market value of all outstanding shares of the corporation; or (3) representing more than 10 percent of the earning power or net income of the corporation. An “interested stockholder” means the beneficial owner of 10 percent or more of the voting shares of the corporation, or an affiliate or associate of the corporation who at any time within two years immediately prior to the date in question was the beneficial owner of 10 percent or more of the voting shares of the corporation. A corporation affected by the statute may not engage in a “combination” within two years after the interested stockholder acquires its shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares or the combination is approved by the board of directors and, at or after that time, the combination is approved at an annual or special meeting of the stockholders of the corporation (and not by written consent) by at least 60% of the outstanding voting power of the corporation not beneficially owned by interested stockholders. If such approval is not obtained, then after the expiration of the two-year period, the business combination may be consummated (1) if the combination or the transaction in which the person became an interested stockholder was approved by the board of directors before the person became an interested stockholder, (2) if the combination is approved at an annual or special meeting of the stockholders of the corporation held no earlier than two years after the date the person became an interested stockholder (and not by written consent) by a majority of the voting power held by disinterested stockholders, or (3) if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share of such stock paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which the person became an interested stockholder, whichever is higher, plus interest from that date through the date of consummation of the combination and less any dividends paid during the same period; (b) the market value per share of such stock on the date of the announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher, plus interest from that date through the date of consummation of the combination and less any dividends paid during the same period; or (c) for the holders of preferred stock, the amount specified in the corporation’s articles of incorporation, including in any certificate of designation for the class or series, to which holders of shares of that class or series are entitled upon the consummation of a transaction of a type encompassing the combination.

Nevada law does not require stockholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

LEGAL MATTERS

Dechert LLP, Philadelphia, Pennsylvania, is acting as our counsel in connection with certain matters relating to the shares of common stock offered by this prospectus supplement. The validity of the shares of common stock offered hereby will be passed upon for us by Snell & Wilmer, L.L.P., Las Vegas, Nevada. Pillsbury Winthrop Shaw Pittman LLP, San Francisco, California, is acting as counsel for the underwriters in connection with certain legal matters relating to the shares of common stock offered by this prospectus supplement.

CHANGE IN ACCOUNTANTS

As a result of the Merger, VTB Holdings, Inc., or VTB, the surviving entity in the Merger, became a wholly-owned subsidiary of Parametric Sound. For accounting purposes, the Merger was treated as a “reverse acquisition” and VTB was considered the accounting acquirer. Accordingly, VTB will be reflected as the predecessor and acquirer in Parametric Sound’s (the legal acquirer) financial statements for periods ending after December 31, 2013. Parametric Sound’s historical financial condition and results of operations shown for comparative purposes in future periodic filings will reflect VTB’s historical results.

The financial statements of VTB as of and for the years ended December 31, 2013 and 2012 were audited by Freed Maxick CPAs, P.C., or Freed. In a reverse acquisition, a change of accountants is presumed to have occurred unless the same accountant audited the pre-merger financial statements of both the legal acquirer and the accounting acquirer, and such change is generally presumed to occur on the date the reverse acquisition is completed.

However, because the Merger was not completed until January 15, 2014, Parametric Sound’s quarterly report on Form 10-Q for the quarter ended December 31, 2013 filed with the SEC on February 10, 2014, or the Pre-Merger 10-Q, was required to include the unaudited condensed consolidated financial statements (and discussion thereof in Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations”) of Parametric Sound, the legal acquirer, as of December 31, 2013 (i.e., prior to the completion of the Merger) on a stand-alone basis. In addition, Parametric Sound also filed with the SEC on March 28, 2014 an amendment to the Current Report on Form 8-K announcing the completion of the Merger, which we refer to as the Post-Merger 8-K/A, that included the audited consolidated financial statements of VTB, the accounting acquirer, on a stand-alone basis. During the interim period between the initial filing of the Form 8-K announcing the completion of the Merger and the date of the Post-Merger 8-K/A, Freed completed the audit of VTB’s financial statements as of and for the year ended December 31, 2013 required to be included in the Post-Merger 8-K/A.

The financial statements of Parametric Sound as of and for the years ended September 30, 2013 and 2012 were audited by Squar, Milner, Peterson, Miranda and Williamson LLP, or Squar Milner. Squar Milner continued performing certain additional review services for Parametric Sound in connection with the Pre-Merger 10-Q. Subsequent to the filing of the Pre-Merger 10-Q, Squar Milner has not performed any audit, audit related or review services for Parametric Sound.

After the completion of the Merger, the audit committee of Parametric Sound’s board of directors, or the Audit Committee, which has the responsibility to engage and dismiss Parametric Sound’s auditor under Rule 10A-3(b)(2) of the Securities Act of 1933, began considering which firm would serve as Parametric Sound’s principal accounting firm for the fiscal year ending December 31, 2014. Following the filing of the Pre-Merger 10-Q and the Post-Merger 8-K/A, the Audit Committee made the decision to dismiss each of Squar Milner and Freed, and to engage BDO USA, LLP, or BDO, to serve as Parametric Sound’s independent registered public accounting firm for the fiscal year ending December 31, 2014.

Dismissal of Freed Maxick CPAs, P.C.

Effective April 9, 2014, the Audit Committee dismissed Freed as VTB’s principal accounting firm. The Audit Committee voted unanimously to dismiss Freed.

The audit reports of Freed on VTB’s financial statements as of and for the years ended December 31, 2013 and 2012 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During VTB’s fiscal years ended December 31, 2013 and 2012 and in the subsequent period through April 9, 2014, there were no disagreements with Freed on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Freed would have caused it to make reference to the subject matter of the disagreements in connection with its audit report, nor were there any “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K, promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Parametric Sound and VTB provided Freed with a copy of the disclosure above and requested that Freed furnish a letter addressed to the SEC confirming that it agrees with the above statements. A copy of Freed’s letter dated April 14, 2014 is filed as Exhibit 16.1 to Parametric Sound’s Current Report on Form 8-K filed with the SEC on April 14, 2014, or the Accountants 8-K.

Dismissal of Squar, Milner, Peterson, Miranda and Williamson LLP

Effective April 9, 2014, the Audit Committee dismissed Squar Milner as Parametric Sound’s independent registered public accounting firm. The Audit Committee voted unanimously to dismiss Squar Milner.

Squar Milner served as Parametric Sound’s independent registered public accounting firm for the fiscal years ended September 30, 2013 and 2012. The audit reports of Squar Milner on Parametric Sound’s financial statements as of and for the years ended September 30, 2013 and 2012 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During Parametric Sound’s fiscal years ended September 30, 2013 and 2012 and in the subsequent period through April 9, 2014, there were no disagreements with Squar Milner on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Squar Milner would have caused it to make reference to the subject matter of the disagreements in connection with its audit report, nor were there any “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K, promulgated under the Exchange Act.

Parametric Sound provided Squar Milner with a copy of the disclosure above and requested that Squar Milner furnish a letter addressed to the SEC confirming that it agrees with the above statements. A copy of Squar Milner’s letter dated April 14, 2014 is filed as Exhibit 16.2 to the Accountants 8-K.

Engagement of new independent registered public accounting firm

Effective April 9, 2014, the Audit Committee engaged BDO to serve as Parametric Sound’s independent registered accounting firm to audit Parametric Sound’s consolidated financial statements for the fiscal year ending December 31, 2014. The Audit Committee voted unanimously to engage BDO. BDO previously audited the financial statements of VTB as of and for the years ended December 31, 2011 and 2010 and also provided certain tax-related services. BDO also provided certain valuation services to VTB in connection with its 2012 acquisition of Lygo International.

Except as described above, during the two most recent fiscal years and through April 9, 2014, the date of the engagement of BDO, neither Parametric Sound nor any person on its behalf has consulted with BDO with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Parametric Sound’s consolidated financial statements or (ii) any matter that was either the subject of a “disagreement” or a “reportable event” as such terms are described in Items 304(a)(1)(iv) or 304(a)(1)(v), respectively, of Regulation S-K promulgated under the Exchange Act.

EXPERTS

Freed Maxick CPAs, P.C., an independent registered public accounting firm, has audited the consolidated financial statements of VTB Holdings, Inc. (Turtle Beach) as of and for the fiscal years ended December 31, 2013 and 2012 as set forth in their report dated March 28, 2014, which is included elsewhere in this prospectus supplement. Such financial statements are included in reliance on Freed Maxick CPAs, P.C.’s aforementioned report, given on their authority as experts in accounting and auditing.

Squar, Milner, Peterson, Miranda and Williamson, LLP, an independent registered public accounting firm, has audited the consolidated financial statements of Parametric Sound Corporation as of and for the fiscal years ended September 30, 2013 and 2012 as set forth in their report dated November 26, 2013, which is included and incorporated by reference in this prospectus supplement. Such financial statements are included in reliance on Squar, Milner, Peterson, Miranda and Williamson, LLP’s aforementioned report, given on their authority as experts in accounting and auditing.

The financial statements of VTB Holdings, Inc. as of December 31, 2011 and 2010 and for the years then ended included in and/or incorporated by reference in this Prospectus Supplement have been so included in and/or incorporated by reference in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and/or incorporated by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities covered by this prospectus supplement and accompanying prospectus. This prospectus supplement and accompanying prospectus, which are a part of the registration statement, do not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the securities covered by this prospectus supplement and accompanying prospectus, please see the registration statement and the exhibits filed with the registration statement, which are available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to below, as well as on our website, http://www.parametricsound.com. The contents of our website are not part of this prospectus supplement or accompanying prospectus, and you should not consider the contents of our website in making an investment decision with respect to the securities.

In addition, we are subject to the reporting and information requirements of the Exchange Act. As a result, we file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will also be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to below, as well as on our website.

You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1 (800) SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus supplement. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for information incorporated by reference that is superseded by information contained in this prospectus supplement. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended September 30, 2013, as filed with the SEC on November 26, 2013;

•	Definitive Proxy Statement filed with the SEC on December 3, 2013;

•	Definitive Additional Proxy Materials filed with the SEC on November 27, 2013 and December 18, 2013;

•	Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013, as filed with the SEC on February 10, 2014;

•	Current Reports on Form 8-K, as filed with the SEC on November 4, 2013, November 13, 2013, November 15, 2013, November 21, 2013, December 30, 2013, January 16, 2014 (as amended by Form 8-K/A filed on March 28, 2014 and Form 8-K/A filed on April 23, 2014), February 19, 2014, March 19, 2014, April 1, 2014, April 11, 2014 and April 15, 2014.

All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering are also incorporated by reference and are an important part of this prospectus supplement and the accompanying prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus supplement is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus supplement, other than exhibits to such documents unless such exhibits have been specifically incorporated by reference thereto. You may request a copy of these reports or documents, at no cost, by writing or telephoning us at the following address: Parametric Sound Corporation, 13771 Danielson Street, Suite L, Poway, California 92064, 888-477-2150.

This prospectus supplement and accompanying prospectus are part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus supplement or accompanying prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or any sale of common stock.

We have in the past, and may from time to time in the future, include market data from industry publications and our own internal estimates in some of the documents we file with the SEC. Industry publications generally state that the information contained in these publications has been obtained from sources believed to be reliable, but that its accuracy and completeness is not guaranteed. Although we believe that the market data used in our filings with the SEC is and will be reliable, it has not been and will not be independently verified. Similarly, internal company estimates, while believed by us to be reliable, have not been and will not be verified by any independent sources.

VTB Holdings, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

VTB Holdings, Inc.

We have audited the accompanying consolidated balance sheets of VTB Holdings, Inc. as of December 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive (loss) income, convertible preferred stock and of stockholders’ deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VTB Holdings, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ FREED MAXICK CPAs, P.C.

Buffalo, New York

March 28, 2014

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

VTB Holdings, Inc.

Valhalla, New York

We have audited the consolidated balance sheet of VTB Holdings, Inc. as of December 31, 2011 and the related consolidated statements of income and comprehensive income, convertible preferred stock and stockholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VTB Holdings, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

New York, New York

November 4, 2013

VTB HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of December 31, 2013	As of December 31, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,509	$5,219
Accounts receivable, net of allowances of $8,980 as of December 31, 2013 and $14,404 December 31, 2012	48,542	65,586
Inventories, net	49,643	40,706
Deferred tax assets	2,214	4,452
Prepaid expenses and other current assets	3,561	1,932
Prepaid income taxes	2,925	1,198

Total Current Assets	113,394	119,093
Property and equipment, net	7,369	5,732
Deferred financing costs, net	1,575	2,128
Deferred tax assets, long-term portion	827	2,266
Intangible assets, net	3,972	4,955
Other assets	170	21
TOTAL ASSETS	$127,307	$134,195

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Revolving line of credit	$39,736	$33,000
Term loan, current portion	14,500	15,000
Accounts payable	44,136	24,190
Accrued liabilities	8,615	12,496
Due to shareholders, current portion	3,125	3,125
Income taxes payable	—	8,106
Other current liabilities	1,097	470

Total Current Liabilities	111,209	96,387
Term loan, long-term portion	—	26,250
Due to shareholders, long-term portion	—	3,125
Series B redeemable preferred stock	13,713	12,703
Income tax payable, long-term portion	1,986	1,933
Deferred tax liabilities	850	1,174
Subordinated note	10,342	—

TOTAL LIABILITIES	138,100	141,572

Commitments and Contingencies (Note 8 and 9)
Series A convertible stock, $0.01 par value – 50,000,000 shares authorized; 48,689,555 shares issued and outstanding as of December 31, 2013, December 31, 2012	24,345	24,345
STOCKHOLDERS’ DEFICIT
Common stock, $0.01 par value – 100,000,000 shares authorized; 35,282,286 shares issued and outstanding as of December 31, 2013 and December 31, 2012	353	353
Additional paid-in capital	(54,371)	(56,934)
Retained earnings	18,775	24,938
Accumulated other comprehensive income (loss)	105	(79)

TOTAL STOCKHOLDERS’ DEFICIT	(35,138)	(31,722)
TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$127,307	$134,195

The accompanying notes are an integral part of these consolidated financial statements.

VTB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Net Revenue	$178,470	$207,136	$166,121
Cost of Revenue	128,141	132,795	96,536

Gross Profit	50,329	74,341	69,585

Operating expenses:
Selling and marketing	31,645	22,837	13,009
Product development	4,873	2,099	1,839
General and administrative	8,349	6,153	7,094
Business transaction	3,864	342	9,375

Total operating expenses	48,731	31,431	31,317

Operating income	1,598	42,910	38,268
Other expense (income), net:
Interest expense	6,626	4,738	2,932
Other expense, net	45	7	—
Gain on bargain purchase from acquisition	—	(2,303)	—

Total other expense, net	6,671	2,442	2,932

(Loss) income before provision for income taxes	(5,073)	40,468	35,336
Provision for income taxes	1,090	14,008	13,782

Net (loss) income	$(6,163)	$26,460	$21,554

Net (loss) income attributable to common stockholders:
Basic	$(6,163)	$1,611	$8,855

Diluted	$(6,163)	$1,611	$8,855

Net (loss) income per share attributable to common stockholders:
Basic	$(0.17)	$0.05	$0.26

Diluted	$(0.17)	$0.04	$0.25

Weighted-average shares used to computing net (loss) income per share attributable to common stockholders:
Basic	35,282	35,282	33,952

Diluted	35,282	36,265	34,924

The accompanying notes are an integral part of these consolidated financial statements.

VTB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands)

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Net (loss) income	$(6,163)	$26,460	$21,554
Other comprehensive income (loss), net of tax:
Foreign currency cumulative translation adjustment	184	(79)	—

Other comprehensive income (loss), net of tax	184	(79)	—

Comprehensive (loss) income	$(5,979)	$26,381	$21,554

The accompanying notes are an integral part of these consolidated financial statements.

VTB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND OF STOCKHOLDERS’ DEFICIT

(In thousands, except share data)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Accum Other Comp Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – December 31, 2010	48,689,555	$24,345	32,459,434	$325	$(60,912)	$15,947	$—	$(44,640)
Net income	—	—	—	—	—	21,554	—	21,554
Restricted stock grant	—	—	2,822,852	28	(28)	—	—	—
Purchase price adjustment to prior shareholders	—	—	—	—	(728)	—	—	(728)
Stock-based compensation	—	—	—	—	3,749	—	—	3,749

Balance – December 31, 2011	48,689,555	24,345	35,282,286	353	(57,919)	37,501	—	(20,065)
Net income	—	—	—	—	—	26,460	—	26,460
Other comprehensive loss, net of tax	—	—	—	—	—	—	(79)	(79)
Stock-based compensation	—	—	—	—	985	—	—	985
Cash dividends	—	—	—	—	—	(39,023)	—	(39,023)

Balance – December 31, 2012	48,689,555	24,345	35,282,286	353	(56,934)	24,938	(79)	(31,722)
Net loss	—	—	—	—	—	(6,163)	—	(6,163)
Other comprehensive income, net of tax	—	—	—	—	—	—	184	184
Stock-based compensation	—	—	—	—	2,563	—	—	2,563

Balance – December 31, 2013	48,689,555	$24,345	35,282,286	$353	$(54,371)	$18,775	$105	$(35,138)

The accompanying notes are an integral part of these consolidated financial statements.

VTB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Years Ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(6,163)	$26,460	$21,554
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	4,422	1,858	700
Amortization of intangible assets	923	748	—
Amortization of debt financing costs	1,556	835	207
Stock-based compensation	2,563	985	3,749
Accrued interest on Series B redeemable preferred stock	1,010	(945)	1,011
Paid in kind interest	342	—	—
Gain on bargain purchase from acquisition	—	(2,303)	—
Deferred income taxes	3,353	(1,598)	(1,388)
(Reversal of) provision for sales returns reserve	(1,482)	1,596	2,046
(Reversal of) provision for doubtful accounts	(235)	358	(705)
(Reversal of) provision for obsolete inventory	93	588	219
Loss on disposal of property and equipment	108	47	—
Changes in operating assets and liabilities:
Accounts receivable, net	18,761	(23,461)	(25,724)
Inventories	(9,030)	(857)	(11,530)
Accounts payable	19,946	4,123	14,442
Accrued liabilities	(3,881)	1,081	(2,197)
Due to shareholders	(3,125)	(3,125)	—
Prepaid expenses and other assets	(1,778)	(1,203)	(1,543)
Prepaid and accrued income taxes	(9,780)	(534)	1,558
Other liabilities	687	347	2

Net cash provided by operating activities	18,290	5,000	2,401

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment, net of disposals	(6,167)	(5,945)	(1,634)
Acquisition of business, net of cash acquired	—	(5,335)	—

Net cash used in investing activities	(6,167)	(11,280)	(1,634)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on revolving line of credit	51,250	48,000	12,000
Repayment of revolving line of credit	(44,514)	(27,000)	—
Borrowings on term loan	—	45,000	—
Repayment of term loan	(26,750)	(28,950)	(2,800)
Debt financing costs	(1,003)	(2,391)	(143)
Proceeds from subordinated notes	10,000	—	—
Cash dividends on Series A preferred, common stock	—	(39,023)	—
Payments to shareholders	—	—	(1,872)

Net cash (used in) provided by financing activities	(11,017)	(4,364)	7,185

Effect of exchange rate changes on cash and cash equivalents	184	(79)	—

Net increase (decrease) in cash and cash equivalents	1,290	(10,723)	7,952
Cash and cash equivalents – beginning of year	5,219	15,942	7,990

Cash and cash equivalents – end of year	$6,509	$5,219	$15,942

SUPPLEMENTAL DISCLOSURE OF INFORMATION
Cash paid for interest	$3,694	$4,716	$1,682

Cash paid for income taxes	$8,224	$16,749	$14,669

SUPPLEMENTAL NON-CASH ACTIVITIES
Settlement of accounts receivable related to acquisition	$—	$8,920	$—

The accompanying notes are an integral part of these consolidated financial statements.

VTB HOLDINGS, INC. Notes to Consolidated Financial Statements Years Ended December 31, 2013, 2012 and 2011

1.	Organization and Description of Business

Organization

VTB Holdings, Inc. (“VTBH” or the “Company”) was incorporated in the State of Delaware in 2010 and is headquartered in Valhalla, New York. In January 2011, a reorganization of the business was effected whereby VTBH became the parent holding company of the historical business of Voyetra Turtle Beach Inc. (“VTB”). Subsequent to the reorganization, VTB is a wholly-owned subsidiary of VTBH.

VTB was incorporated in the State of Delaware in 1975 and is headquartered in Valhalla, New York with warehouse distribution centers in New York, New Jersey, Texas and California. VTB is a designer and marketer of premium audio peripherals for video game consoles, personal computers and mobile devices under the brand Turtle Beach (TurtleBeach.com), including officially-licensed headsets for the next-generation Xbox One and PlayStation 4 consoles. Sales of gaming headsets represented the majority of VTB’s gross sales, with the remaining gross sales derived from accessories, including replacement parts for gaming headsets and audio cables. The Company currently derives the majority of revenue from headsets for the Xbox and PlayStation consoles. Turtle Beach is a leading brand in video game audio and the official audio provider for Major League Gaming, the world’s largest eSports league, and Twitch, the world’s leading video platform and community for gamers.

The majority of VTB’s products are distributed domestically to specialty retailers of consumer electronics and wholesalers, and internationally to wholesalers. Products are also sold directly to consumers through VTB’s website. International sales are generally shipped directly from VTB’s manufacturing partners in China to the international wholesalers.

In October 2012, VTB acquired Lygo International Limited (“Lygo”), which is a corporation established in the United Kingdom. See Note 5 – Acquisition of Lygo. As a result of the acquisition, Lygo become a wholly-owned subsidiary of VTB and changed its name to Turtle Beach Europe (“TB Europe”). TB Europe’s results are included prospectively in the accompanying consolidated financial statements after the acquisition date.

Recapitalization

In October 2010, VTB effected a transaction that allowed Stripes Group, a growth equity firm, to acquire an equity ownership interest in VTB. The transaction was effected by having SG VTB Merger Sub, an inactive nonpublic shell incorporated in Delaware, merge with and into VTB, the surviving corporation. As a result of this merger, VTB cancelled 153,993,675 shares of its $0.01 par value common stock that it had outstanding. VTB then issued 32,459,434 shares of its $0.01 par value common stock to certain former shareholders, 48,689,555 shares of its $0.01 par value Series A convertible preferred stock to Stripes Group and 1,000,000 shares of Series B redeemable preferred stock to one of the former shareholders. Concurrent with this transaction, VTB also entered into a long-term debt financing arrangement for $28.0 million.

As a result of this transaction, Stripes Group acquired an ownership interest in VTB for $66.2 million, including a final purchase price adjustment. The transaction value of $66.2 million was allocated as follows: $48.9 million for acquiring the equity interests of the former shareholders, $12.4 million for incurring liabilities associated with the issuance of the Series B redeemable preferred stock; the purchase price adjustment payable to certain former shareholders of $1.2 million; and the remaining balance of $3.7 million was used for transaction-related expenses. During 2011, an additional payment of $0.7 million was made to the former shareholders towards a purchase price adjustment, which was recorded as a distribution to the former shareholders in additional paid-in capital in the accompanying consolidated statements of stockholders’ deficit. Additionally, performance bonuses of $9.4 million were paid to certain members of management for the year ended December 31, 2011, which is included as a business transaction expense in the accompanying consolidated statements of operations.

The transaction was treated as a recapitalization for accounting purposes rather than a business combination since SG VTB Merger Sub is not substantive and does not meet the definition of a business. SG VTB Merger was formed to facilitate the transaction, did not have any prior operations and the debt financing was incurred by VTB. Accordingly, the consolidated financial statements of VTB subsequent to the recapitalization have been prepared based upon the historical cost and operations of VTB.

Reorganization

In January 2011, VTB effected a reorganization whereby VTBH became the holding company of VTB. This resulted in VTB becoming a wholly-owned subsidiary of VTBH.

Prior to the reorganization, VTB executed a reverse stock split of its common stock by issuing 1 share for each 6,890.7 shares of common stock held by its former shareholders. VTBH also executed a stock split of its Series A convertible preferred stock and common stock by issuing 47.1 shares for each 1 share of Series A convertible preferred stock and common stock held by its former shareholders. The stock split has been recorded retroactively in the consolidated financial statements for all periods presented.

In the reorganization, all of VTB’s equity interests in the form of shares of common stock and preferred stock were contributed and transferred to VTBH. VTBH then issued its $0.01 par value common stock, Series A $0.01 par value convertible preferred stock and Series B redeemable preferred stock, as applicable, to VTB’s existing shareholders. There were no changes in the Company’s equity structure as a result of the reorganization.

The reorganization was accounted for as a recapitalization because VTBH did not have any prior operations. Accordingly, the consolidated financial statements of VTBH subsequent to the reorganization have been prepared based upon the historical cost and operations of VTB.

Merger with Parametric Sound

As described more fully in Note 18 – Subsequent Events, on January 15, 2014 VTBH and a publicly traded corporation, Parametric Sound Corporation (“Parametric”), an innovator in directed audio solutions, completed a merger in accordance with the terms of an agreement signed in August 2013. As a result of the Merger, VTBH, the surviving entity in the Merger, became a wholly-owned subsidiary of Parametric. Shares of the Company’s common stock are traded on the NASDAQ under the symbol (PAMT), and as a Securities and Exchange Commission (“SEC”) registrant will be required to file annual and periodic reports with SEC commencing with the quarter ended March 31, 2014.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Subsequent to the reorganization in 2011, the accompanying consolidated financial statements include the accounts of VTBH and its wholly-owned subsidiary. Prior to the reorganization in 2011, the accompanying consolidated financial statements include the accounts of VTB. All intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the 2012 balances to conform with 2013 presentation.

The Company historically records its results on a four-four-five week basis such that its fiscal quarters end on the last Saturday of each calendar quarter. For the fourth quarter of each year, the Company uses December 31 as both its fiscal and calendar quarter ending date.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires the Company to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Those management estimates include, but are not limited to revenue recognition and sales return reserves; determination of the fair value of net assets acquired in a business combination; valuation of inventories; useful lives of property and equipment and intangible assets; determination of fair value of stock-based awards; income taxes and various other contingencies. The Company evaluates estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates, and those differences could be material to the consolidated financial statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with various domestic and foreign financial institutions of high credit quality. Periodic evaluations of the relative credit standing of all of the institutions are performed. From time to time, cash balances with domestic financial institutions may exceed Federal Deposit Insurance Corporation insurance limits.

Accounts receivable are unsecured and represent amounts due based on contractual obligations of customers. Concentrations of credit risk with respect to accounts receivable are mitigated due to the Company’s large number of customers. Credit risk is also mitigated by performing ongoing credit evaluations of customers to assess the probability of accounts receivable collection based on a number of factors, including past transaction experience with the customer, evaluation of their credit history, limiting the credit extended, and review of the invoicing terms of the contract. In addition the Company has credit insurance in place through a third party insurer against defaults by certain domestic and international customers, subject to policy limits. The Company generally does not require customers to provide collateral to support accounts receivable. The Company has recorded an allowance for doubtful accounts for those receivables that were determined not to be collectible.

Purchase Concentrations

The Company relies on foreign third parties to manufacture its products. For year ended December 31, 2013, two suppliers accounted for 59% of the Company’s purchases and 70% of the accounts payable outstanding. For the year ended December 31, 2012, two suppliers accounted for 54% of the Company’s purchases and 90% of the accounts payable outstanding. For the year ended December 31, 2011, two suppliers accounted for 67% of the Company’s purchases and 92% of the accounts payable outstanding. Quality or performance failures of the Company’s products or changes in the manufacturers’ or vendors’ financial or business condition could disrupt the Company’s ability to supply quality products to customers, and thereby have a material adverse effect on the Company’s business and consolidated financial statements.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, derivative instruments, revolving line of credit and long-term debt. Cash equivalents are stated at amortized cost, which approximated fair value as of the consolidated balance sheet dates, due to the short period of time to maturity. Accounts receivable and accounts payable are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment. The revolving line of credit and long-term debt are stated at the carrying value as the stated interest rate approximates market rates currently available to the Company. As of December 31, 2013 and 2012, the Company has not elected the fair value option for any financial assets and liabilities for which such an election would have been permitted.

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level III – Unobservable inputs that are supported by little or no market data for the related assets or liabilities. The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Financial instruments consist of Level I and Level II assets and liabilities. Level I assets include highly liquid money market funds that are included in cash and cash equivalents. Level II liabilities include derivative instruments. The Company does not have any Level III assets or liabilities.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents. Cash and cash equivalents consist of cash on hand and money market accounts. Interest is accrued as earned.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at their invoiced amount, net of any allowance for doubtful accounts and reserve for sales returns, and do not bear interest. Accounts receivable from wholesale transactions are recorded at their outstanding unpaid principal balances. Accounts receivable from e-commerce transactions consist of amounts from credit cards billed for which payment has not been received. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible accounts, which is recorded based upon a detailed review of all outstanding invoices, including the number of days that receivables are outstanding, historical and expected loss patterns and an evaluation of the potential risk associated with delinquent accounts.

Invoice Factoring

In the ordinary course of business, TB Europe, entered into and utilizes accounts receivable factoring arrangements with a third-party financial institution in order to accelerate its cash collections from product sales. These arrangements involve the ownership transfer of eligible trade accounts receivable up to a maximum of £5.0 million GBP at any time, without recourse, to a third party financial institution in exchange for cash.

The Company accounts for these transactions in accordance with ASC 860, “Transfers and Servicing” (“ASC 860”). ASC 860 allows for the ownership transfer of accounts receivable to qualify for sale treatment when the appropriate criteria is met, which permits the Company to present the balances sold under the program to be excluded from accounts receivable, net on the consolidated balance sheet. Receivables are considered sold when they are isolated from the Company, the transferee has the right to pledge or exchange the receivables, and the Company has surrendered control over the transferred receivables.

As of December 31, 2013, the Company sold trade accounts receivable to the third-party financial institution, of which approximately $5.7 million USD has been received and netted against accounts receivable on the accompanying consolidated balance sheet. The Company also pays a factoring fee associated with the sale of accounts receivable. The fees incurred are included in general and administrative expenses on the accompanying consolidated statement of operations and are insignificant to the consolidated financial statements.

Concentrations of Revenue and Accounts Receivable

Significant customers are those which represent 10% or more of the revenues for each period presented or gross accounts receivable balance at each balance sheet date. For each significant customer, revenue as a percentage of total revenues and accounts receivable as a percentage of gross accounts receivable are as follows:

	Percentage of Revenues
Customers	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Customer A	16%	18%	16%
Customer B	15%	16%	24%
Customer C	14%	12%	12%

	Percentage of Accounts Receivable
Customers	Year Ended December 31, 2013	Year Ended December 31, 2012
Customer A	24%	28%
Customer B	20%	27%

Derivative Instruments

The Company uses derivatives to partially offset its business exposure to foreign currency exchange risk. The Company may enter into foreign currency forward and option contracts to offset some of the foreign exchange risk on expected future cash flows on certain operating expenses. These instruments are not entered into for speculative purposes and the Company does not seek to qualify for hedge accounting. All derivative instruments are recorded at fair value on the accompanying consolidated balance sheets. The notional amounts of the Company’s outstanding derivative instruments associated with outstanding or unsettled derivative instruments as of December 31, 2013 and December 31, 2012 were $8.0 million and $8.8 million, respectively and the fair value of the derivative liabilities was $0.4 million and $0.2 million, respectively. Derivative liabilities include foreign currency forward and option contracts which are measured using observable quoted prices for similar instruments. There were no derivative instruments for the year ended December 31, 2011. The gain/loss recognized in other expense, net of foreign currency forward and option contracts instruments was not significant during the years ended December 31, 2013 and 2012. Counterparties to these instruments are major banking institutions with credit ratings of investment grade or better and no collateral is required. Management believes the risk of incurring any losses on these derivative instruments related to credit risk is remote.

Inventories, net

Inventories consist primarily of finished goods and related component parts, and are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market value (estimated net realizable value). The Company maintains an inventory allowance for returned goods, slow-moving and unused inventories based on the historical trend and estimates. Inventory write-downs, once established, are not reversed as they establish a new cost basis for the inventory. Inventory write-downs are included as a component of cost of revenues in the accompanying consolidated statements of operations.

Property and Equipment, net

Property and equipment including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Repairs and maintenance expenditures are expensed as incurred.

Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the respective assets or the property lease terms, which range up to five years. Upon the retirement or disposition of property and equipment, the related costs and accumulated depreciation is removed and any related gain or loss is recorded in the consolidated statements of operations.

Intangible Assets, net

Intangible assets consist of identifiable intangible assets, including customer relationships and non-compete agreements, resulting from the Company’s acquisition of Lygo in October 2012. Intangible assets are recorded at their initial fair value, net of accumulated amortization. The Company amortizes intangible assets that are subject to amortization over their estimated useful life based on economic benefit, which range from two to thirteen years.

Impairment of Long-Lived Assets

The carrying amounts of long-lived assets, including property and equipment and intangible assets subject to depreciation and amortization are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. No impairment of long-lived assets was identified for the years ended December 31, 2013, 2012 and 2011.

Revenue Recognition and Sales Return Reserves

Net revenue consists primarily of revenue from the sale of gaming headsets and accessories to wholesalers, retailers and to a lesser extent, on-line customers. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured. Product is considered delivered to the customer once it has been shipped and title and risk of loss have been transferred. Net revenue for on-line purchases is recognized when products are shipped from the Company’s distribution facilities.

Provisions for sales discounts, product returns and price adjustments are recorded as a reduction of revenue. These revenue reductions are established by the Company based upon management’s best estimates at the time of sale following the historical trend, adjusted to reflect known changes in the factors that impact such reserves and allowances, and the terms of agreements with customers.

Revenue is recognized net of sales taxes collected from customers and subsequently remitted to governmental authorities.

Cost of Revenues

Cost of revenues primarily consists of expenses paid to manufacturing partners for the manufacture of the Company’s products. Cost of revenues also includes product royalties, warranty expense, inbound freight and customs duties, freight out to customers, personnel costs and material handling and facility costs.

Shipping and Handling

Freight charges billed to customers are included in net revenue and the related freight costs are included in cost of revenues in the accompanying consolidated statements of operations.

Product Warranty Obligations

The Company provides for product warranties in accordance with the contract terms given to various customers by accruing estimated warranty costs at the time of revenue recognition. Warranties are generally fulfilled by replacing defective products with new products.

Advertising Costs

Advertising costs are expensed to selling and marketing expenses as incurred in the accompanying consolidated statements of operations totaling $7.7 million, $8.2 million and $4.3 million for the years ended December 31, 2013, 2012 and 2011.

The Company also incurs co-operative advertising costs that represent reimbursements to customers for shared marketing expenses for sale of its products. These reimbursements are recorded as reductions of net revenue based on a percentage of sales for all period presented. Co-operative advertising reimbursements were $4.3 million, $3.8 million and $4.2 million for the years ended December 31, 2013, 2012 and 2011.

Product Development

Development costs incurred in the research and development of new products and enhancements to existing products are charged to expense as incurred. Development costs include personnel costs and third-party development and programming costs, localization costs incurred to translate software for international markets and in-process research and development.

Software Development Costs

Software development costs not qualifying for capitalization are expensed as incurred. The Company capitalizes software development costs when the product is available for general release to customers. Capitalized costs are amortized on a product-by-product basis, as the greater of the ratio of current gross revenues for a product to the total of current and future gross revenues for the product or the straight-line amortization over the estimated useful life of the product (generally three years). Unamortized capitalized software development costs determined to be in excess of the net realizable value of the product is expensed immediately. The Company did not incur significant capitalized software development costs for any of the periods presented. The Company capitalizes costs incurred during the application development stage relating to the development of its websites and computer software developed or purchased for internal use and has been insignificant to date. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Once placed into service, the Company anticipates amortizing these costs over a period of three years. Total costs incurred to date during the application development stage have been insignificant.

Business Transaction Costs

For the year ended December 31, 2013, the Company incurred business transaction costs, consisting of legal and professional expenses associated with the merger with Parametric in the amount of $3.8 million. For the year ended December 31, 2012, business transaction costs of $0.3 million consisted of acquisition-related costs related to the Company’s TB Europe acquisition. For the year ended December 31, 2011, business transaction costs consisted of performance bonuses related to the recapitalization.

Stock-Based Compensation

Compensation costs related to stock options and restricted stock grants are calculated based on the fair value of the stock-based awards on the date of grant, net of estimated forfeitures. The grant date fair value of awards is determined using the Black-Scholes option-pricing model and the related stock-based compensation is recognized on a straight-line basis, over the period in which an employee is required to provide service in exchange for the award, which is generally four years.

For stock-based awards issued to non-employees, including consultants, compensation expense is based on the fair value of the awards calculated using the Black-Scholes option-pricing model over the service performance period. The fair value of options granted to non-employees for each reporting period is re-measured over the vesting period and recognized as an expense over the period the services are received.

Income Taxes

The Company accounts for income taxes using the asset and liability approach to record deferred taxes. Deferred income tax assets represent temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities that will result in deductible amounts in future years. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of changes in tax laws are not anticipated. Based on estimates of expected financial performance, the carrying value of the Company’s deferred tax assets assumes that it is more likely than not that the Company will be able to generate sufficient future taxable income in the respective tax jurisdictions. Accordingly, the Company did not record a valuation allowance in any periods presented. Judgment’s regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. The Company will assess the realization of deferred income tax assets on an ongoing basis. The Company accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Interest and penalties, if any, related to unrecognized tax benefits are recognized in the income tax provision in the accompanying consolidated statements of operations.

Foreign Currency

The functional currency of the Company’s TB Europe subsidiary is the local currency. The assets and liabilities of the subsidiary, therefore, are translated into U.S. dollars at exchange rates in effect at each consolidated balance sheet date. Revenues and expense accounts are translated at average monthly exchange rates during the period. Translation adjustments are accumulated as a separate component of accumulated other comprehensive income (loss) within stockholders’ deficit. Cumulative foreign currency translation adjustments constitute the sole component of accumulated other comprehensive income (loss). Foreign currency transaction gains and losses resulting from or expected to result from transactions denominated in a currency other than the functional currency are recognized in other expense, net in the accompanying consolidated statements of operations. There were no foreign currency transaction gains and losses for the periods prior to the acquisition of TB Europe. Foreign currency transaction losses for the years ended December 31, 2013 and 2012 were insignificant.

Segment Information

Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company’s chief operating decision maker (CODM) in deciding how to allocate resources and assessing performance. The CODM is the Chief Executive Officer.

The Company operates as one operating segment. The CODM manages the Company’s operations on a consolidated basis for purposes of allocating resources. The CODM reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region for purposes of allocating resources and evaluating financial performance.

Net (Loss) Income per Share of Common Stock

Basic and diluted net (loss) income per share of common stock is presented in conformity with the two-class method required for participating securities. Holders of Series A convertible preferred stock are entitled to receive noncumulative dividends when and if declared by the board of directors and are payable prior and in preference to any dividends on shares of the Company’s common stock. In the event a dividend is paid on common stock, the convertible preferred stockholders are entitled to a share of that dividend in proportion to the holders of common shares on an as-if converted basis.

The Series A convertible preferred stock is considered a participating security. Holders of participating securities do not have a contractual obligation to share in the Company’s losses. In accordance with the two-class method, earnings allocated to these participating securities and the related number of outstanding shares of the participating securities, which include contractual participation rights in undistributed earnings, have been excluded from the computation of basic and diluted net (loss) income per share of common stock.

Under the two-class method, net (loss) income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net (loss) income less current period Series A convertible preferred stock non-cumulative dividends, among the common stock and participating securities. In computing diluted net (loss) income attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net (loss) income per share of common share is computed by dividing the net (loss) income attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net (loss) income per share of common stock is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding, including potential dilutive common shares assuming the dilutive effect of outstanding stock options using the treasury stock method. For purposes of this calculation, participating securities and stock options to purchase common stock are considered to be common stock equivalents and are excluded from the calculation of diluted net (loss) income per share of common stock if their effect is antidilutive.

Recently Issued and Adopted Accounting Standards

In February 2013, the FASB issued an accounting standards update requiring new disclosures about reclassifications from accumulated other comprehensive income (loss) to net (loss) income. These disclosures may be presented on the face of the statements or in the notes to the consolidated financial statements. This update is effective for fiscal years beginning after December 15, 2012. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial position or results of operations.

Recent Accounting Pronouncements Not Yet Adopted

In February 2013, the FASB issued an update to the authoritative guidance related to the release of cumulative translation adjustments into net income (loss) when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a foreign entity. This update will be effective for fiscal years beginning after December 15, 2013. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial position or results of operations.

In July 2013, the FASB issued an update to the authoritative guidance related to the presentation of an unrecognized tax benefit in the financial statements. The update will require entities to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss or other tax credit carryforwards when settlement in this manner is available under the tax laws. This update is effective for fiscal years beginning after December 15, 2013. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial position or results of operations.

3.	Fair Value Measurement

The following table sets forth the fair value of financial assets and liabilities by level within the fair value hierarchy:

	As of December 31, 2013
	Level I	Level 1I	Level III	Total
	(In thousands)
Financial Assets and Liabilities:
Cash and cash equivalents – money market funds	$19	$—	$—	$19

Total financial assets	$19	$—	$—	$19

Other current liabilities – derivative liabilities	$—	$(392)	$—	$(392)

Total financial liabilities	$—	$(392)	$—	$(392)

	As of December 31, 2012
	Level 1	Level 1I	Level III	Total
	(In thousands)
Financial Assets and Liabilities:
Cash and cash equivalents – money market funds	$50	$—	$—	$50

Total financial assets	$50	$—	$—	$50

Other current liabilities – derivative liabilities	$—	$(194)	$—	$(194)

Total financial liabilities	$—	$(194)	$—	$(194)

4.	Consolidated Balance Sheet Components

Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	As of December 31, 2013	As of December 31, 2012
	(In thousands)
Cash	$6,490	$5,169
Money market account	19	50

Total cash and cash equivalents	$6,509	$5,219

Inventories, net

Inventories, net consist of the following:

	As of December 31, 2013	As of December 31, 2012
	(In thousands)
Raw materials	$5,499	$2,809
Finished goods	44,144	37,897

Total inventories, net	$49,643	$40,706

Included in total inventories is a reserve of $0.3 million and $0.1 million for slow moving and obsolete inventory as of December 31, 2013 and 2012, respectively.

Sales Return Reserves

The sales return reserves consist of the following activity:

	As of December 31, 2013	As of December 31, 2012
	(In thousands)
Sales return reserves, beginning balance	$7,748	$6,151
Reserve accrual	20,146	19,659
Recoveries and deductions, net	(21,628)	(18,062)

Sales return reserves, ending balance	$6,266	$7,748

Property and Equipment, net

Property and equipment, net consists of the following:

	As of December 31, 2013	As of December 31, 2012
	(In thousands)
Machinery and equipment	$249	$136
Software and software development	581	353
Furniture and fixtures	144	131
Tooling	1,756	1,101
Leasehold improvements	59	67
Demonstrations units and convention booth	10,014	5,948

Total property and equipment, gross	12,803	7,736
Less: accumulated depreciation and amortization	(5,434)	(2,004)

Total property and equipment, net	$7,369	$5,732

Depreciation and amortization expense on property and equipment, for the years ended December 31, 2013, 2012 and 2011 was $4.4 million, $1.9 million and $0.7 million.

Prepaid Royalties

The Company’s ability to earn-out royalty advances and contractual obligations with respect to minimum guaranteed royalties is assessed by comparing the remaining minimum guaranty to the estimated future sales forecasts and related cash flow projections to be derived from the related product.

As of December 31, 2013 and 2012 the Company had $0.8 million and $0.2 million, respectively of prepaid royalties which are included in prepaid expenses and other current assets on the accompanying consolidated balance sheets. Minimum royalty commitments as of December 31, 2013 are approximately $2.3 million to be paid through December 31, 2015. Royalty expense recognized for the years ended December 31, 2013, 2012 and 2011 amounted to $2.6 million, $3.8 million and $3.3 million, respectively.

Deferred Financing Costs

Amortization of deferred financing costs is included in interest expense on the accompanying consolidated statements of operations and for the years ended December 31, 2013, 2012, and 2011, was $1.6 million, $0.8 million and $0.2 million respectively. Included in interest expense for the years ended December 31, 2013 and 2012 were the write-off of $0.4 million and $0.3 million, respectively, in deferred financing costs related to the partial extinguishment of term notes. Deferred financing costs are expected to be expensed during 2014.

Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31, 2013	As of December 31, 2012
	(In thousands)
Accrued expenses	$5,295	$9,723
Accrued compensation expenses	2,089	2,189
Other	1,231	584

Total accrued liabilities	$8,615	$12,496

Warranty Accruals

The warranty accruals are included in accrued liabilities on the consolidated balance sheets and consist of the following:

	As of December 31
	2013	2012	2011
	(In thousands)
Warranty – beginning of period	$165	$109	$—
Warranty costs accrued	614	618	625
Warranty claims	(640)	(562)	(516)

Warranty – end of period	$139	$165	$109

5.	Acquisition of Lygo

In October 2012, the Company’s subsidiary, VTB, acquired all of the common stock of Lygo in order to gain access to the distribution channels in Europe. Lygo had historically been VTB’s sole distributor in Europe. As a result of the acquisition of Lygo, the Company expects to increase its market share by expanding into new geographic areas overseas and new related products and leveraging distribution channels to reach new customers. Subsequent to the acquisition the Lygo business formally changed its name to Turtle Beach Europe (“TB Europe”).

The Lygo acquisition was accounted using the acquisition method of accounting for business combinations. Accordingly, the results of operations of TB Europe are included prospectively from the date of acquisition.

The total fair value of consideration transferred amounted to $14.4 million, which includes $5.5 million of cash and the effective settlement of $8.9 million of accounts receivable from Lygo, was allocated to the assets acquired and liabilities assumed based on their respective fair values.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

(in thousands)
Cash	$133
Accounts receivable	4,046
Inventories	9,957
Other current assets	321
Property and equipment	12
Intangible assets:
Customer relationships	5,526
Non-compete agreement	177
Liabilities assumed:
Accounts payables	(223)
Other liabilities	(1,889)
Derivative liability	(1,369)

Total fair values of assets and liabilities	16,691
Fair value of total consideration transferred	(14,388)

Gain on bargain purchase	$2,303

The excess of the net assets acquired over consideration transferred was assigned to a gain on bargain purchase in the amount of $2.3 million, which is recorded as gain on bargain purchase from acquisition in the accompanying consolidated statements of operations. As a result of the bargain purchase, the Company reassessed the recognition and measurement of identifiable assets acquired and liabilities assumed and concluded that the valuation procedures and resulting measures were appropriate. The bargain purchase gain was primarily driven from the exclusive nature of the arrangement between the two companies prior to the acquisition whereby Lygo did not generate significant revenue from other vendors’ products. As a result, the value of the customer relationships, the primary intangible asset acquired, was attributed to the difference between the cash flows associated with owning the asset versus building the asset.

For tax purposes, the acquired intangible assets are not amortized. Accordingly, a deferred tax liability was recorded on the acquisition date for the difference between the book and cost basis related to the acquired intangible assets. In connection with the acquisition, the Company issued 398,010 phantom units under the 2011 Phantom Equity Appreciation Plan, which had an exercise price of $2.01 per share, to continuing employees of Lygo. The phantom units will vest upon the occurrence of a performance condition and upon the satisfaction of service conditions. The Company’s phantom units are discussed further in Note 12 – 2011 Phantom Equity Appreciation Plan. These equity awards were not included in the Company’s determination of the total purchase consideration as these equity awards have post-acquisition performance and service conditions.

The Company incurred $0.3 million in acquisition-related transaction costs for the year ended December 31, 2012, which is included as business transaction expense in the accompanying consolidated statements of operations.

Unaudited Pro Forma Information

Supplemental information on a pro forma basis is presented below for the years ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011
	(In thousands)
Pro forma revenues	$205,341	$172,271
Pro forma net income	18,303	22,998

The unaudited pro forma financial information combines the Company’s results of operations and TB Europe’s results of operations as if the acquisition of Lygo had occurred as of January 1, 2011.

The pro forma results include the business combination accounting effects resulting from the acquisition such as the amortization charges from the acquired intangible assets and the gain on bargain purchase. The pro forma information presented does not purport to present what the actual results would have been had the acquisition actually occurred on January 1, 2011, nor is the information intended to project results for any future period.

From the acquisition date through December 31, 2012, the Company recognized revenues and net income for TB Europe’s of $13.1 million and $0.6 million in the accompanying consolidated statements of operations. During the same period VTB recorded intercompany sales to TB Europe’s in the amount of $5.9 million and elimination of intercompany profit of $1.4 million.

6.	Intangible Assets, net

The gross carrying amount and accumulated amortization of intangible assets is as follows:

	As of December 31, 2013
	Amortizations Period at Date of Acquisition	Gross Carrying Value	Accumulated Amortization	Net Book Value
	(In thousands)
Customer relationships	13.0 years	$5,526	$1,623	$3,903
Non-compete agreements	2.0 years	177	108	69

Total		$5,703	$1,731	$3,972

	As of December 31, 2012
	Amortizations Period at Date of Acquisition	Gross Carrying Value	Accumulated Amortization	Net Book Value
	(In thousands)
Customer relationships	13.0 years	$5,526	$747	$4,779
Non-compete agreements	2.0 years	177	1	176

Total		$5,703	$748	$4,955

For the years ended December 31, 2013 and December 31, 2012 amortization expense of approximately $0.9 million and $0.7 million, respectively on the intangible assets was recognized in the accompanying consolidated statements in selling and marketing expenses.

As of December 31, 2013, estimated annual amortization expense related to identifiable acquisition-related intangible assets in future periods is as follows:

Year ending December 31	Estimated Amortization Expense
(In thousands)
2014	$782
2015	619
2016	519
2017	436
2018	366
Thereafter	1,250

Total	$3,972

7.	Long-Term Debt

The Company’s long-term debt obligations are as follows:

	As of December 31, 2013	As of December 31, 2012
	(In thousands)
Revolving lines of credit	$39,736	$33,000
Term loans	14,500	41,250
Subordinated notes	10,342	—

Total outstanding debt	64,578	74,250
Less: current portion of revolving line of credit	(39,736)	(33,000)
Less: current portion of term loan	(14,500)	(15,000)

Total noncurrent portion of long-term debt	$10,342	$26,250

Total interest expense, inclusive of amortization of deferred financing costs, on long-term debt obligations was $5.6 million, $3.7 million and $1.9 million for years ended December 31, 2013, 2012 and 2011, respectively.

Loan and Security Agreement

Term Loan

In October 2010, pursuant to the recapitalization discussed in Note 1 – Organization and Description of Business, the Company entered into a Loan and Security Agreement, with various financial institutions. The Loan and Security Agreement, as amended, provided for term loans secured by a first priority lien against substantially all of Turtle Beach’s assets. The term loans bear interest at the greater of (i) a minimum interest rate of 5.5% or (ii) a LIBOR (London interbank offered rate) plus 4.0% per annum. Interest is due monthly. In August 2012, the Loan and Security Agreement was amended and restated to increase the principal amount on the term loans to $45.0 million and amend the maturity date to August 22, 2015. The Company drew down the maximum $45 million available under on the term loan.

The term loans bear interest at the Company’s option at (i) the Adjusted Base Rate plus the applicable margin ranging from 2.50% to 3.25% as determined by the Company’s total leverage ratio, or (ii) LIBOR rate, plus the applicable margin ranging from 3.50% to 4.25%. The Applicable Base Rate is equal to the highest of (a) the Prime Rate as determined by the syndication agent, (b) Federal Funds Rate plus 0.5% and (c) the LIBOR rate plus 1.0%. Interest is due, at the Company’s option, every 30, 60 or 90 days. The term loans had scheduled quarterly principal repayments of $3.8 million, due on the last day of each quarter, commencing on December 29, 2012. In addition, the term loans shall be reduced, commencing in 2012, by an amount equal to 50% of the excess cash flows, as defined in the Loan and Security Agreement, for the fiscal year ended December 31, 2012 and for each fiscal year thereafter; however, no such payment was required for the 2012 fiscal year. Upon full repayment of the term loans, any excess cash flow will then be applied against the outstanding balance of the revolving loan. The term loans can be repaid at any time without penalty.

In conjunction with the August 2012 amendment, the Company incurred $1.1 million in debt issuance costs that are being amortized to interest expense in the accompanying consolidated statements of operations over the contractual life of the term loans using the effective interest method. As a result of the August 2012 amendment, the Company recognized $0.3 million through interest expense of unamortized debt issuance costs related to the decrease in principal balance on the term loan to the existing lender that was treated as a partial debt extinguishment. The remaining rollover principal balance to the existing lender was treated as a debt modification.

The term loans, as amended matured on January 15 and February 28, 2014 and were repaid with proceeds from a $7 million issuance of subordinated debt and the Company’s existing cash balances.

As of December 31, 2012 unamortized debt issuance costs related to term loans was $0.9 million.

Revolving Line of Credit

In August 2011, the Loan and Security Agreement was amended and restated with various financial institutions to include a $15.0 million revolving line of credit. The revolving line of credit initially required interest at the greater of (i) the minimum interest rate of 4.50% or (ii) LIBOR plus 3.0%. Interest is due monthly. The Company was also required to pay a quarterly commitment fee of up to 0.25% per annum on the unused portion of the revolving line of credit. The original maturity of the revolving line of credit was May 31, 2012.

In August 2012, the Loan and Security Agreement was amended and restated to increase the borrowing capacity on the revolving line of credit to $55.0 million to fund the acquisition of TB Europe in October 2012 and to fund distributions to the Company’s shareholders. The maturity date on the revolving line of credit was amended to August 22, 2015. The revolving line of credit is subject to limitations based on specific percentages of eligible accounts receivables and inventory and bears interest at the Company’s option at (i) the Adjusted Base Rate plus the applicable margin ranging from 2.50% to 3.25% as determined by the Company’s total leverage ratio, or (ii) LIBOR rate plus the applicable margin ranging from 3.50% to 4.25%. The Applicable Base Rate is equal to the highest of (1) the Prime Rate as determined by the syndication agent, (b) Federal Funds Rate plus 0.5% and (c) the LIBOR rate plus 1%.

Interest is due, at the Company’s option, every 30, 60 or 90 days. The Company is also required to pay a quarterly commitment fee of up to 0.50% per annum on the unused portion of the revolving line of credit. The revolving line of credit is subject to an annual provision that requires that there be no amounts outstanding for a 30 day period during the first quarter of each fiscal year; however, it can otherwise be repaid at any time without penalty.

In 2012, the Company incurred $1.3 million in debt issuance costs related to the amendment, which are being amortized over the contractual life of the revolving line of credit facility on a straight-line basis. As of December 31, 2012, the unamortized debt issuance costs related to the revolving line of credit was $1.1 million.

Other Facilities

Under the terms of the Loan and Security Agreement (as amended and restated), the Company can also draw down on a swing loan commitment of up to $5.0 million. Any borrowings on the swing loan mature in seven days of the borrowing date. In addition, the Company can arrange for certain letters of credit with a maximum amount of $5.0 million. Any borrowings against these facilities reduce the amount available pursuant to the revolving line of credit. As of December 31, 2013, the Company had not drawn any amounts on the swing loan. At December 31, 2012 the Company had drawn $0.2 million under the letter of credit facility.

Covenants

Outstanding borrowings on the Loan and Security Agreement (as amended and restated) are secured by substantially all of the assets of the Company and pledges of certain shares in the Company’s subsidiaries. The Loan and Security Agreement (as amended and restated) contains certain affirmative and negative covenants to which the Company must comply. The Company is also required to comply with the following financial covenants as amended and restated in January 2014:

Minimum EBITDA as defined in the Credit Agreement

Maximum total leverage ratio (defined as the ratio of total debt outstanding to EBITDA

Maximum amount of capital expenditures that can be incurred during a fiscal year.

Minimum liquidity thresholds of cash and borrowing availability at the end of each monthly period

The Company was not in compliance with the fixed charge coverage ratio as of June 30, 2013 and December 31, 2012 and the Company entered into two amendments to the Loan and Security Agreement (collectively the “2013 Amendments”) that waived the default of the fixed charge coverage ratio for those periods. In addition, the 2013 Amendments provided for (i) a minimum EBITDA financial covenant which required that EBITDA for the 12 month period ended June 30, 2013 not be less than $37.0 million, (ii) modification of the total fixed charge coverage ratio for periods ending September 28, 2013 through maturity, (iii) modification of the maximum total leverage ratio for the periods ending September 28, 2013 through maturity, and (iv) modification of the annual clean-down requirements of the revolving line of credit and swing loan to provide for an increase in the eligible amount outstanding from $0 to $16.5 million.

2013 Amendments

In addition, the 2013 Amendments amended the interest rate on the outstanding term loans to bear interest at the Company’s option at (i) the Adjusted Base Rate plus the applicable margin of 3.25%, or (ii) LIBOR rate plus the applicable margin of 4.25%. At December 31, 2013, the interest rates on the term loans were 5.75% and 6.50%. There were no amendments to the interest rate on the revolving line of credit facilities. As of December 31, 2013, the interest rates on the revolving loan were 5.75% and 6.50%. The 2013 Amendments also required the Company to issue Subordinated Notes to reduce the outstanding borrowings on the term loan. In August 2013, the Company issued $10.0 million of Subordinated Notes to certain affiliated investors, including the Stripes Group and the Chief Executive Officer of the Company, the proceeds of which were applied against the outstanding balance of the term loan.

In conjunction with the 2013 Amendments, the Company incurred $0.4 million in debt issuance costs related to the term notes that are being amortized to interest expense, net in the accompanying consolidated statements of operations over the contractual life of the term loans using the effective interest method. As a result of the 2013 Amendments, the Company recognized $0.4 million through interest expense of unamortized debt issuance costs related to the decrease in principal balance on the term loans to the existing lenders that were treated as a partial debt extinguishment. The remaining unamortized deferred financing costs related to the rollover principal balances to the existing lenders were treated as a debt modification. As of December 31, 2013, the unamortized debt issuance costs related to the term loans were $0.4 million.

In conjunction with 2013 Amendments, the Company incurred $0.6 million in debt issuance costs related to the revolving line of credit facilities, which are being amortized over the contractual life of the revolving line of credit facilities on a straight-line basis. As of December 31, 2013, the unamortized debt issuance costs related to the revolving line of credit were $1.2 million.

In conjunction with 2013 Amendments, other than as previously disclosed, there were no other significant changes to the swing loan and letter of credit facility. As of December 31, 2013, the Company had not drawn any amounts on the swing loan. At December 31, 2013, the Company had drawn $0.2 million under the letter of credit facility.

Subordinated Notes

The Subordinated Notes were entered into on August 30, 3013 and bear interest at a rate of (i) 10% per annum for the first year and (ii) 20% per annum for all periods thereafter. Interest accrues quarterly by increasing the principal on the notes. Accrued interest on the notes was approximately $0.3 million as of December 31, 2013. Principal and interest on the Subordinated Notes is due at maturity. The Subordinated Notes mature on the one year anniversary of the later of (i) the term loan maturity or (ii) the revolving line of credit termination date.

As described in Note 18 – Subsequent Events, the Company entered into additional Amendments of these credit facilities on January 15, 2014, and on March 13, 2014.

Scheduled principal payments on outstanding long-term debt borrowings as of December 31, 2013 is approximately $54.2 million in 2014 and $10.3 million in 2015.

8.	Commitments and Contingencies

Purchase Commitments

As of December 31, 2013 and December 31, 2012 the Company has purchase commitments of $5.2 million and $8.4 million, respectively, to purchase finished goods from third-party vendors. These purchase commitments result from the vendors’ contractual obligation to procure, assemble and manufacture the Company’s products in advance of anticipated sales.

Lease Commitments

The Company leases office and warehouse spaces under operating leases that provide for future minimum rental lease payments under non-cancelable operating leases as of December 31, 2013, are as follows:

Year ending December 31	Future Minimum Rental Lease Payments
2014	873
2015	768
2016	581
2017	539
2018	552
Thereafter	463

Total minimum lease payments	$3,776

Rent expense for the years ended December 31, 2013, 2012 and 2011 was $0.7 million, $0.6 million and $0.5 million, respectively.

Rent expense is recognized on a straight-line basis. Total deferred rent as of December 31, 2013, 2012 and 2011 was $0.3 million, $0.3 million and $0.1 million, respectively, included in other current liabilities in the accompanying consolidated balance sheet.

Litigation

The Company is involved in certain legal proceedings from time to time in the normal course of its operations. The Company believes that the eventual outcome of such proceedings will not have a material adverse effect on the Company’s consolidated financial position or its consolidated results of operations or cash flows.

On August 5, 2013, VTBH and Parametric announced that they had entered into the Merger agreement pursuant to which VTBH would have an approximately 80% ownership interest and Parametric shareholders would have an approximately 20% ownership interest in the combined company. Following the announcement, several of Parametric’s shareholders filed class action lawsuits in California and Nevada seeking to enjoin the merger. The plaintiffs in each case alleged that members of Parametric’s board of directors breached their fiduciary duties to the shareholders by agreeing to a proposed merger that allegedly undervalues Parametric. VTBH was named as a defendant in these lawsuits under the theory that VTBH aided and abetted the Parametric board of directors in allegedly violating their fiduciary duties. The plaintiffs in both cases sought a preliminary injunction seeking to enjoin closing of the Merger, which by agreement was heard by the Nevada court with the California plaintiffs invited to participate. On December 26, 2013, the court in the Nevada cases denied the plaintiffs’ motion for a preliminary injunction. Following the closing of the Merger, the Nevada plaintiffs filed a second amended complaint, which makes essentially the same allegations and seeks monetary damages as well as an order rescinding the Merger. The California plaintiffs dismissed their action without prejudice, and are now seeking to intervene in the Nevada action. VTBH believes that the plaintiffs’ claims against it are without merit and intends to vigorously defend itself in the litigation. As of December 31, 2013, the Company is unable to estimate a possible loss or range of possible loss in regards to this matter; therefore, no litigation reserve has been recorded in the consolidated financial statements.

On November 20, 2013, Shana Vasek, a purported shareholder of Parametric, filed a class action lawsuit in the United States District Court for the District of Nevada, under the caption Vasek v. Parametric Sound Corp., Case No.2:13-cv-02148-JAD-GWF, naming the same defendants, asserting substantially the same allegations and seeking substantially the same relief as asserted and sought in the above-referenced consolidated action pending in Nevada state court. In addition to asserting substantially the same claims for breach of fiduciary duty and aiding and abetting as asserted in the above-referenced consolidated action pending in Nevada state court, the plaintiff in the federal court action asserts a claim for violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 14a-9. VTBH has not been served with the complaint in the Nevada federal action. VTBH believes that the plaintiffs’ claims against it are without merit and intends to vigorously defend itself in litigation in the event it is served. As of December 31, 2013, the Company is unable to estimate a possible loss or range of possible loss in regards to this matter; therefore, no litigation reserve has been recorded in the consolidated financial statements.

9.	Preferred Stock

Series B Redeemable Preferred Stock

In September 2010, the Company issued 1,000,000 shares of its Series B redeemable preferred stock with a fair value of $12.4 million. The Series B redeemable preferred stock was recorded at fair value on the date of issuance. The Series B redeemable preferred stock is non-voting and does not contain any conversion rights.

The Series B redeemable preferred stock must be redeemed on the earlier of September 28, 2030 or the occurrence of a liquidation event at its original issue price of $12.425371 per share plus any accrued but unpaid dividends.

Dividends are cumulative and accrue at a rate of 8.0% per annum, compounded quarterly. Dividends are payable as and when declared by the board of directors of the Company.

The Company has recorded the Series B redeemable preferred stock as a non-current liability due to its mandatory redemption provisions for all periods presented. The carrying value of the Series B redeemable preferred stock is increased at each reporting date for accrued but unpaid dividends. When dividends are paid, the carrying value of the Series B redeemable preferred stock is decreased. Accrued dividends are recognized through interest expense in the accompanying consolidated statements of operations at each reporting period based on the stated dividend rate plus any additional declared dividends.

As of December 31, 2013, 2012 and 2011, 1,000,000 shares of Series B redeemable preferred stock are authorized, issued and outstanding.

There were no dividends declared during the year ended December 31, 2013. During the year ended December 31, 2012, $2.0 million in dividends were declared and paid on the Series B redeemable preferred stock.

As of December 31, 2013, 2012 and 2011, accrued and unpaid dividends are $1.3 million, $0.3 million and $1.2 million, respectively.

For the years ended December 31, 2013, 2012, and 2011, the Company recognized $1.0 million, $1.0 million and $1.0 million, respectively, of interest expense in the accompanying consolidated statements of operations on the Series B redeemable preferred stock.

Series A Convertible Preferred Stock

In September 2010, the Company issued 48,689,555 shares of its Series A convertible preferred stock for aggregate proceeds of $24.3 million.

There were no dividends declared during the year ended December 31, 2013. For the year ended December 31, 2012, $22.6 million of dividends were declared and paid on the Series A convertible preferred stock. There are no accrued but unpaid dividends on the Series A convertible preferred stock for any periods presented. The Series A convertible preferred stock was recorded at fair value on the date of issuance, net of issuance costs. Shares of the Series A convertible preferred stock are not currently redeemable. The Series A convertible preferred stock is classified outside of stockholders’ (deficit) equity because, in the event of certain “liquidation events” that are not solely within the Company’s control (including merger, acquisition, or sale of all or substantially all of the Company’s assets), the shares would become redeemable at the option of the holders. The Company has not adjusted the carrying values of the Series A convertible preferred stock to its deemed liquidation values since a liquidation event was not probable as of any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

The various rights, preferences, and privileges of the Series A convertible preferred stock are as follows:

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution, or winding-up of the corporation, each holder of Series B redeemable preferred stock shall be entitled to payment of the Series B redemption price for such shares of Series B redeemable preferred stock before any distribution or payment is made on any shares of common stock or Series A convertible preferred stock. If the corporation does not have sufficient assets to redeem the Series B redeemable preferred stock, then the entire assets available for distribution shall be distributed pro rata among the holders of the Series B redeemable preferred shares.

Once payment is made to the holders of the Series B redeemable preferred stock, the holders of the Series A convertible preferred stock are entitled to be paid an amount in cash equal to the higher of either (i) the aggregate liquidation preference of $0.50 per share plus all declared and unpaid dividends on all shares of Series A convertible preferred stock held by such holder before any distribution or payment is made upon any shares of common stock or (ii) such holder’s pro rata amount of any assets of the corporation available for distribution assuming that immediately prior to such liquidation event each share of Series A convertible preferred stock then outstanding had been converted into the number of shares of common stock issuable upon conversion of shares of Series A convertible preferred stock. If upon any such liquidation event, the corporation’s assets are insufficient to permit payment to such holders of the aggregate amount that they are entitled to be paid, then the entire assets available for distribution to the corporation’s stockholders shall be distributed pro rata among the holders of the Series A convertible preferred stock based upon the aggregate liquidation preference plus all declared and unpaid dividends on the shares of Series A convertible preferred stock held by each such holder.

A liquidation event is defined as any acquisition of the corporation by means of merger or other form of corporate reorganization in which the outstanding shares of the corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary (other than a reincorporation transaction) or a sale of all or substantially all of the assets of the corporation.

Conversion Rights

At any time and from time to time (including upon or in connection with a liquidation event), any holder of shares of Series A convertible preferred stock may convert all or any portion of the Series A convertible preferred stock held by such holder into a number of shares of common stock computed by multiplying the number of shares of Series A convertible preferred stock to be converted by the liquidation value of $0.50 per share, plus any declared but unpaid dividends) and dividing the result by the original conversion price of $0.50 per share. The conversion price per share for Series A convertible preferred stock shall be adjusted for certain recapitalizations, splits, combinations, common stock dividends, or similar events. At the current conversion prices, each share of Series A convertible preferred stock will convert on a one-for-one basis into common stock.

Each share of convertible preferred stock shall automatically be converted into shares of common stock at the then-effective conversion price upon the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series A convertible preferred stock.

Voting Rights

Each share of Series A convertible preferred stock has a number of votes equal to the number of shares of common stock into which it is convertible. Certain holders of the Series A convertible preferred stock, voting together as a single class on an as-if-converted basis, have the right to elect three directors. Certain holders of the common stock, voting together as a single class, have the right to elect two directors.

Dividend Rights

No dividends or other distributions shall be declared by the board of directors at any time while any shares of Series B redeemable preferred stock are outstanding unless the 8.0% cumulative dividends on the Series B Original Issue Price of $12.425371 per share have been paid to the holders of the Series B redeemable preferred stock.

As and when dividends are declared or paid with respect to the Series A convertible preferred stock, the holders of the Series A convertible preferred stock shall be entitled to participate in such dividends ratably on a per-share basis with respect to the shares of Series A convertible preferred stock. Dividends are payable only when and if declared by the board of directors.

No dividends or other distributions shall be declared by the board of directors on any shares of common stock at any time any shares of Series A convertible preferred stock are outstanding unless, a pro rata amount, on an as-converted basis, has been paid or declared and set apart for payment on the shares of Series A convertible preferred stock.

Redemption Rights

The Series A convertible preferred stock is not mandatorily redeemable except in the event of certain liquidation events. If a deemed liquidation event were to become probable to occur, the Company would need to reassess the ASC 480 definition of being a mandatorily redeemable financial instrument as redemption would become “an event certain to occur.”

As described in Note 18 – Subsequent Events, on January 15, 2014, all of the issued and outstanding Series A convertible preferred stock were cancelled and converted into shares of Parametric common stock, pursuant to terms of the merger agreement.

10.	Common Stock

Shares Reserved for Issuance

Shares of common stock reserved for future issuance, on an as-converted basis, are as follows:

	As of December 31,
	2013	2012	2011
Shares reserved for future issuance under the equity incentive plan	3,996,793	4,543,324	3,814,846
Outstanding stock options	11,003,207	10,456,676	3,241,611
Conversion of Series A convertible preferred stock	48,689,555	48,689,555	48,689,555

	63,689,555	63,689,555	55,746,012

Dividends

Dividends on common stock declared and paid by the Company’s board of directors were $16.4 million for the year ended December 31, 2012 on common stock. There were no other dividends declared or paid by the board of directors for any other periods.

11.	Stock-Based Compensation

The Company recognized stock-based compensation for employees and non-employees in connection with the 2011 Equity Incentive Plan (the “2011 Plan”) in the accompanying consolidated statements of operations as follows:

	For the Year Ended December 31,
	2013	2012	2011
	(In thousands)
Cost of revenue	$60	$60	$19
Selling and marketing	343	281	132
Product development	342	121	77
General and administrative	1,818	523	3,521

Total stock-based compensation	$2,563	$985	$3,749

Determination of Fair Value

	For the Year Ended December 31,
	2013	2012	2011
Expected term (in years)	6.0	6.0	6.0
Risk-free interest rate	1.0%-1.1%	0.8%-1.1%	1.5%-2.4%
Expected volatility	50.4%-50.5%	50.5%-51.1%	51.2%-52.4%
Dividend rate	0%	0%	0%

The estimated grant date fair value of stock-based awards granted was calculated based on the assumptions discussed below:

The fair value of each grant of the stock options was determined by the Company’s board of directors using the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Fair value of common stock – Because there has been no public market for the Company’s common stock, the board of directors has determined the fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors, valuations of comparable companies, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook.

Expected Term – The expected term represents the period that its stock-based awards are expected to be outstanding. The Company estimates the expected term for its equity incentive grants based on a study of several unrelated public peer companies within the Company’s industry that the Company considers to be comparable to its business and the historical data on employee exercises and post-vesting employment termination behavior taking into account the contractual life of the award.

Risk-Free Interest Rate – The risk-free interest rate is based on the interest yield in effect at the date of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Expected Volatility – Since the Company does not have a trading history for its common stock, the expected volatility was derived from the historical stock volatilities of several unrelated public companies within the Company’s industry that are considered to be comparable to the Company’s business over a period equivalent to the expected term of the stock option grants.

Dividend Rate – The expected dividend was assumed to be zero based on the fact that the Company’s credit agreement prohibits the payment of dividends. A zero dividend yield is used to compute stock option fair value.

The Company estimates its forfeiture rate based on an analysis of actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from any forfeiture rate adjustment would be recognized in the period of adjustment and if the actual number of future forfeitures differs from estimates, the Company might be required to record adjustments to stock-based compensation expense.

2011 Plan

In January 2011, the Company adopted the 2011 Plan that covers certain employees, consultants and directors of the Company who are entitled to stock options and restricted stock, as applicable, pursuant to the provisions of respective award agreements. The 2011 Plan is shareholder-approved, which, as amended, permits the granting of nonqualified stock options and restricted stock to the Company’s Participants of up to 15,000,000 shares.

Stock options are time-based and exercisable within ten years of the date of grant, but only to the extent they have vested. The options generally vest as specified in the option agreements or upon a change in control of the Company, subject to continued employment with the Company. In the event participants in the 2011 Plan cease to be employed or engaged by the Company, then all of the options would be forfeited if they are not exercised within 90 days.

The following table summarizes stock option activity for the years ended December 31, 2013, 2012, and 2011:

		Options Outstanding
	Shares Available for Grant	Number of Shares Underlying Outstanding Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In years)
Outstanding – December 31, 2010	—	—	$—	—	$—
Authorized option pool under 2011 Equity Incentive Plan	7,056,457
Granted	(5,975,982)	5,975,982	0.50
Forfeited	2,734,371	(2,734,371)	0.50

Outstanding – December 31, 2011	3,814,846	3,241,611	0.50	9.17	4,149,262
Additional options authorized	7,943,543
Granted	(7,656,094)	7,656,094	2.03
Forfeited	441,029	(441,029)	0.50

Outstanding – December 31, 2012	4,543,324	10,456,676	1.62	9.29	5,842,409
Granted	(1,175,000)	1,175,000	2.01
Forfeited	628,469	(628,469)	0.97

Outstanding – December 31, 2013	3,996,793	11,003,207	1.70	8.66	167,154

Vested and expected to vest – December 31, 2012		10,456,676	$1.62	9.29	$5,842,409

Exercisable – December 31, 2012		1,320,169	$0.50	8.14	$2,214,695

Vested and expected to vest – December 31, 2013		11,003,207	$1.70	8.66	$167,154

Exercisable – December 31, 2013		4,250,527	$1.38	8.03	$1,429,144

The weighted-average grant-date fair value of options granted to employees for years ended December 31, 2013, 2012 and 2011 was $1.16, $1.02 and $0.46 per share, respectively. The aggregate fair value of stock options which vested for the years ended December 31, 2013, 2012 and 2011 was $2.8 million, $0.5 million and $0.4 million, respectively. None of the Company’s stock options have been exercised.

The income tax benefit related to share-based compensation expense was $0.9 million, $0.4 million and $1.4 million for December 31, 2013, 2012, and 2011, respectively. As of December 31, 2013, the Company has stock-based compensation of $6.7 million related to unvested stock options, net of estimated forfeitures that the Company expects to recognize over a weighted-average period of 2.4 years.

The following table summarizes additional information regarding outstanding and exercisable options under the 2011 Plan as of December 31, 2013:

	Options Outstanding			Options Exercisable
Exercise prices	Number of Shares Underlying Outstanding Options	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price per Share	Number of Shares Underlying Vested Options	Weighted- Average Exercise Price Per Share
		(In years)
$0.50	2,348,524	7.62	$0.50	1,792,816	$0.50
$2.01	7,905,448	8.77	$2.01	2,103,265	$2.01
$2.16	749,235	7.73	$2.16	354,446	$2.16

	11,003,207			4,250,527

Restricted Stock

During the year ended December 31, 2011, the board of directors issued 2,822,582 shares of restricted common stock to one of the directors of VTB, in the capacity of consultant director at a fair value of $1.21 per share. Restricted stock was valued with a price equal to the estimated fair value of the Company’s common stock at the date of grant.

This restricted stock vested immediately upon its issuance but was subject to repurchase rights of the Company and the Company recognized stock-based compensation of $3.4 million for the year ended December 31, 2011.

Parametric Merger

As described in Note 18 – Subsequent Events, as a result of the Merger on January 15, 2014 the exercise price of options outstanding under the Company’s plans was increased and the number of stock options and restricted stock shares outstanding were decreased pursuant to a formula specified by the Merger agreement.

12.	2011 Phantom Equity Appreciation Plan

In November 2011, the Company adopted a 2011 Phantom Equity Appreciation Plan that covers certain employees, consultants, and directors (“Participants”) of the Company who are entitled to phantom units, as applicable, pursuant to the provisions of respective award agreements. This Phantom Equity Appreciation Plan is shareholder-approved, which, as amended, permits the granting of phantom units to the Company’s Participants of up to 1,500,000 units.

Under the plan, eligible participants are granted a plan unit at an exercise price which vests over a period of time, generally four years. Upon a change in control, meaning any event that constitutes a qualifying liquidation event, the participant will earn and be paid a cash bonus for the vested plan units that is equal to the difference between the exercise price of the plan on the date of grant and the fair market value of the plan unit on the date of the change in control event. The amount of the cash bonus payment may be reduced for the amount of required employee payroll withholding tax. If Participants incur a termination of service for any reason (excluding a termination for cause), (i) the Participants unvested phantom units shall immediately terminate and be cancelled for no consideration and (ii) the Participants’ vested phantom units shall remain outstanding until a change of control. If Participants are terminated for cause, the Participants shall forfeit their entire award, including all vested and unvested phantom units.

As December 31, 2013 and 2012, 1,255,280, and 1,389,702 Phantom units at a weighted-average exercise price of $0.89 and $0.93 have been granted and are outstanding, respectively. No phantom units were granted for the year ended December 31, 2011.

As of December 31, 2013 compensation expense related to the Phantom Equity Appreciation Plan units remained unrecognized because as of those dates the Company did not believe the change in control event was probable of occurring. If the change in control had occurred on December 31, 2013 or December 31, 2012, the Company would have recognized $1.0 million and $0.5 million of compensation expense for the vested phantom units based on the fair value of the Company’s common stock as determined by the board of directors of $1.72 per share and $2.18 per share as of December 31, 2013 and December 31, 2012, respectively.

13.	Net (Loss) Income per Share of Common Stock

The following table sets forth the computation of basic and diluted net (loss) income per share of common stock attributable to common stockholders:

	For the Year Ended December 31,
	2013	2012	2011
	(In thousands, except per share data)
Numerator:
Basic and diluted:
Net (Loss) Income	$(6,163)	$26,460	$21,554
Noncumulative dividends on Series A convertible preferred stock	—	(22,627)	—
Undistributed earnings allocated to Series A convertible preferred stock	—	(2,222)	(12,699)

Net (loss) income attributable to common stockholders, basic and diluted	$(6,163)	$1,611	$8,855

Basic:
Weighted-average shares used in computing net (loss) income per share attributable to common stockholders, basic	35,282	35,282	33,952

Diluted:
Weighted-average shared used in computing net (loss) income per share attributable to common stockholders, basic	35,282	35,282	33,952
Added weighted-average effect of dilutive securities	—	983	972

Weighted-average shared used in computing net (loss) income per share attributable to common stockholders, diluted	35,282	36,265	34,924

Net (loss) income per share attributable to common Stockholders:
Basic	$(0.17)	$0.05	$0.26

Diluted	$(0.17)	$0.04	$0.25

The following weighted-average shares of common stock equivalents were excluded from the computation of diluted net (loss) income per share of common stock for the periods presented because including them would have been antidilutive (in thousands).

	Year Ended	Year Ended	Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
Stock options to purchase common stock	8,475	2,779	265

14.	Income Taxes

The geographical breakdown of (loss) income before the provision for income taxes is as follows:

	Years Ended December 31,
	2013	2012	2011
	(In thousands)
Domestic	$(6,026)	$39,626	$35,336
Foreign	953	842	—

(Loss) Income before provision for income taxes	$(5,073)	$40,468	$35,336

The components of the provision for income taxes are as follows:

	Years Ended December 31,
	2013	2012	2011
	(In thousands)
Current:
Federal	$(2,456)	$13,660	$13,752
State	54	1,510	1,418
Foreign	233	436	—

Total current	(2,169)	15,606	15,170

Deferred:
Federal	3,574	(1,148)	(1,358)
State	190	(120)	(30)
Foreign	(505)	(330)	—

Total deferred	3,259	(1,598)	(1,388)

Total provision for income taxes	$1,090	$14,008	$13,782

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	Years Ended December 31,
	2013	2012	2011
	(In thousands)
U.S. federal taxes at statutory tax rate	$(1,776)	$14,024	$12,368
State taxes, net of federal benefit	158	904	902
Foreign tax rate differential	(282)	(49)	—
Gain on bargain purchase	—	(804)	—
Acquisition Costs	865	—	—
Interest on Series B preferred stock	353	—	—
Change in management position	1,177	—	—
Permanent and other	595	(67)	512

Provision for income taxes	$1,090	$14,008	$13,782

	Years Ended December 31,
	2013	2012
	(In thousands)
Deferred tax assets, current	$2,214	$4,452
Deferred tax assets, non-current	1,952	2,266
Deferred tax liabilities, non-current	(1,976)	(1,174)

Total net deferred tax assets	$2,190	$5,544

	Years Ended December 31,
	2013	2012
	(In thousands)
Deferred tax assets:
Allowance for doubtful accounts	$82	$84
Inventory	757	1,093
Compensation accrual	1,384	2,830
Accruals and other	1,943	3,204

Deferred tax assets	4,166	7,211

Deferred tax liabilities:
Property and equipment	(838)	(493)
Intangible assets	(1,138)	(1,174)

Deferred tax liabilities	(1,976)	(1,667)

Net deferred tax assets	$2,190	$5,544

As of December 31, 2013, 2012 and 2011, the Company did not have any net operating loss carry forwards from prior years.

The Company intends to indefinitely reinvest earnings from its foreign subsidiary and, accordingly, no related provision for U.S. federal and state income taxes has been provided on such earnings. Upon distribution of those earnings in the form of dividends or otherwise, the Company may be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes in the various countries. At December 31, 2013, the undistributed earnings approximated $2.9 million. The determination of the future tax consequences of the remittance of these earnings is not practicable.

Uncertain Tax Positions

The following is a reconciliation of the beginning and ending amount of total gross unrecognized tax benefit liabilities:

	Years Ended December 31,
	2013	2012
	(In thousands)
Gross unrecognized tax benefit – beginning balance	$1,468	$1,069
Increases related to tax positions taken during current year	—	399

Gross unrecognized tax benefit – ending balance	$1,468	$1,468

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the income tax provision. As of December 31, 2013, the Company had $1.5 million of uncertain tax positions of which $1.0 million represent the amount that, if recognized, would impact the effective income tax rate in future periods. While it is often difficult to predict the final outcome of any particular uncertain tax position, the Company does not believe that the amount of unrecognized tax benefits will change significantly in the next twelve months. Interest and penalty accrued for the periods presented were approximately $0.5 million.

The Company files income tax returns in the U.S. federal, various states and foreign tax jurisdictions. The Company is subject to U.S. federal income tax examination for the 2010 through 2013 tax years. Additionally, the Company is subject to various state income tax examinations for the 2009 through 2013 tax years.

15.	Defined Contribution Plans

VTB maintains a defined contribution 401(k) profit sharing plan (the “Plan”) for all employees who are over the age of 21. Participants may make voluntary contributions up to the maximum amount allowable by law. The Company may make contributions to the Plan on a discretionary basis that vest to the participants ratably over a six-year graded vesting schedule, beginning with the second year of participation. The Company made an employer match to the Plan which was insignificant for the years ended December 31, 2013 and 2012 and 2011.

TB Europe operates a defined contribution pension plan and the pension charge represents the amounts payable by the Company to the fund in respect of the year. The assets of the plan are held separately from those of TB Europe in an independently administered fund. Pension costs for the years ended December 31, 2013 and 2012 were insignificant.

16.	Geographical Information

The following table represents total net revenues based on where customers are physically located:

	Year Ended	Year Ended	Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
	(In thousands)
United States	$124,285	$146,365	$131,115
Europe	44,055	50,874	27,900
Other	10,130	9,897	7,106

Total revenues	$178,470	$207,136	$166,121

Revenues earned in the United Kingdom comprised $29.0 million and $27.1 million for the years ended December 31, 2013, and 2012, respectively. No other country outside of the United States comprised 10% or greater of total revenues for the years ended December 31, 2013, 2012 and 2011.

Property and equipment, net by location are summarized as follows:

	As of December 31,	As of December 31,
	2013	2012
	(In thousands)
United States	$7,276	$5,006
China	—	657
United Kingdom	93	69

Total property and equipment, net	$7,369	$5,732

17.	Related Party

For the years ended December 31, 2013 and 2012 the Company incurred consulting fees of $0.2 million and $0.3 million, respectively towards professional services provided by one of its shareholders.

Subordinated Notes

On August 30, 2013, VTBH issued $10.0 million of subordinated notes (the “August Notes”) to Juergen Stark, VTBH’s chief executive officer, Ronald Doornink, a director of VTBH, and SG VTB Holdings, LLC (“SG VTB”), VTBH’s largest shareholder. The August Notes bear interest at a rate of (i) 10% per annum for the first year and (ii) 20% per annum for all periods thereafter, with interest accruing and being added to the principal amount of the August Notes quarterly. Principal and interest on the August Notes are due upon maturity of the August Notes, which shall occur on the one year anniversary of the later of (i) the term loan maturity date under VTBH’s Loan and Security Agreement or (ii) the revolving line of credit termination date thereunder. The proceeds from the August Notes were used to repay an equivalent portion of VTBH’s outstanding term loans.

In connection with the Third Amendment of VTBH’s Loan and Security Agreement, on January 15, 2014 VTBH issued an additional $7.0 million subordinated note (the “January Note”) to SG VTB, the proceeds of which were applied against the outstanding balance of the term loan under the Loan and Security Agreement. The January Note bears interest at a rate of (i) 10% per annum until December 31, 2014 (which is the maturity date of the January Note) and (ii) 20% per annum for all periods thereafter, with interest accruing and being added to the principal amount of the January Note quarterly. The other terms of the January Note are substantially similar to the terms of the August Notes.

18.	Subsequent Events

Merger Agreement

On January 15, 2014 (the “Closing Date”), VTBH and Parametric completed the merger (the “Merger”) of Merger Sub with and into VTBH in accordance with the terms and conditions of the Merger Agreement. As a result of the Merger, VTBH, the surviving entity in the Merger, became a wholly-owned subsidiary of Parametric and a publicly traded Company NASDAQ: (PAMT).

In connection with the Merger, Parametric issued to the former holders of VTBH common stock and Series A Preferred Stock an aggregate of 30,227,100 shares of Parametric common stock, par value $0.001 per share (“Parametric Common Stock”). The number of shares of Parametric Common Stock issued was computed in accordance with a formula specified in the Merger Agreement using an exchange ratio of 0.35997 shares of Parametric Common Stock for every one share of VTBH common stock or Series A Preferred Stock. In addition, in accordance with the terms of the Merger Agreement, all outstanding options to purchase shares of VTBH common stock were converted into options to purchase shares of Parametric Common Stock and were assumed by Parametric. These newly issued shares of Parametric Common Stock, together with the converted options, represented approximately 80% of the total issued and outstanding shares of Parametric Common Stock, on a fully-diluted basis, as of the Closing Date.

For accounting purposes, the Merger was treated as a “reverse acquisition” and VTBH was considered the accounting acquirer. Accordingly, VTBH’s historical results of operations will replace Parametric’s historical results of operations for all periods prior to the Merger, and for all periods following the Merger, the results of operations of both companies will be included in Parametric’s financial statements.

Loan Amendments

On January 15, 2014 the Company entered into a third amendment with its lender to among other things: (a) permit the Company to incur an additional $7 million of subordinated debt; (b) change the term loan maturity to February 28, 2014; (c) change the revolving credit maturity to September 27, 2014; (d) reduce the revolving loan commitment to $35 million on and after March 1, 2014; (e) increase the applicable libor and base rate interest margins, and (f) modify certain financial covenants (see Note 7 – Long-Term Debt), (g) reduce the swing loan commitment amount to $2.5 million, and (h) increase eligible amount outstanding to $25 million for annual clean down requirement of revolving line of credit and swing loan.

On March 13, 2014, the “Company entered into a Fourth Amendment with its lenders, to among other things, (a) increase the maximum principal amount of the lenders’ revolving loan commitment between February 28, 2014 and April 15, 2014 from $35 million to approximately $39 million, then reverting back to $35 million after April 15, 2014; (b) provide that the Borrowers, on or prior to April 15, 2014, will reduce its revolving loans outstanding to the lesser of $35 million or the Company’s borrowing base (calculated in accordance with the terms of the Credit Agreement) as of such date, (c) waive the Company’s obligation to deliver certain certificates regarding the its liquidity and borrowing base for the fiscal month ended February 28, 2014, and to specify the delivery date of certain March certificates during March 2014 and April 2014, (d) eliminate a requirement that the Borrowers reduce the aggregate dollar amount of revolving loans and swing loans outstanding under the Credit Agreement to an amount no greater than $25 million for a thirty consecutive day period during the first fiscal quarter of each fiscal year, and (e) eliminate the lenders’ obligation to make additional revolving loan commitments after February 28, 2014, in each case, effective as of February 28, 2014. In addition, PNC Bank, N.A. and the other lenders will receive an agreed upon fee in connection with the Amendment.

In connection with the Amendment, SG Growth Partners I LP, a Delaware limited partnership (“SG Growth Partners”), has agreed to purchase from the Borrowers, and the Borrowers have agreed to issue to SG Growth Partners, subordinated notes in an amount (up to an aggregate of $10 million) equal to the amount by which the aggregate dollar amount of revolving loans outstanding under the Credit Agreement exceeds, or the Company’s liquidity capacity is less than, certain agreed upon amounts on specified dates beginning April 4, 2014, with the proceeds of such issuances required to be applied to reduce the amount of revolving loans outstanding under the Credit Agreement. SG Growth Partners is the sole member of SG VTB Holdings, LLC (“SG VTB”), the Company’s largest shareholder. Under the terms of the Amendment, the terms of any subordinated notes issued to SG Growth Partners will be substantially similar to the terms of the subordinated note issued to SG VTB by Turtle Beach in connection with the third amendment to the Credit Agreement.

Monthly Closing Dates

As disclosed in Note 1 Basis of Presentation, for 2013 and prior years, the Company historically recorded its results on a four-four-five week basis such that its fiscal quarters end on the last Saturday of each calendar quarter. Effective January 31, 2014 VTBH began closing its books on a calendar month and quarter basis.

19.	Quarterly Results of Operations (unaudited)

The following table sets forth a summary of the Company’s consolidated unaudited quarterly results of operations for the years ended December 31, 2013, and 2012, in thousands of dollars.

	Quarters (unaudited)
	First	Second	Third	Fourth	YTD
Net revenue:
2013	$29,533	$24,520	$38,299	$86,118	$178,470
2012	$22,939	$29,524	$44,636	$110,037	$207,136
Cost of revenue:
2013	$20,908	$18,198	$29,653	$59,382	$128.141
2012	$15,794	$20,005	$27,090	$69,906	$132,795
Income (loss) from continuing operations:
2013	$(338)	$(5,755)	$(3,301)	$10,992	$1,598
2012	$2,659	$5,017	$9,443	$25,791	$42,910
Net (loss) income:
2013	$(2,304)	$(3,338)	$(1,402)	$881	$(6,163)
2012	$917	$3,185	$5,188	$17,170	$26,460

PROSPECTUS

$75,000,000 of Common Stock and Warrants Offered by Parametric Sound Corporation.

By this prospectus and an accompanying prospectus supplement, we may from time to time offer and sell, in one or more offerings, up to $75,000,000 in any combination of common stock and warrants.

We will provide you with more specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

We may offer these securities from time to time in amounts, at prices and on other terms to be determined at the time of offering. We may offer and sell these securities to or through underwriters, dealers or agents, or directly to investors, on a continuous or delayed basis. The supplements to this prospectus will provide the specific terms of the plan of distribution. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Our common stock is listed on the NASDAQ Capital Market under the symbol “PAMT”. On May 2, 2013, the last reported sales price for our common stock was $19.03 per share.

Investing in the common stock being offered by this prospectus is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 5 of this prospectus for factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 16, 2013

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered. Each time we offer securities for sale, we will provide a prospectus supplement that contains specific information about the terms of that offering. Any prospectus supplement may also add or update information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell or solicitations to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should not assume that the information in this prospectus or any prospectus supplement, as well as the information we file or previously filed with the SEC that we incorporate by reference in this prospectus or any prospectus supplement, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus contains statistical data that we obtained from industry sources. These sources generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy or completeness of the information. Although we believe that the industry sources are reliable, we have not independently verified their data.

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PROSPECTUS SUMMARY

This summary contains basic information about us. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes incorporated by reference in this prospectus, before making an investment decision. As used in this prospectus, the terms the “Company,” “we,” “our,” “ours” and “us” may, depending on the context, refer to Parametric Sound Corporation or to Parametric Sound Corporation’s subsidiaries or to Parametric Sound Corporation and its subsidiaries, taken as a whole.

Our Business

This is only a summary and may not contain all the information that is important to you. You should carefully read both this prospectus and any accompanying prospectus supplement and any other offering materials, together with the additional information described under the heading “Where You Can Find More Information.”

About Parametric Sound Corporation

We are a technology company with a substantial body of intellectual property focused on delivering novel audio solutions. Our HyperSonic® Sound technology creates sound in a new way – “in-the-air” along a directional ultrasonic beam – a significant departure from traditional speaker technology. Our ability to beam, focus and control sound empowers solutions for commercial applications, consumer audio and applications to amplify sound for persons with normal and impaired hearing. We are establishing HyperSound™ as the consumer brand for our novel sound reproduction method that enhances standard stereo content producing a robust and distinct 3D sound image from just two thin emitters.

Our Proprietary Technology Platform

We established many of the foundational patents allowing the commercial and economical use of audio generated using concepts known as parametric or nonlinear acoustics. We pioneered the practical applications of these concepts to generate audio and have amassed a patent portfolio of 26 issued United States and foreign patents and we have 12 patent applications pending, many of which we consider foundational to commercial, consumer and hearing applications of nonlinear acoustics.

Our patented and patent pending technology employs ultrasonic frequencies to carry content, such as music and voice, into the air. Proprietary ultrasonic emitters, or transducers, convert electrical energy to high frequency acoustical energy, producing ultrasonic frequencies beyond the range of hearing. These ultrasonic emitters are used in lieu of loudspeakers to emit a custom-generated ultrasonic wave with the proper difference frequency characteristics to produce audible sound within, throughout and along a tightly formed beam. Audible sound is generated in the air itself and is focused and directed.

We believe we are the first to develop technology and methods to economically generate directional audio from one or more emitters and three-dimensional (3D) sound from two emitters. We are advancing the science behind the application of our HyperSound technology in health care to help those with various levels of impaired hearing. We continue to devote significant resources towards improving performance of our technology, systems and methods.

Our Target Markets

We are currently focusing our efforts on applications of our parametric technology platform in three areas:

Commercial Applications

Our initial focus and proof of technology has been on the use of directed sound in the digital signage, point-of-purchase, in-store networks and related markets and applications. We believe our HSS-3000 product line meets the current requirements of these customers. Our technology also addresses other commercial applications including kiosks, point-of-sale (POS) terminals and slot machines, and we are developing new form factors for our emitters and accessories to better meet the requirements to serve these customers. We have also identified future commercial uses of our technology in cinema, concert halls and other venues.

We are currently selling our HSS-3000 products directly to end user commercial digital signage customers and through distributors, value added resellers, or VARs, and agents. We anticipate we can also sell or license to OEMs for integration in kiosks, POS terminals and slot machines.

We presently assemble HSS-3000 products at our corporate facility but are negotiating higher volume contract manufacturing arrangements to allow higher volume manufacturing in the future.

Consumer Applications

We believe the increased sophistication of video gaming including higher resolution images, more realistic and interactive content and the use of 3D displays creates a growing opportunity for our enhanced audio. With the advent of flat panel display, manufacturers have been focused on creating the thinnest form factor often at the expense of sound quality. We believe our ability to create a 3D sound image from just two thin emitters complements many gaming platforms, computers and television and home theater applications. Our enhanced audio solution complements these devices by delivering a more robust sound image and directing and focusing sound to an individual user or by other techniques targeting a broader listening audience.

We established a wholly-owned licensing subsidiary, PSC Licensing Corp., through which we seek to license our solutions to established industry partners and OEMs to make products incorporating our technologies widely available to consumers in high-growth markets. We have developed functional prototypes in several market verticals in cooperation with prospective OEMs to demonstrate the viability of our technology. We are currently in discussions with various consumer OEMs for the incorporation of our technology into their products or as an accessory product, such as video gaming speakers and television soundbars. We intend to license our technology and work with partners to commercialize products, although we have no revenue producing licenses and there is no assurance that we will be able to generate licensing revenue in the future.

Health Care

During fiscal 2012 we identified health care, initially the hearing loss population, as a target market for HyperSound applications. We are evaluating observations from our consumer preference surveys that persons with normal and impaired hearing reported greater comprehension or clarity of sound compared to standard speakers. We believe the delivery of sound in the air closer to the ear contributes to these observations. We have engaged audiology professionals and medical consultants to investigate and better understand the mechanisms at work with HyperSound and we believe there are opportunities to develop, produce or license products targeted for sound amplification and/or assisted listening. In most jurisdictions in which we hope to market product, claims or statements that products may mitigate hearing impairment or improve hearing may require that such products receive medical device classification, which would require regulatory clearance from the U.S. Food and Drug Administration and similar regulatory agencies in other jurisdictions prior to product sales and marketing. We are analyzing market feasibility and we are preparing documentation and intend to file for approval for regulated applications of our technology in the U.S. and other jurisdictions. There is no assurance such applications will be filed or, if filed, that they will be approved in the U.S. or in any other jurisdiction.

We have formed a wholly-owned subsidiary, HyperSound Health, Inc. (“HHI”), to pursue health care applications of HyperSound (i.e., products intended to improve listening comprehension and provide localized sound amplification for individuals who may otherwise have difficulty in hearing or understanding television or other sounds). Although we currently control and manage the operations of HHI, we anticipate that HHI will become separately managed in the future.

To enable HHI to pursue health care applications of HyperSound, we have granted to HHI an exclusive, worldwide, royalty-bearing license (“License”) to use certain HHS-related intellectual property and technology owned or licensed by us (the “Licensed Materials”) solely for, and in connection with, the use, testing, manufacture, marketing, sale, offering for sale, commercialization, distribution and servicing of products in the medical device and “personal sound amplification product” fields (such products collectively, the “Licensed Products”); the license also permits HHI to enter into third party licensing agreements in connection with the Licensed Products. A “personal sound amplification product” is defined in the License to mean an electronic product that is not intended to compensate for impaired hearing, but rather is intended for non-hearing impaired customers to amplify sounds in the environment for a number of reasons, such as for recreational activities or to improve comprehension; however, the term “personal sound amplification product” as defined in the License expressly excludes any product marketed for or intended for use (i) by multiple users in a public space (e.g., digital signage), (ii) as an integrated part of a television, gaming console, telephone or music playback device, (iii) as speakers marketed as home theater, gaming or home stereo components, (iv) in automobiles, aircraft, watercraft and other forms of transportation or (v) in personal computers, tablets or smart phones. HHI has the limited right to sub-license the Licensed Materials (i) in connection with the permitted uses under the license and (ii) with our prior written consent. The License does not grant to HHI any rights with respect to the fields of general consumer use or digital signage. The License will last until the expiration of the last patent owned or licensed by us pertaining to HyperSound, but may be terminated earlier by either party upon (i) an uncured breach by the other party of its obligations under the license or (ii) the dissolution of HHI. In consideration for its rights under the License, HHI is required to pay us royalties of (i) 15% of all cash and non-cash revenues from any source, including net sales, of the Licensed Products and (ii) 30% of all cash and non-cash consideration received by HHI from third party license agreements, joint ventures and co-development agreements (such royalties in (i) and (ii) collectively, “Earned Royalties”), with the following adjustments: If the amount of Earned Royalties is less than $1,000,000 before the earlier to occur of (i) April 4, 2017 and (ii) HHI’s procurement of aggregate equity based financing of $20,000,000, then HHI will pay us $1,000,000 in royalties; and if the amount of Earned Royalties is less than $500,000 in any year following the fourth year of the term, then HHI will pay us $500,000 in royalties for such year.

In February 2013, HHI adopted an equity incentive plan under which it may grant options to purchase up to 250 shares of its common stock (representing 25% of the 1,000 shares of common stock outstanding) to HHI employees, directors and consultants. In February 2013, we granted to two medical consultants stock options to purchase in the aggregate 40 shares of HHI’s outstanding common stock, and in March 2013 we granted an option to purchase 50 shares of HHI’s outstanding common stock to our Executive Chairman, Ken Potashner (and who also serves as the President of HHI), and an option to purchase 50 shares of HHI’s outstanding common stock to an HHI employee. These option grants are subject to a combination of performance and time-based vesting, and also contain certain anti-dilution adjustment rights (which generally allow the option holders to maintain their percentage ownership in HHI during a three-year period from the date of the original option grant), as well as repurchase rights and first refusal rights in favor of HHI.

For a description of our business, financial condition, results of operations and other important information regarding us, we refer you to our filings with the SEC incorporated by reference in this prospectus. For instructions on how to find copies of these documents, see “Where You Can Find More Information.”

Corporate Information

We were incorporated in Nevada on June 2, 2010 as a new, wholly owned subsidiary of LRAD Corporation in order to effect the separation and spin-off of our HyperSound business. On September 27, 2010, the 100% spin-off was completed and we became a stand-alone, independent, publicly traded company. Our corporate office is located at 13771 Danielson Street, Suite L, Poway, California 92064. Our telephone number is (888) 477-2150. Additional information about us is available on our website at www.parametricsound.com. The information contained on or that may be obtained from our website is not, and shall not be deemed to be, a part of this prospectus.

The Offering

Issuer	Parametric Sound Corporation

Sellers	This prospectus relates to the sale by us of shares of our common stock and warrants to purchase shares of our common stock.

Securities Offered	Up to $75,000,000 of shares of our common stock and warrants to purchase shares of our common stock to be sold by us from time to time. The prices at which we may sell the shares or warrants will be determined by the prevailing market price for the shares or in negotiated transactions.

Exchange	Our common stock is listed on the NASDAQ Capital Market under the symbol “PAMT.”

Risk Factors	Investing in our common stock involves significant risk. See “Risk Factors” for a discussion of the risks associated with an investment in our common stock.

RISK FACTORS

An investment in our company involves a high degree of risk. In addition to the other information included in this prospectus, you should carefully consider the following risk factors in determining whether or not to purchase the shares of common stock offered under this prospectus. You should consider these matters in conjunction with the other information included or incorporated by reference in this prospectus. Our results of operations or financial condition could be seriously harmed, and the trading price of our common stock may decline due to any of these or other risks.

This prospectus contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this prospectus and include statements regarding the intent, belief or current expectations of our management, directors or officers primarily with respect to our future operating performance. Prospective purchasers of our securities are cautioned that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to various factors. The accompanying information contained in this prospectus, including the information set forth below, identifies important factors that could cause these differences. See “Special Note Regarding Forward-Looking Statements” below.

Risk Factors Relating to Our Business

We have a history of operating losses, expect additional losses and may not achieve or sustain profitability.

We have incurred operating losses since our spin-off in September 2010 and expect additional losses until we achieve revenues and resulting margins to offset our operating costs. We expect to expend significant resources on personnel, consultants, intellectual property protection, research and development, marketing, production and administration. Our net loss for the fiscal years ended September 30, 2012 and 2011 was $4,462,182 and $1,484,458, respectively. Our ability to achieve future profitability is dependent on a variety of factors, many outside our control. Failure to achieve profitability or sustain profitability, if achieved, may require us to obtain additional funding which could have a material negative impact on the market value of our common stock or be dilutive.

Focusing our business model on realizing the value of our intellectual property through licensing is a relatively recent initiative and may not result in anticipated benefits.

During fiscal 2012 we announced that we were focusing our efforts on leveraging the value of our intellectual property by seeking to license our technology to established industry partners in target markets and growing our product business in digital signage and related markets. We have a limited operating history and a limited track record with respect to our licensing strategy, making it difficult to evaluate our current business and future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by companies with evolving business strategies. If we do not manage these risks successfully, our business and operating results will be adversely affected. In addition, our intellectual property licensing strategy may place increased demands on our personnel and divert resources from product sales and product operations adversely affecting future results. We also may not realize any or all of the anticipated benefits of our strategies.

Our licensing strategy is untested, subject to risk and there is no assurance companies will license our technology or produce licensable products or pay license fees sufficient to sustain our operations.

Our licensing strategy is untested and we have no licensing revenue to date. There can be no assurance that consumer electronic product companies we have targeted or will target will license our technology or, if so, produce licensable products. Our plans and ability to license for particular applications may require additional product development and there can be no assurance we can demonstrate performance acceptable to prospective licensees. The markets for consumer electronic products in which our technology is intended are intensely competitive and price sensitive. This could place pressure on licensing fees and limit our ability to exploit our technology. We also risk that licensees will inaccurately report licensing royalties, if any, or that they or others will make unauthorized use of our intellectual property.

We are susceptible to general economic conditions, and continued difficult economic circumstances in our industry or a reduction in spending by customers could adversely affect our operating results.

The electronics industry in general has historically been characterized by a high degree of volatility and is subject to substantial and unpredictable variations resulting from changing business cycles. Our operating results will be subject to fluctuations based on general economic conditions, in particular conditions that impact discretionary consumer spending. The audio products sector of the electronics industry has and may continue to experience a slowdown in sales, which adversely impacts our ability to generate revenues and impacts the results of our future operations. The current tight credit in financial markets may adversely affect the ability of our commercial customers to finance purchases and operations and could result in an absence of orders or spending for our products as well as create supplier disruptions. We are unable to predict the likely duration and severity of the adverse economic conditions and disruptions in financial markets and the effects they will have on our business and financial condition.

We purchase a number of key components and subassemblies from foreign suppliers. Consequently, we are subject to the impact economic conditions can have on such suppliers and subject to fluctuations in foreign currency exchange rates. Increases in our cost of purchasing these items could negatively impact our financial results if we are not able to pass these increased costs on to our customers.

A significant portion of our revenue has been derived from a few large customers and sales of one product category.

We are dependent on one core technology and product category and limited products to generate revenues. We cannot assure you that these or other future products will achieve customer acceptance to attain a level of sales to support our operating costs. The vast majority of our product sales are generated from a small number of customers and we have no licensing revenue to date. Three customers accounted for 30%, 16% and 16% of our total revenues in fiscal 2012 and two customers accounted for 46% and 35% of our total revenues in fiscal 2011. We do not have long-term agreements with these or other customers and our agreements with these customers do not require them to purchase any specific number or amount of our products. As a result, agreements with respect to pricing, returns, promotions, among other things, are subject to periodic negotiation with each customer. No assurance can be given that these or other customers will continue to do business with us. The loss of any of our significant customers could have a material adverse effect on our business, results of operations, financial condition and liquidity. In addition, the uncertainty of product orders can make it difficult to forecast our sales and allocate our resources in a manner consistent with actual sales, and our expense levels are based in part on our expectations of future sales. If our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls.

We must develop a larger customer base or generate license revenues in order to grow our business.

To grow our business we must develop relationships with new customers and obtain and fulfill increased orders from both prior and new customers. Our sales to date have been limited to a few customers. We cannot guarantee that we will be able to develop a larger customer base. Further, even if we continue to retain prior customers and obtain new customers, we cannot guarantee that those customers will purchase sufficient quantities of our products at prices that will enable us to recover our costs in acquiring those customers and fulfilling orders. We also cannot guarantee that we will be able to generate any future license revenues. Our ability to increase sales of our products or generate license revenues depends on a number of factors, including:

•	our ability to timely demonstrate or manufacture reliable products that have the features required by customers;

•	our ability to develop relationships with new customers that will lead to sales of our products or licensing of our technology;

•	our ability to develop and expand into new markets for our audio products and technology; and

•	our ability to develop international product distribution or licensing directly or through partners.

Errors, limitations or defects contained in our products, failure to comply with applicable safety standards, product injury claims or a product recall could result in delayed shipments or rejection of our products, increased warranty costs or damage to our reputation and expose us to regulatory or other legal action.

Our technology is substantially different from proven, mass-produced sound transducer designs. Any performance limitations, defects or errors in the operation of our products could result in the rejection of our products by our customers, damage to our reputation, lost sales, diverted development resources, increased customer service, adverse regulatory actions and warranty claims, any of which could harm our business. Complex components and assemblies used in our products may contain undetected defects that are subsequently discovered at some point in the life of the product. Defects in our products may result in a loss of sales, injury or other loss to customers, and may injure our reputation and increase our warranty or service costs. We may incur substantial and unpredictable warranty costs from post-production product or component failures. Defects and/or warranty costs could adversely affect our financial position, results of operations and business prospects.

End-users of our products could sustain injuries from our products, and we may be subject to claims or lawsuits resulting from such injuries including damage to hearing. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. We may also be unable to maintain adequate liability insurance in the future. Because we are a small company, a product recall would be particularly harmful to us. We have limited financial and administrative resources to effectively manage a product recall, and it would detract management’s attention from implementing our core business strategies. A significant product defect or product recall could materially and adversely affect our brand image, cause a decline in our sales, and could reduce or deplete our financial resources adversely affecting our financial results.

We may face personal injury and other liability claims that harm our reputation and adversely affect our sales and financial condition.

Since our products include ultrasonic emissions along with the acoustic output, customers or others could claim damage to human hearing or human health irrespective if the product is used properly or improperly, such as when the product is used at extreme close ranges for long periods of exposure. A person claiming injury in connection with the use of our products may bring legal action against us to recover damages on the basis of theories including personal injury, negligent design, dangerous product or inadequate warning. We may also be subject to lawsuits involving allegations of misuse of our products. While we have product liability insurance, it may be too costly for us or may be unavailable and it may be insufficient to pay any claims. We may not have sufficient resources to satisfy any product liability claims not covered by insurance which would materially and adversely affect our financial position. Significant litigation could also result in a diversion of management’s attention and resources and negative publicity.

If we are unable to keep up with rapid technological changes, our processes, products or services may become obsolete.

The directed audio market is characterized by significant and rapid technological change. Although we will continue to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our processes, products or services less attractive or even obsolete.

Our efforts may never demonstrate the feasibility of our new electronics processing and emitter technology for broad-based product applications.

Our research and development efforts remain subject to all of the risks associated with the development of new products based on emerging and innovative technologies, including without limitation unanticipated technical or other problems and the possible insufficiency of funds for completing development of these products. While we believe we have overcome many of the technical problems traditionally associated with parametric sound reproduction, these technical problems or new technical problems may result in delays and cause us to incur additional expenses that would increase our losses. If we cannot complete, or if we experience significant delays in completing development, manufacturing and licensing of commercial or consumer applications using our new technology, particularly after incurring significant expenditures, our business may fail.

We cannot predict our future operating results. Our quarterly and annual results will likely be subject to fluctuations caused by many factors, any of which could result in our failure to achieve our expectations.

We expect our proprietary sound reproduction products and technologies will be the source of substantially all of our future revenues. Revenues are expected to vary significantly due to a number of factors. Many of these factors are beyond our control. Any one or more of these factors, including those listed below, could cause us to fail to achieve our revenue expectations. These factors include:

•	our ability to supply sound reproduction components to customers, distributors, VARs or OEMs or to license our technologies;

•	market acceptance of, and changes in demand for, our products or our customers’ products;

•	gains or losses of significant customers, distributors or strategic relationships;

•	unpredictable volume and timing of customer orders;

•	the availability, pricing and timeliness of delivery of components for our products;

•	fluctuations in the availability of manufacturing capacity or manufacturing yields and related manufacturing costs;

•	timing of new technological advances, product announcements or introductions by us, by OEMs or licensees and by our competitors;

•	product obsolescence and the management of product transitions and inventory;

•	unpredictable warranty costs associated with our products;

•	installation or order delays by customers, distributors, OEMs or production delays by us or our suppliers;

•	general consumer electronics industry conditions, including changes in demand and associated effects on inventory and inventory practices;

•	general economic conditions that could affect the timing of customer orders and capital spending and result in order cancellations or rescheduling; and

•	general political conditions in this country and in various other parts of the world that could affect spending for the products that we intend to offer.

Some or all of these factors could adversely affect demand for our products or technologies and, therefore, adversely affect our future operating results.

Our expenses may vary from period to period, which could affect quarterly results and our stock price.

If we incur additional expenses in a quarter in which we do not experience increased revenue, our results of operations will be adversely affected and we may incur larger losses than anticipated for that quarter. Factors that could cause our expenses to fluctuate from period to period include:

•	the timing and extent of our research and development efforts;

•	tooling, manufacturing and production working capital costs;

•	investments and costs of maintaining or protecting our intellectual property;

•	the extent of marketing and sales efforts to promote our products and technologies; and

•	the timing of personnel and consultant hiring.

We may need additional capital for growth.

We may need additional capital to support continued operations and our future growth. While we intend to rely on existing resources and funds generated from operations, these may not be sufficient. We also may not be able to generate sufficient funds from operations in the future. Principal factors affecting the availability of internally generated funds include:

•	failure of product sales and licensing proceeds sufficient to meet planned projections;

•	consumer spending levels impacting the sale of our products or those of any future licensees;

•	working capital requirements to support business growth;

•	our ability to control spending;

•	introduction of new competing technologies;

•	product mix and effect on margins; and

•	acceptance of our existing and future products and technologies in existing and new markets.

Should we require additional financing in the future, we may not be able to obtain financing on favorable terms, if at all. If we raise additional funds by issuing equity securities, the percentage ownership of our current stockholders will be reduced, and the holders of the new equity securities may have rights superior to those of the holders of shares of common stock, which could adversely affect the market price and the voting power of shares of our common stock. If we raise additional funds by issuing debt securities, the holders of these debt securities would similarly have some rights senior to those of the holders of shares of common stock, and the terms of these debt securities could impose restrictions on operations and create a significant interest expense for us which could have a material adverse effect on our business. If we are required to raise additional capital in the future, such additional financing may not be available on favorable terms, if at all, or may be dilutive to our existing stockholders. If we fail to obtain additional capital if needed, such failure could have a material adverse impact on our business, results of operations and financial condition.

Our potential for rapid growth and our entry into new markets make it difficult for us to evaluate our current and future business prospects, and we may be unable to effectively manage any growth associated with these new markets, which may increase the risk of your investment and could harm our business, financial condition, results of operations and cash flow.

We believe the development of our new technology, including electronics processing and emitter improvements, will enable us to enter targeted new markets and to expand our presence in our current product markets. Because these improvements are relatively new, we may be unable to evaluate our future prospects in our current market and in new markets, particularly in light of our goals to continually grow our existing and new customer base, expand our product offerings, integrate complementary businesses and enter additional new markets. In addition, our potential growth, recent product introductions and entry into new markets may place a significant strain on our resources and increase demands on our executive management, personnel and systems, and our operational, administrative and financial resources may be inadequate. We may also not be able to effectively manage any expanded operations, or achieve planned growth on a timely or profitable basis, particularly if the number of customers using our products and services significantly increase or their demands and needs change as our business expands. If we are unable to manage expanded operations effectively, we may experience operating inefficiencies, the quality of our products and services could deteriorate, and our business and results of operations could be materially adversely affected.

Many potential competitors who have greater resources and experience than we do may develop products and technologies that make ours obsolete.

Technological competition from other and more established electronic and sound system manufacturers is significant and expected to increase. Most of the companies with which we expect to compete have substantially greater capital resources, research and development staffs, marketing and distribution programs and larger facilities than us, and many of them have substantially greater experience in the production and marketing of products. In addition, one or more of our competitors may have developed or may succeed in developing technologies and products that are more effective than ours, rendering our technology and products obsolete or noncompetitive. The life cycles of our technologies are difficult to estimate. If we cannot develop products in a timely manner in response to industry changes, or if our technologies do not perform well, our business and financial condition will be adversely affected.

Our competitive position will be seriously damaged if we cannot maintain and obtain patent protection for important differentiating aspects of our products or otherwise protect intellectual property rights in our technology.

We rely on a combination of contracts and trademark, patent and trade secret laws to establish and protect our proprietary rights in our technology. However, we may not be able to prevent misappropriation of our intellectual property, our competitors may be able to independently develop similar technology and the agreements we enter into to protect our proprietary rights may not be enforceable.

Our success, in part, depends on our ability to obtain and enforce intellectual property protection of our technology, particularly our patents. There is no guarantee any patent will issue on any patent application that we have filed or may file. Claims allowed from existing or pending patents may not be of sufficient scope or strength to protect the economic value of our technologies. Further, any patent that we may obtain will expire, and it is possible that it may be challenged, invalidated or circumvented. If we do not secure and maintain patent protection for our technology and products, our competitive position could be significantly harmed. A competitor may independently develop or patent technologies that are substantially equivalent or superior to our technology.

As we expand our product line or develop new uses for our products, these products or uses may be outside the protection provided by our current patent applications and other intellectual property rights. In addition, if we develop new products or enhancements to existing products we cannot assure you that we will be able to obtain patents to protect them. Even if we do receive patents for our existing or new products, these patents may not provide meaningful protection, or may be too costly to enforce protection. In some countries outside of the United States where our products may be sold or licensed, patent protection is not available. Moreover, some countries that do allow registration of patents do not provide meaningful redress for violations of patents. As a result, protecting intellectual property in these countries is difficult and our competitors may successfully sell products in these countries that have functions and features that infringe on our intellectual property.

We may initiate claims or litigation against third parties in the future for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of our competitors. These claims could result in costly litigation and divert the efforts of our technical and management personnel. As a result, our operating results could suffer and our financial condition could be harmed.

Our competitive position will be seriously damaged if our products are found to infringe on the intellectual property rights of others.

Other companies and our competitors may currently own or obtain patents or other proprietary rights that might prevent, limit or interfere with our ability to make, use or sell our products. As a result, we may be found to infringe the intellectual property rights of others. The electronics industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, resulting in significant and often protracted and expensive litigation. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results could be adversely affected. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of our resources. An adverse result from intellectual property litigation could force us to do one or more of the following:

•	cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

•	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; and

•	redesign products or services that incorporate the disputed technology.

If we are forced to take any of the foregoing actions, we could face substantial costs and shipment delays and our business could be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or be adequate to indemnify us for all liability that may be imposed.

In addition, it is possible that our customers or end users may seek indemnity from us in the event that our products are found or alleged to infringe the intellectual property rights of others. Any such claim for indemnity could result in substantial expenses to us that could harm our operating results.

Our technology is subject to government regulation, which could lead to unanticipated expense or litigation.

Our sound technology emits ultrasonic vibrations and is regulated by the Food and Drug Administration, as well as the Federal Communications Commission. Although we believe we are in compliance with applicable FDA and FCC regulations, in the event of certain unanticipated defects in our products, a customer or we may be required to comply with governmental requirements to remedy the defect and/or notify consumers of the problem. This could lead to unanticipated expense, and possible product liability litigation against a customer or us. Any regulatory impediment to full commercialization of our parametric sound technology, or any of our other technologies, could adversely affect our results of operations.

Should we seek medical device marketing clearance we could face significant regulatory issues that could bar or delay product marketing or limit indicated uses.

The process of obtaining regulatory clearances or approvals to market a medical device, particularly from the FDA, can be costly and time consuming, and there can be no assurance that such clearances or approvals will be granted on a timely basis, if at all, or that there will not be limitations imposed on indicated uses and claims. Should we seek medical device marketing clearance we intend to rely on the premarket notification process for FDA clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act. This provision allows many medical devices to avoid human clinical trials if the product is “substantially equivalent” to another device already on the market. Premarket notification requires a new device to be compared for safety, effectiveness and technological characteristics to another device (or multiple devices) already on the market. A successful 510(k) submission results in FDA clearance for commercialization.

If approved, regulatory agencies subject a product, its manufacturer and the manufacturer’s facilities to continual review, regulation and periodic inspections. If a regulatory agency discovers previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, our collaborators or us, including requiring withdrawal of the product from the market.

To market any products internationally, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA clearance or approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA clearance or approval. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA clearance or approval, including the risk that our products may not be approved for use under all of the circumstances requested, which could limit the uses of our products and adversely impact potential product sales, and that such clearance or approval may require costly, post-marketing follow-up studies. If we fail to comply with applicable foreign regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

We rely on outside suppliers to provide a large number of components and sub-assemblies incorporated in our products.

Our products have a number of components and subassemblies produced by outside suppliers. In addition, for certain of these items, we qualify only a single source, which can magnify the risk of shortages and decrease our ability to negotiate with our suppliers on the basis of price. In particular, we currently depend on one piezo-film supplier to provide expertise and materials used in our proprietary emitters and one supplier for a majority of our plastic and metal parts from tooling owned by us. If shortages occur, or if we experience quality problems with suppliers, then our production schedules could be significantly delayed or costs significantly increased, which would have a material adverse effect on our business, liquidity, results of operation and financial position.

Changes in laws or regulations or the manner of their interpretation or enforcement could adversely impact our financial performance and restrict our ability to operate our business or execute our strategies.

New laws or regulations, or changes in existing laws or regulations or the manner of their interpretation or enforcement, could increase our cost of doing business and restrict our ability to operate our business or execute our strategies. This includes, among other things, compliance costs and enforcement under the Dodd-Frank Wall Street Reform and Consumer Protection Act. For example, under Section 1502 of the Dodd-Frank Act, the SEC has adopted additional disclosure requirements related to the source of certain “conflict minerals” for issuers for which such “conflict minerals” are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by that issuer. The metals covered by the rules include tin, tantalum, tungsten and gold, commonly referred to as “3TG.” Our suppliers may use some or all of these materials in their production processes. The rules require us to conduct a reasonable country of origin inquiry to determine if we know or have reason to believe any of the minerals used in the production process may have originated from the Democratic Republic of the Congo or an adjoining country. If we are not able to determine the minerals did not originate from a covered country or conclude that there is no reason to believe that the minerals used in the production process may have originated in a covered country, we would be required to perform supply chain due diligence on members of our supply chain. Global supply chains can have multiple layers, thus the costs of complying with these new requirements could be substantial. These new requirements may also reduce the number of suppliers who provide conflict free metals, and may affect our ability to obtain products in sufficient quantities or at competitive prices. Compliance costs and the unavailability of raw materials could have a material adverse effect on our results of operations.

Current environmental laws, or laws enacted in the future, may harm our business.

Our operations are subject to environmental regulation in areas in which we conduct business. Our product design and procurement operations must comply with new and future requirements relating to the materials composition of our products, including restrictions on lead, cadmium and other substances. We do not expect that the impact of these environmental laws and other similar legislation adopted in the U.S. and other countries will have a substantial unfavorable impact on our business. However, the costs and timing of costs under environmental laws are difficult to predict.

Loss of our key management and other personnel could impact our business.

Our business is substantially dependent on our Executive Chairman, Kenneth F. Potashner, and our President and Chief Scientist, Elwood G. Norris, and other key personnel. The loss of either of Mr. Potashner or Mr. Norris or any of these key personnel could materially adversely affect our business, financial condition, results of operations and cash flows. In addition, competition for skilled and non-skilled employees among companies like ours is intense, and the loss of skilled or non-skilled employees or an inability to attract, retain and motivate additional skilled and non-skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully, develop new products, attract customers and meet customer shipments.

Failure to maintain an effective system of internal control over financial reporting could harm stockholder and business confidence in our financial reporting, our ability to obtain financing and other aspects of our business.

Maintaining an effective system of internal control over financial reporting is necessary for us to provide reliable financial reports. Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the SEC require us to include in our Form 10-K a report by management regarding the effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting was effective as of September 30, 2012, it is possible that material weaknesses will be identified in the future. In addition, components of our internal control over financial reporting may require improvement from time to time. If management is unable to assert that our internal control over financial reporting is effective in any future period, investors may lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on its stock price.

In addition, beginning with our Form 10-K for the fiscal year ending September 30, 2013, management’s assessment regarding the effectiveness of our internal control over financial reporting must include a statement that our independent registered public accounting firm has issued an attestation report relating to the effectiveness of our internal control over financial reporting. If our independent registered public accounting firm is unable to express an opinion that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, XBRL interactive SEC filings, new SEC regulations and NASDAQ Stock Market rules are creating uncertainty for public companies and often, increased costs to comply. We continually evaluate and monitor developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are committed to maintaining high standards of corporate governance and public disclosure. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and we may be harmed.

The reliability of market data included in our public filings is uncertain.

Since we operate in a rapidly changing market, we have in the past, and may from time to time in the future, include market data from industry publications and our own internal estimates in some of the documents we file with the SEC. This data may be inaccurate, incomplete or unreliable. Industry publications generally state that the information contained in these publications has been obtained from sources believed to be reliable, but that its accuracy and completeness is not guaranteed. Although we believe that the market data used in our filings with the SEC is and will be reliable, it has not been and will not be independently verified. Similarly, internal company estimates, while believed by us to be reliable, have not been and will not be verified by any independent sources.

Risk Factors Relating to Ownership of Our Common Stock

Our common stock has traded sporadically and is expected to experience significant price and volume volatility in the future that substantially increases the risk of loss to persons owning our common stock.

There was no public market for our common stock prior to our spin-off in September 2010. The market price of our common stock has fluctuated significantly to date. Prior to March 22, 2012, our common stock was quoted on the OTC Bulletin Board, where the shares of our common stock were historically sporadically or “thinly-traded”, meaning that the number of persons interested in purchasing our common stock at or near bid prices at any given time may be relatively small or non-existent. On March 22, 2012, our common stock began listing on The NASDAQ Capital Market, but there can be no assurances that our common stock will be actively traded. Because of the limited trading market for our common stock, and the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our common stock may suffer greater declines because of its price volatility.

In the future, the market price of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

•	our anticipated or actual operating results;

•	developments concerning our sound reproduction technologies;

•	technological innovations or setbacks by us or our competitors;

•	announcements of merger or acquisition transactions;

•	changes in personnel within our company; and

•	other events or factors and general economic and market conditions.

Our common stock has traded on The NASDAQ Capital Market as low as $3.86 and as high at $21.99 during the period from March 22, 2012 through May 2, 2013. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market price of many technology companies, and that have often been unrelated or disproportionate to the operating performance of companies. These broad market fluctuations may adversely affect the trading price of shares our common stock.

There is no guarantee that our shares will continue to be listed on The NASDAQ Capital Market.

Shares of our common stock became listed on The NASDAQ Capital Market on March 22, 2012. We may not be able to meet the requirements for continued listing on The NASDAQ Capital Market, or there may not be enough brokers interested in making a market for our stock to allow us to continue to list thereon. Failure to satisfy any continued listing requirements could lead to the receipt of a deficiency notice from Nasdaq and ultimately to a delisting from trading of our common stock. If our common stock were delisted from Nasdaq, among other things, this could result in a number of negative implications, including reduced liquidity in our common stock as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws as well as the potential loss of confidence by suppliers, customers and employees, the loss of analyst coverage and institutional investor interest, fewer business development opportunities, greater difficulty in obtaining financing and possible breaches of certain contractual obligations. Therefore, it may be difficult to sell your shares of common stock if you desire or need to sell them. It is possible that an active and liquid trading market in our securities may never develop or, if one does develop, that the market will continue.

Sales of common stock by affiliates or sales of common stock issuable on the exercise of outstanding options and warrants, may depress the price of our common stock.

From time to time, certain of our stockholders including affiliates may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, subject to certain limitations. As of April 30, 2013, we had outstanding options granted to our employees, directors and consultants to purchase 1,275,354 shares of our common stock, and had outstanding warrants issued to investors to purchase 291,492 shares of our common stock. At April 30, 2013, the exercise prices for the options and common stock warrants ranged from $1.50 to $12.98 per share. The issuance of shares of common stock upon the exercise of outstanding options or warrants could cause substantial dilution to holders of common stock and could negatively affect the terms on which we could obtain equity financing. Any substantial sale the sale of these shares in the market or sales of shares pursuant to Rule 144 or pursuant to any resale prospectus could cause the market price of our common stock to decline.

We may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of your common stock.

We are authorized to issue up to 1,000,000 shares of preferred stock in one or more series. Our Board of Directors may determine the terms of future preferred stock offerings without further action by our stockholders (subject to the rules of the NASDAQ Capital Market). If we issue preferred stock, it could affect your rights or reduce the value of your common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. Preferred stock terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions.

The payment of dividends will be at the discretion of our Board of Directors.

The declaration and amount of future dividends, if any, will be determined by our Board of Directors and will depend on our financial condition, earnings, capital requirements, financial covenants, regulatory constraints, industry practice and other factors our Board deems relevant.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents we incorporate by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “potential” or “continue” or the negative of these terms or other comparable terminology. For a non-exhaustive list of certain forward-looking statements that are incorporated by reference into or deemed to be a part of this prospectus, please refer to the “Cautionary Note Regarding Forward-Looking Statements and Other Information” contained in our Annual Report on Form 10-K for the year ended September 30, 2012.

Forward looking statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in (i) our Annual Report on Form 10-K for the year ended September 30, 2012, (ii) our other reports filed from time to time with the SEC that are incorporated by reference into this prospectus, or (iii) this prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” for information about how to obtain copies of those documents.

All forward-looking statements in this prospectus and the documents incorporated by reference herein reflect our views as of the date of the document in which they are contained based on information available to us as of the date of that document, and we caution you not to place undue reliance on these forward-looking statements in light of the risks, uncertainties and assumptions associated with them. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, whether as a result of new information, future events or otherwise.

DILUTION

We will set forth in a prospectus supplement the following information regarding any material dilution of the equity interests of investors purchasing securities we sell in an offering under this prospectus:

•	the net tangible book value per share of our equity securities before and after the offering;

•	the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchases in the offering; and

•	the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

DESCRIPTION OF THE SECURITIES THAT MAY BE OFFERED

The following summary of the rights of our capital stock is not complete and is subject to and qualified in its entirety by reference to our articles of incorporation and bylaws, copies of which are filed as exhibits to our registration statement on Form S-3, of which this prospectus forms a part. See “Where You Can Find More Information.”

Description of Common Stock

We are authorized to issue 50,000,000 shares of our common stock, $0.001 par value per share, and 1,000,000 shares of preferred stock, $0.001 par value per share.

As of April 30, 2013 we had 6,676,044 shares of common stock outstanding. Our authorized but unissued shares of common stock are available for issuance without action by our stockholders (except as may be required by the rules of the NASDAQ Capital Market). If action by our stockholders is not so required, our board of directors may determine not to seek stockholder approval.

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any future outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

We are not offering any shares of our preferred stock pursuant to this prospectus or any prospectus supplement hereto. Further, no shares of our preferred stock are outstanding, and we have no present plans to issue any shares of our preferred stock. However, we are describing the rights of our preferred stock because our preferred stock, if and when issued, may have rights that are greater than the rights of our common stock.

Our board of directors has the authority, without action by our stockholders (except as may be required by the rules of the NASDAQ Capital Market), to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change in control of our company without further action by our stockholders.

Description of Warrants

We may issue warrants for the purchase of our common stock, which we refer to in this prospectus as “common stock purchase warrants”. As explained below, each common stock purchase warrant will entitle its holder to purchase our equity securities at an exercise price set forth in, or to be determined as set forth in, the related prospectus supplement. Common stock purchase warrants may be issued separately or together with equity securities. The common stock purchase warrants are to be issued under common stock purchase warrant agreements.

The particular terms of each issue of common stock purchase warrants and the common stock purchase warrant agreement relating to the common stock purchase warrants will be described in the applicable prospectus supplement, including, as applicable:

•	the title of the common stock purchase warrants;

•	the initial offering price;

•	the aggregate number of common stock purchase warrants and the aggregate number of shares of common stock purchasable upon exercise of the common stock purchase warrants;

•	the date on which the right to exercise the common stock purchase warrants will commence and the date on which the right will expire;

•	if applicable, the minimum or maximum number of the common stock purchase warrants that may be exercised at any one time;

•	anti-dilution provisions of the common stock purchase warrants, if any;

•	redemption or call provisions, if any, applicable to the common stock purchase warrants;

•	any additional terms of the common stock purchase warrants, including terms, procedures and limitations relating to the exchange and exercise of the common stock purchase warrants; and

•	the exercise price.

Holders of common stock purchase warrants will not be entitled, solely by virtue of being holders, to vote, to consent, to receive dividends, to receive notice as stockholders with respect to any meeting of stockholders for the election of directors or any other matter, or to exercise any rights whatsoever as a holder of the common stock purchasable upon exercise of the common stock purchase warrants.

Anti-Takeover Effects of Certain Provisions of Nevada Law and Our Charter Documents

The following is a summary of certain provisions of Nevada law, our articles of incorporation and our bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Nevada and our articles of incorporation and bylaws.

Nevada Laws

The Nevada Business Corporation Law contains a provision governing “Acquisition of Controlling Interest.” This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges: (1) 20 to 33 1/3%, (2) 33 1/3 to 50%, or (3) more than 50%. A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The stockholders or Board of Directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation. Our articles of incorporation and bylaws do not exempt our common stock from the control share acquisition act. The control share acquisition act is applicable only to shares of “Issuing Corporations” as defined by the act. An Issuing Corporation is a Nevada corporation, which; (1) has 200 or more stockholders, with at least 100 of such stockholders being both stockholders of record and residents of Nevada; and (2) does business in Nevada directly or through an affiliated corporation.

At this time, we do not believe we have 100 stockholders of record resident of Nevada. Therefore, the provisions of the control share acquisition act do not apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply to us, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of our company, regardless of whether such acquisition may be in the interest of our stockholders.

The Nevada “Combination with Interested Stockholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of our company. This statute prevents an “interested stockholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met. The statute defines “combination” to include any merger or consolidation with an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested stockholder” having; (1) an aggregate market value equal to 5 percent or more of the aggregate market value of the assets of the corporation; (2) an aggregate market value equal to 5 percent or more of the aggregate market value of all outstanding shares of the corporation; or (3) representing 10 percent or more of the earning power or net income of the corporation. An “interested stockholder” means the beneficial owner of 10 percent or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the statute may not engage in a “combination” within three years after the interested stockholder acquires its shares unless the combination or purchase is approved by the Board of Directors before the interested stockholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the Board of Directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (1) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher; (2) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or (3) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

Nevada law does not require stockholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Articles of Incorporation; Bylaws

Our articles of incorporation and bylaws contain provisions that could make more difficult the acquisition of our company by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Undesignated Preferred Stock. The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Size of Board and Vacancies. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies on our board of directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall unless our board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholder vote, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of our board of directors.

No Cumulative Voting. Our articles of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Stockholder Meetings. Our bylaws provide that special meetings of the stockholders may be called only by our chairman, our chief executive officer or at the direction of our board of directors.

USE OF PROCEEDS

Unless we state otherwise in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by us under this prospectus and any related prospectus supplement for general corporate purposes. These purposes may include capital expenditures and additions to working capital. When a particular series of securities is offered, the prospectus supplement relating to that series will set forth our intended use for the net proceeds we receive from the sale of the securities. Pending the application of the net proceeds, we may invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities

PLAN OF DISTRIBUTION

We may offer and sell the securities in any one or more of the following ways:

•	to or through underwriters, brokers or dealers;

•	directly to one or more other purchasers;

•	through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	through agents on a best-efforts basis;

•	in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on the NASDAQ or sales made through a market maker other than on an exchange or other similar offerings through sales agents; or

•	otherwise through any other method permitted by applicable law or a combination of any of the above methods of sale.

In addition, we may enter into option, share lending or other types of transactions that require us to deliver shares of common stock to an underwriter, broker or dealer, who will then resell or transfer the shares of common stock under this prospectus. We may also enter into hedging transactions with respect to our securities. For example, we may:

•	enter into transactions involving short sales of the shares of common stock by underwriters, brokers or dealers;

•	sell shares of common stock short and deliver the shares to close out short positions;

•	enter into option or other types of transactions that require the delivery of shares of common stock to an underwriter, broker or dealer, who will then resell or transfer the shares of common stock under this prospectus; or

•	loan or pledge the shares of common stock to an underwriter, broker or dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock.

The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

Each time we sell securities, we will provide a prospectus supplement that will name any underwriter, dealer or agent involved in the offer and sale of the securities. Any prospectus supplement will also set forth the terms of the offering, including:

•	the purchase price of the securities and the proceeds we will receive from the sale of the securities;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any public offering or purchase price and any discounts or commissions allowed or re-allowed or paid to dealers;

•	any commissions allowed or paid to agents;

•	any other offering expenses;

•	any securities exchanges on which the securities may be listed;

•	the method of distribution of the securities;

•	the terms of any agreement, arrangement or understanding entered into with the underwriters, brokers or dealers; and

•	any other information we think is important.

If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account. The securities may be sold from time to time by us in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

Such sales may be effected:

•	in transactions on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in transactions in the over-the-counter market;

•	in block transactions in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	through the writing of options; or

•	through other types of transactions.

The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the prospectus supplement, the obligations of underwriters or dealers to purchase the securities offered will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the offered securities if any are purchased. Any public offering price and any discount or concession allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

The securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable to such agent will be set forth in, the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

Offers to purchase the securities offered by this prospectus may be solicited, and sales of the securities may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. The terms of any offer made in this manner will be included in the prospectus supplement relating to the offer.

Some of the underwriters, dealers or agents used by us in any offering of securities under this prospectus may be customers of, engage in transactions with, and perform services for us or affiliates of ours in the ordinary course of business. Underwriters, dealers, agents and other persons may be entitled to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to be reimbursed for certain expenses.

Subject to any restrictions relating to debt securities in bearer form, any securities initially sold outside the United States may be resold in the United States through underwriters, dealers or otherwise.

Any underwriters to which offered securities are sold by us for public offering and sale may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares during and after this offering, but those underwriters will not be obligated to do so and may discontinue any market making at any time. Specifically, the underwriters may over-allot or otherwise create a short position in the common shares for their own accounts by selling more common shares than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing common shares in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common shares by bidding for or purchasing common shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if common shares previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common shares at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common shares to the extent that it discourages resales of the common shares. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters and selling group members may also engage in passive market making transactions in our common shares. Passive market making consists of displaying bids on the NASDAQ Capital Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common shares at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

We are subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to our activities.

The anticipated date of delivery of the securities offered by this prospectus will be described in the applicable prospectus supplement relating to the offering.

Any broker-dealer participating in the distribution of the shares of common stock may be deemed to be an “underwriter” within the meaning of the Securities Act with respect to any securities such entity sells pursuant to this prospectus.

To comply with the securities laws of some states, if applicable, the securities may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

In compliance with the guidelines of the Financial Regulatory Authority, or FINRA, the maximum aggregate value of all compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds from the sale of securities pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

The validity of the shares of common stock offered under this prospectus will be passed upon for us by Sheppard Mullin Richter & Hampton, LLP, San Diego, California.

EXPERTS

Squar, Milner, Peterson, Miranda and Williamson, LLP, an independent registered public accounting firm, has audited our consolidated financial statements as of and for the fiscal years ended September 30, 2012 and 2011 as set forth in their report dated November 28, 2012, which is incorporated by reference in this prospectus. Such financial statements are included in reliance on Squar, Milner, Peterson, Miranda and Williamson, LLP’s aforementioned report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities covered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the securities covered by this prospectus, please see the registration statement and the exhibits filed with the registration statement, which are available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to below, as well as on our website, http://www.parametricsound.com. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to the securities.

In addition, we are subject to the reporting and information requirements of the Securities Exchange Act of 1934, and as a result we file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will also be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to below, as well as on our website, http://www.parametricsound.com. This reference to our website is an inactive textual reference only, and is not a hyperlink.

You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1 (800) SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only, and is not a hyperlink.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	Our annual report on Form 10-K for the fiscal year ended September 30, 2012, filed with the SEC on November 28, 2012;

•	Our quarterly report on Form 10-Q for the period ended December 31, 2012, filed with the SEC on February 7, 2013;

•	Our quarterly report on Form 10-Q for the period ended March 31, 2013, filed with the SEC on May 2, 2013;

•	Our current reports on Form 8-K (or amendments thereto) filed with the SEC on each of February 25, 2013, March 1, 2013, March 8, 2013 and April 5, 2013;

•	Our definitive proxy statement filed with the SEC on January 10, 2013; and

•	The description of our common stock, which is contained in the registration statement on Form 8-A12B filed with the SEC on March 21, 2012, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference all documents we file pursuant to Section 13(a), 13(c), 14 or 15 of the Exchange Act (other than any portions of filings that are furnished rather than filed pursuant to Items 2.02 and 7.01 of a Current Report on Form 8-K) after the date of the initial registration statement of which this prospectus is a part and prior to effectiveness of such registration statement. All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits have been specifically incorporated by reference thereto. You may request a copy of these reports or documents, at no cost, by writing or telephoning us at the following address:

Parametric Sound Corporation

13771 Danielson Street, Suite L

Poway, CA 92064

(888) 477-2150

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

$45,000,000

PRELIMINARY PROSPECTUS SUPPLEMENT

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April     , 2014